Exhibit 2.1

Certain information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the company if publicly disclosed. [***] indicates the redacted confidential portions of this exhibit.

AGREEMENT AND PLAN OF MERGER

by and among

HELIOS TECHNOLOGIES, INC.,

VITALITY MERGER SUB, INC.,

BWG HOLDINGS I CORP,

ICM HOLDCO I CORP.

and

SBF II REPRESENTATIVE CORP.,

solely in its capacity as the Equityholder Representative

Dated: October 9, 2020

TABLE OF CONTENTS

ARTICLE I Definitions and Rules of Construction	2
1.1.	Definitions2
1.2.	Rules of Construction23
ARTICLE II The Merger	24
2.1.	Closing24
2.2.	The Merger24
2.3.	Certificate of Incorporation and Bylaws25
2.4.	Directors and Officers25
2.5.	Effect of the Merger on Common Stock and Options25
2.6.	Closing Payments and Deliveries27
2.7.	Procedures for Payment of Merger Consideration30
2.8.	Purchase Price Adjustment31
2.9.	Withholding Taxes35
ARTICLE III Representations and Warranties of the Company	35
3.1.	Organization and Power35
3.2.	Authorization and Enforceability36
3.3.	Capitalization of the Company36
3.4.	No Violation37
3.5.	Governmental Authorizations and Consents38
3.6.	Financial Statements38
3.7.	No Undisclosed Material Liabilities39
3.8.	Absence of Certain Changes39
3.9.	Real Property39
3.10.	Intellectual Property40
3.11.	Contracts42
3.12.	Compliance with Laws45
3.13.	Environmental Matters46
3.14.	Litigation46
3.15.	Labor Matters47
3.16.	Employee Benefits48
3.17.	Taxes51
3.18.	Sufficiency of Assets; Condition of Tangible Property53
3.19.	Insurance53
3.20.	Customers and Vendors53
3.21.	Bank Accounts; Receivables54
3.22.	No Brokers54
3.23.	Agreements with Company Group Related Person54
3.24.	Disclaimer54
ARTICLE IV Representations and Warranties of Topco	55
4.1.	Organization and Power55
4.2.	Authorization and Enforceability55
4.3.	Capitalization of Topco56
4.4.	No Violation56
4.5.	No Brokers56
4.6.	Disclaimer56

ARTICLE V Representations and Warranties of Parent and Merger Sub	56
5.1.	Organization and Power56
5.2.	Authorization and Enforceability57
5.3.	No Violation57
5.4.	Governmental Authorizations and Consents57
5.5.	Litigation57
5.6.	Sufficiency of Funds58
5.7.	Investment Purpose58
5.8.	Solvency58
5.9.	No Brokers58
5.10.	Operations of Merger Sub58
5.11.	No Inducement or Reliance; Independent Assessment58
ARTICLE VI Covenants	59
6.1.	Conduct of the Company Group59
6.2.	Access Prior to the Closing62
6.3.	Efforts; Regulatory Filings62
6.4.	Employee Matters64
6.5.	Indemnification of Directors and Officers66
6.6.	Public Announcements68
6.7.	Use of Company Name68
6.8.	Mail; Payments68
6.9.	Insurance69
6.10.	Reorganization Transactions69
6.11.	Topco Stock70
6.12.	Intercompany Arrangements70
6.13.	Company Service Provider List70
6.14.	Stockholder Approval70
6.15.	Exclusivity70
6.16.	Preservation of Books and Records71
6.17.	R&W Insurance Policy71
6.18.	Efforts to Consummate72
6.19.	Intellectual Property72
6.20.	Termination of Company 401(k) Plan72
ARTICLE VII Conditions to Closing	72
7.1.	Conditions to All Parties’ Obligations72
7.2.	Conditions to the Company’s and Topco’s Obligations73
7.3.	Conditions to Parent’s and Merger Sub’s Obligations73
ARTICLE VIII Indemnification	74
8.1.	Indemnification Obligations of Topco74
8.2.	Indemnification Obligations of Parent75
8.3.	Indemnification Procedure75
8.4.	Survival Period77
8.5.	Liability Limitations77
8.6.	Materiality78
8.7.	Exclusive Remedy78
8.8.	Indemnification Payments78

- ii -

8.9.	Release of Funds from the Indemnity Escrow Account79
8.10.	Avoiding Double Payments79
ARTICLE IX Termination	79
9.1.	Termination Prior to Closing79
9.2.	Effect of Termination80
ARTICLE X Miscellaneous	81
10.1.	Equityholder Representative81
10.2.	Tax Matters.84
10.3.	Expenses90
10.4.	Notices90
10.5.	Governing Law91
10.6.	Entire Agreement91
10.7.	Severability91
10.8.	Amendment91
10.9.	Effect of Waiver or Consent91
10.10.	Parties in Interest; Limitation on Rights of Others91
10.11.	Assignability92
10.12.	Disclosure Schedule92
10.13.	Jurisdiction; Court Proceedings; Waiver of Jury Trial93
10.14.	Reliance on Counsel and Other Advisors93
10.15.	Remedies93
10.16.	Specific Performance94
10.17.	Counterparts94
10.18.	Further Assurance94
10.19.	Legal Representation94
10.20.	Release96
10.21.	No Recourse Against Nonparty Affiliates96

- iii -

Exhibits & Schedules

Exhibit A	Form of Letter of Transmittal
Exhibit B	Form of A&R Certificate of Incorporation
Exhibit C	Form of Termination Agreement (AEA Management Agreement)
Exhibit D	Reorganization Transactions
Exhibit E	Form of Stockholder Support Agreement
Exhibit F-1	Form of Restrictive Covenant Agreement - Sponsor
Exhibit F-2	Form of Restrictive Covenant Agreement - Individuals
Exhibit G	Key Management Persons
Exhibit H	Specific Indemnities
Exhibit I	Form of Topco Restrictive Covenant Agreement
Exhibit J	Reverse TSA

Schedule 1.1(a)	Net Working Capital
Schedule 1.1(b)	Indebtedness
Schedule 1.1(c)	Knowledge of the Company Group
Schedule 10.2(h)	Retained Business Values
Schedule D	Agreements Assigned in the Reorganization Transactions

AGREEMENT AND PLAN OF MERGER

THIS aGREEMENT AND PLAN OF MERGER, dated as of October 9, 2020, is made by and among Helios Technologies, Inc., a Florida corporation (“Parent”), Vitality Merger Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), BWG Holdings I Corp, a Delaware corporation (the “Company”, and together with the Acquired Subsidiaries, the “Company Group”), ICM Holdco I Corp., a Delaware corporation (“Topco”, and together with Parent, Merger Sub, and the Company, the “Parties”), and SBF II Representative Corp., solely in its capacity as Equityholder Representative hereunder.

RECITALS

WHEREAS, Parent has formed Merger Sub solely for the purpose of merging it with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and becoming thereby a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have (a) determined that the Merger is in the best interest of their respective companies and respective equityholders; (b) approved this Agreement, the Merger and the consummation of the Contemplated Transactions, upon the terms and subject to the conditions set forth herein; and (c) in the case of the board of directors of the Company, has resolved to recommend to the Stockholders the approval of the Merger, the adoption of this Agreement and the approval of the terms hereof and the consummation of the Contemplated Transactions, upon the terms and subject to the conditions set forth herein, in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, Parent, as sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger;

WHEREAS, prior to the Closing, the Company intends to implement and effect the reorganization transactions set forth on Exhibit D (the “Reorganization Transactions”);

WHEREAS, following the Reorganization Transactions and at the Closing, as part of the merger consideration delivered to the Equityholders in connection with the Merger, the Equityholders will receive shares of capital stock of Topco in proportion to their respective ownership interests in the Company as of immediately prior to the Effective Time;

WHEREAS, concurrently with the Closing, Topco and the Company will enter into the Reverse TSA;

WHEREAS, as a condition to Parent’s willingness to enter into this Agreement, the Company or the Equityholder Representative has delivered, or caused to be delivered, contemporaneously with the execution and delivery of this Agreement, (a) a stockholder support agreement attached as Exhibit E (the “Stockholder Support Agreement”) that has been executed and delivered by AEA Investors Small Business Fund II LP, (b) a restrictive covenant agreement, effective as of the Closing, attached as Exhibit F-1 that has been executed and delivered by AEA Investors SBF LP, (c) a restrictive covenant agreement, effective as of the Closing, in the form of Exhibit F-2 that has been executed and delivered by each of the individuals listed on Exhibit G, and (d) a restrictive covenant agreement, effective as of the Closing, that has been executed and delivered by Topco attached as Exhibit I.

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
Definitions and Rules of Construction

1.1.Definitions

As used in this Agreement, the following terms shall have the meanings set forth below:

“280G Documents” has the meaning set forth in Section 6.4(f).

“Access Rights” has the meaning set forth in Section 2.8(b).

“Accounting Arbitrator” has the meaning set forth in Section 2.8(d).

“Accounting Principles” means in accordance with GAAP using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company Group in the preparation of the Financial Statements; provided, that if such accounting principles, practices, procedures, policies and methods and GAAP are inconsistent, the accounting principles, practices, procedures, policies and methods used in the preparation of the Financial Statements shall control; provided, further, that the Accounting Principles (a) shall not include any purchase accounting or other adjustment arising out of the consummation of the Contemplated Transactions, (b) shall be based exclusively on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing, and (c) shall follow the defined terms contained in this Agreement and any applicable Schedules or Exhibits hereto (including Schedule 1.1(a)), including in the event that any such defined term, Schedule or Exhibit is inconsistent with GAAP.

“Acquired Subsidiaries” means BWG Holdings II, S&B Holdings, Balboa Water Group, LLC, a Delaware limited liability company, and HydroAir International ApS, a Denmark limited liability company.

“Acquisition Transaction” has the meaning set forth in Section 6.15.

“Adjustment Escrow Account” has the meaning set forth in Section 2.6(c)(ii).

“Adjustment Escrow Amount” means $1,000,000.

“Adjustment Escrow Release Amount” means, at the applicable time, the amount by which the cash then held in the Adjustment Escrow Account exceeds the Net Negative Purchase Price Adjustment Amount (if any).

“Adjustment Escrow Release Amount Per Share” means (a) the Adjustment Escrow Release Amount, divided by (b) the Fully Diluted Number.

“Adjustment Time” means 12:01 A.M. local time in Costa Mesa, California time on the Closing Date.

“AEA” means AEA Investors LP, a Delaware limited partnership.

“AEA D&O Parties” has the meaning set forth in Section 6.5(e).

“AEA Group” means AEA and its Affiliates (other than the Company Group and the Retained Subsidiaries).

“AEA Management Agreement” means that certain Management Agreement, dated as of November 17, 2015, by and among the Company, the Company Group (as defined therein), and AEA Investors SBF LP, as amended, modified, and/or restated from time to time.

“Affiliate” means (a) as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person or (b) as to any Person that is a natural Person, any such Person’s spouse, parents, children and siblings, whether by blood, adoption or marriage, residing in such Person’s home or any trust or similar entity for the benefit of any of the foregoing Persons. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise. Except as otherwise provided herein, the Company Group shall be deemed for purposes of this Agreement to be Affiliates of Parent from and after the Closing and the Retained Subsidiaries shall be deemed for purposes of this Agreement to be Affiliates of Topco from and after the Closing.

“Aggregate Closing Merger Cash Consideration” means (a) the Base Amount, plus (b) the Closing Cash, plus (c) the Closing Net Working Capital Adjustment Amount (whether such amount is a positive number or a negative number (and for the avoidance of doubt, in the case of a negative number, with the addition of such negative number pursuant to this clause (c) having the same arithmetic result as the subtraction of the absolute value of such negative number)), minus (d) the Closing Indebtedness, minus (e) the Transaction Expenses, minus (f) the Adjustment Escrow Amount, minus (g) the Indemnity Escrow Amount, minus (h) the Equityholder Representative Expense Amount.

“Aggregate Estimated Closing Merger Cash Consideration” means (a) the Base Amount, plus (b) the Estimated Closing Cash, plus (c) the Estimated Closing Net Working Capital Adjustment Amount (whether such amount is a positive number or a negative number (and for the avoidance of doubt, in the case of a negative number, with the addition of such negative number pursuant to this clause (c) having the same arithmetic result as the subtraction of the absolute value of such negative number)), minus (d) the Estimated Closing Indebtedness, minus (e) the Estimated

Transaction Expenses, minus (f) the Adjustment Escrow Amount, minus (g) the Indemnity Escrow Amount, minus (h) the Equityholder Representative Expense Amount.

“Aggregate Merger Cash Consideration Per Share” has the meaning set forth in Section 2.5(a).

“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all of the In-the-Cash Options and In-the-Stock-Options outstanding immediately prior to the Effective Time if the Optionholders exercised such In-the-Cash Options and In-the-Stock-Options for cash immediately prior to the Effective Time.

“Agreement” means this Agreement and Plan of Merger, as it may be amended from time to time.

“Ancillary Documents” means the documents, agreements, statements and certificates being executed and delivered in connection with this Agreement and the Contemplated Transactions, including the Reverse TSA, the Escrow Agreement, and the Paying Agent Agreement.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“Antitrust Filings” has the meaning set forth in Section 6.3(b).

“Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable federal, state, or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger and acquisition.

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

“Balance Sheet Date” has the meaning set forth in Section 3.6(a).

“Base Amount” means $218,500,000.

“Books and Records” has the meaning set forth in Section 6.16(a).

“Business Day” means any day other than a Saturday, Sunday or day on which banks are closed in New York, New York.

“Business Records” means all data and records of the respective businesses of the Company Group on whatever media and wherever located.

“BWG Holdings II” means BWG Holdings II Corp, a Delaware corporation.

“Cap” has the meaning set forth in Section 8.5(a).

“Cash” means, as of any time of determination, the aggregate amount of unrestricted cash, cash equivalents, security or similar deposits or cash collateral, and marketable securities of the Company Group, including the amount payable under the Stockholder Promissory Note and the amount of any received but uncleared checks, drafts and wires (to the extent an amount corresponding to each such item has been released from accounts receivable), in each case determined in accordance with the Accounting Principles, minus (a) the amount of any issued and outstanding checks, drafts and wires (to the extent an amount corresponding to each such item has been released from accounts payable), (b) any overdraft charges, if any, with respect to any such issued and outstanding checks, drafts and wires, (c) any cash held in escrow by or on behalf of the Company Group or the benefit of another Person, and (d) the amount of all deposits for the Real Property Leases. For the avoidance of doubt, “Cash” shall not include any cash, cash equivalents, security or similar deposits or cash collateral, or marketable securities of the Retained Subsidiaries.

“Certificate of Merger” has the meaning set forth in Section 2.2(a).

“Chosen Courts” has the meaning set forth in Section 10.13.

“Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.

“Class A Topco Stock” means the Class A Topco Stock, par value $0.01 per share, of Topco.

“Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of the Company.

“Class B Topco Stock” means the Class B Common Stock, par value $0.01 per share, of Topco.

“Closing” has the meaning set forth in Section 2.1.

“Closing Cash” means the aggregate amount of Cash as of the Adjustment Time.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Statement” has the meaning set forth in Section 2.6(a)(i).

“Closing Indebtedness” means the aggregate amount of all Indebtedness as of immediately prior to the Closing.

“Closing Merger Cash Consideration Per Share” means an amount equal to (a) the sum of (i) the Aggregate Estimated Closing Merger Cash Consideration, plus (ii) the Aggregate Option Exercise Price, divided by (b) the Fully Diluted Number.

“Closing Net Working Capital” means (a) the sum of the total current assets of the Company Group as of the Adjustment Time minus (b) the sum of the total current liabilities of the Company Group as of the Adjustment Time, each as calculated in accordance with the Accounting Principles and the example calculation set forth in Schedule 1.1(a), and utilizing only those line items and accounts set forth in Schedule 1.1(a) (and not reflecting, directly or indirectly, any change in or introduction of any additional reserve or accrual that is not reflected in Schedule 1.1(a)); provided, that for purposes of calculating the Closing Net Working Capital, current assets shall exclude Closing Cash, deferred Tax assets and income Tax assets, and current liabilities shall exclude deferred Tax liabilities, income Tax liabilities and Transaction Expenses but include any current non-income Tax liabilities and any earned but unpaid (as of the Closing) bonuses or deferred compensation. For the avoidance of doubt, current assets and current liabilities shall not include (i) any Indebtedness and (ii) any current assets or current liabilities of any of the Retained Subsidiaries.

“Closing Net Working Capital Adjustment Amount” means the amount equal to (a) the Closing Net Working Capital as shown on the Purchase Price Adjustment Statement, minus (b) the Target Net Working Capital (which may be a positive or negative number); provided that in the event the absolute value of such amount is equal to or less than the Net Working Capital Collar Amount, the “Closing Net Working Capital Adjustment Amount” shall be deemed to be $0.

“Closing Option Consideration Per Share” means, with respect to each share of Class B Common Stock underlying any In-the-Cash Option, (a) the Closing Merger Cash Consideration Per Share minus (b) the exercise price for such share of Class B Common Stock.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding federal revenue Laws.

“Combined Tax Proceeding” has the meaning set forth in Section 10.2(f).

“Combined Tax Returns” has the meaning set forth in Section 10.2(b).

“Common Stock” means shares of Class A Common Stock and Class B Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 6.20.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated as of November 13, 2015 (as amended, restated, supplemented or otherwise modified from time to time).

“Company Group” has the meaning set forth in the Preamble.

“Company Group Employees” has the meaning set forth in Section 6.4(a).

“Company Group Employment Contract” means an employment, retention or severance Contract between any member of the Company Group and an individual employee.

“Company Group IP Agreements” means all Contracts pursuant to which any member of the Company Group has: (a) licensed or sublicensed (as applicable) any of the Purchased Intellectual Property to, or otherwise granted the right to use any of the Purchased

Intellectual Property to, any other Person; (b) assigned any right in any of the Purchased Intellectual Property to any other Person; (c) had Intellectual Property licensed or sublicensed (as applicable) to it, or has otherwise been permitted to use Intellectual Property; or (d) had any right in any Intellectual Property assigned to it by any other Person.

“Company Group Licensed Intellectual Property” means all Intellectual Property licensed or sublicensed to a member of the Company Group or for which a member of the Company Group otherwise has a right to exploit.

“Company Group Material Adverse Effect” means any event, change, development, effect, condition, circumstance, matter, occurrence, or state of facts (each, an “Event”) that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on (a) the business, operations or financial condition of the Company Group taken as a whole, or (b) the ability of the Company to effect the Closing and consummate the Contemplated Transactions prior to the Termination Date; provided, that, for purposes of clause (a) only, none of the following Events whether alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a Company Group Material Adverse Effect: (i) any event, change or development in global or national economic, monetary or financial conditions, including changes or developments in prevailing interest rates, credit markets, securities markets, general economic or business conditions or currency exchange rates, or political, legislative or regulatory conditions, (ii) the occurrence of any act of God, other calamity or force majeure events (whether or not declared as such), including any war, terrorism, man-made catastrophe, strike, labor dispute, civil disturbance, or any escalation of any of the foregoing, or any natural disaster, fire, flood, hurricane, tornado, or other catastrophic weather event, (iii) the occurrence of any pandemic (including the COVID-19 pandemic, and any future resurgence, or evolutions or mutations, of COVID-19), (iv) any event, change or development in the industry in which the Company Group operates, (v) any change in Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or the interpretation or enforcement thereof, (vi) the negotiation, execution, delivery, performance, consummation or announcement of this Agreement, (vii) any change resulting from any action taken or failed to be taken by the Company Group or its Affiliates in compliance with the terms of this Agreement or at the request of, or with the prior written consent of, Parent, or (viii) any failure of the Company Group to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the facts and circumstances giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Company Group Material Adverse Effect,” be taken into account in determining whether a “Company Group Material Adverse Effect” has occurred or could be reasonably be expected to occur), except, in the case of clauses (i), (ii), (iii), (iv) and (v), such Events may be taken into account to the extent they adversely affect the Company Group, taken as whole, in a materially disproportionate manner relative to other similarly situated participants in the industry in which the Company Group operates.

“Company Group Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by a member of the Company Group.

“Company Group Parties” means the Company, the Equityholders, the Retained Subsidiaries, and any of their respective Affiliates or Representatives.

“Company Group Products” means all products and services produced or provided by the Company Group as of the date hereof.

“Company Group Related Person” means, with respect to any present or former director, officer or manager of any member of the Company Group, (a) a corporation or organization of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any child, parent, sibling, or spouse of such Person.

“Company Name” has the meaning set forth in Section 6.7.

“Company Service Provider List” has the meaning set forth in Section 3.15(h).

“Confidentiality Agreement” means the Confidentiality Agreement between the Company and Parent, dated as of June 24, 2020.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents.

“Contract” means any legally binding agreement, contract, arrangement, understanding, obligation or commitment to which a party is bound, in each case including all amendments, supplements and exhibits thereto and excluding invoices and purchase orders related thereto.

“Contracting Parties” has the meaning set forth in Section 10.21.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“COVID Actions” means any commercially reasonable actions that the Company reasonably determines are necessary for the Company or any of its Subsidiaries to take in connection with (a) mitigating the adverse effects of the COVID-19 pandemic on the business of the Company Group, including in response to third-party supply or service disruptions caused by the COVID-19 pandemic, and (b) protecting the health and safety of customers, employees and other business relationships to ensure compliance with any Law relating to the COVID-19 pandemic.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of February 12, 2020 (as amended, restated, supplemented or otherwise modified from time to time), by and among S&B Holdings, as borrower, BWG Holdings II, as guarantor, the lenders from time to time party thereto, and BMO Harris Bank N.A., as administrative agent.

“D&O Indemnified Parties” has the meaning set forth in Section 6.5(a).

“Deal Communications” has the meaning set forth in Section 10.19(b).

“Deductible” has the meaning set forth in Section 8.5(a).

“Deferred Payroll Taxes” has the meaning set forth in the definition of “Indebtedness” in this Section 1.1.

“Designs” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“DGCL” has the meaning set forth in the Recitals.

“Direct Claim” has the meaning set forth in Section 8.3(c).

“Disclosure Schedule” means the disclosure schedule, dated as of the date hereof, delivered by the Company to Parent in connection with the execution and delivery of this Agreement.

“Dissenting Shares” has the meaning set forth in Section 2.6(f).

“Dissenting Stockholders” has the meaning set forth in Section 2.5(a).

“Divestiture Condition” means (a) any restriction, prohibition or limitation of ownership or operation by Parent or Merger Sub or their respective Affiliates of all or any portion of the businesses or assets of the Company Group in any manner in any part of the world, (b) any requirement that Parent or Merger Sub or any of their respective Affiliates or the Company Group sell, divest, license, hold separate or otherwise dispose of, or enter into a voting trust, proxy or “hold separate” Contract or similar Contract with respect to, all or any portion of their respective businesses or assets or (c) any restriction, prohibition or limitation on the ability of Parent or Merger Sub or any of their respective Affiliates or the Company Group to conduct their respective businesses, enter into any new line of business or own or operate any of their respective assets, in each case, in any manner in any part of the world.

“Divestiture Request” means any request or requirement, whether or not in writing (including electronic communication), by a representative of the Antitrust Division, the Bureau of Competition of the FTC or a representative of any comparative foreign Governmental Authority that Parent, Merger Sub or the Company (or any of their respective Affiliates) offer, accept or agree, or commit to agree, to a Divestiture Condition with respect to one or more specific assets, contracts, businesses or lines of business as a condition to the clearance or approval of, or consent or waiver with respect to, the Contemplated Transactions under Antitrust Laws.

“Domain Names” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Effective Time” has the meaning set forth in Section 2.2(a).

“Environmental Laws” means all applicable Laws governing any matters arising out of or relating to pollution, protection of human health and safety (to the extent relating to

Hazardous Substances) or the environment or the use, generation, transport, treatment, storage, or disposal of any Hazardous Substance.

“Environmental Permits” has the meaning set forth in Section 3.13(b).

“Equity Securities” of any Person means any and all shares of capital stock or options of such Person, and all securities exchangeable for, or convertible or exercisable into, any of the foregoing.

“Equityholder Indemnified Parties” has the meaning set forth in Section 8.2.

“Equityholder Losses” has the meaning set forth in Section 8.2.

“Equityholder Representative” has the meaning set forth in Section 10.1(a).

“Equityholder Representative Expense Amount” means $750,000.

“Equityholder Representative Expenses” has the meaning set forth in Section 10.1(e).

“Equityholders” means all of the Stockholders and the Optionholders.

“ERISA” means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, as well as any rules and regulations promulgated thereunder and any corresponding provisions of subsequent superseding federal Laws relating to retirement matters, as from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with the any member of the Company Group or (b) which together with any member of the Company Group is treated as a single employer under Section 414(t) of the Code.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” has the meaning set forth in Section 2.6(c)(ii).

“Estimated Closing Cash” has the meaning set forth in Section 2.6(a)(i).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.6(a)(i).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.6(a)(i).

“Estimated Closing Net Working Capital Adjustment Amount” means the amount equal to (a) the Estimated Closing Net Working Capital as shown on the Closing Date Statement, minus (b) the Target Net Working Capital (which may be a positive or negative number); provided, that in the event the absolute value of such amount is equal to or less than the Net Working Capital Collar Amount, the “Estimated Closing Net Working Capital Adjustment Amount” shall be deemed to be $0.

“Estimated Transaction Expenses” has the meaning set forth in Section 2.6(a)(i).

“Events” has the meaning set forth in the definition of “Company Group Material Adverse Effect” in this Section 1.1.

“Exchange Fund” has the meaning set forth in Section 2.6(b).

“Final Aggregate Closing Merger Cash Consideration” means (a) the Base Amount, plus (b) the Final Closing Cash, plus (c) the Final Closing Net Working Capital Adjustment Amount (whether such amount is a positive number or a negative number (and for the avoidance of doubt, in the case of a negative number, with the addition of such negative number pursuant to this clause (c) having the same arithmetic result as the subtraction of the absolute value of such negative number)), minus (d) the Final Closing Indebtedness, minus (e) the Final Transaction Expenses, minus (f) the Adjustment Escrow Amount, minus (g) the Indemnity Escrow Amount, minus (h) the Equityholder Representative Expense Amount.

“Final Closing Cash” has the meaning set forth in Section 2.8(e).

“Final Closing Indebtedness” has the meaning set forth in Section 2.8(e).

“Final Closing Net Working Capital” has the meaning set forth in Section 2.8(e).

“Final Closing Net Working Capital Adjustment Amount” means the amount equal to (a) the Final Closing Net Working Capital, minus (b) the Target Net Working Capital (which may be a positive or negative number); provided that in the event the absolute value of such amount is equal to or less than the Net Working Capital Collar Amount, the “Final Closing Net Working Capital Adjustment Amount” shall be deemed to be $0.

“Final Purchase Price Adjustment Statement” has the meaning set forth in Section 2.8(e).

“Final Transaction Expenses” has the meaning set forth in Section 2.8(e).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Fried Frank” has the meaning set forth in Section 10.19(a).

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Number” means (a) the aggregate number of shares of Common Stock issued and outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of Class B Common Stock subject to issuance pursuant to the In-the-Cash Options as of the Effective Time, plus (c) the aggregate number of shares of Class B Common Stock underlying the In-the-Stock Options as of the Effective Time.

“Fundamental Representations” has the meaning set forth in Section 7.3(a).

“Funded Indebtedness” means the aggregate Indebtedness of the Company Group under the Credit Agreement (including principal, interest, prepayment penalties or fees, premiums, breakage amounts or other amounts payable in connection with prepayment) that remains unpaid as of immediately prior to the Closing, which would be required to be repaid in full in order to terminate all obligations under any such Indebtedness of the Company Group outstanding as of immediately prior to the Closing.

“GAAP” means United States generally accepted accounting principles and practices in effect as of the relevant time, prior to the Closing.

“Governmental Authority” means any nation or government, any foreign or domestic federal, state, county, municipal or other political instrumentality or subdivision thereof and any foreign or domestic entity or body exercising governmental, executive, legislative, judicial, regulatory, administrative, police, importing or taxing functions, including any court.

“Governmental Consents” has the meaning set forth in Section 3.5.

“Hazardous Substances” means any material, substance or waste defined as hazardous or toxic under any Environmental Law, as applicable.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-the-Cash Option” means any Option that has an exercise price per share of Class B Common Stock underlying such Option that is less than the Closing Merger Cash Consideration Per Share.

“In-the-Stock Option” means any Option that has an exercise price per share of Class B Common Stock underlying such Option that is (a) greater than the Closing Merger Cash Consideration Per Share, and (b) less than the sum of (i) the Closing Merger Cash Consideration Per Share plus (ii) the Topco Stock Value of one share of Class B Topco Stock.

“Incidental IP Agreement” means a (a) Contract with a current or former employee or independent contractor entered into in connection with the Company Group’s engagement of that Person, which Contract includes an assignment from that Person to the Company Group of Purchased Intellectual Property; (b) Contract under which any Purchased Intellectual Property is licensed by a member of the Company Group to a contractor or vendor of such member of the Company Group that permits such contractor or vendor to exploit such Purchased Intellectual Property solely in connection with the activities set forth in such Contract and solely for the benefit of such member of the Company Group; or (c) Contract containing a non-exclusive license that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as: (i) a sales, supply, manufacturing, or marketing Contract that includes an incidental license to use the trademarks of either party thereto for the purposes of advertising or marketing; (ii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains an Intellectual Property license; or (iii) a nondisclosure Contract entered into in the Ordinary Course on the Company Group’s standard form nondisclosure Contract or otherwise having terms of confidentiality consistent with such forms generally used in the industry in which the Company Group operates.

“Income Tax” means any Tax determined in whole or in part with reference to gross or net income or profits.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, without duplication, and calculated in accordance with the Accounting Principles, all indebtedness, principal, interest, premiums, penalties or other payment obligations of the Company Group (a) for borrowed money, (b) evidenced by bonds, debentures, notes or other similar debt securities, (c) under leases that have been, in accordance with the Accounting Principles, recorded as capital leases by the Company Group on the Unaudited Balance Sheet, (d) under any interest rate or currency protection agreement or similar hedging agreement of the Company Group, assuming such agreements were terminated minus any amounts payable to the Company Group in connection with such termination (which may be a positive or negative number), (e) in respect of letters of credit or similar instruments to the extent drawn, (f) all obligations issued or assumed as the deferred purchase price of, or a contingent payment for, property or goods purchased by the Company Group or services received by the Company Group (other than trade payables or accruals in the Ordinary Course), including any deferred acquisition purchase price, “earn-out”, management incentive plans (solely to the extent implemented in connection with an acquisition by any member of the Company Group) or similar agreements, (g) the deferred rent obligations set forth on Schedule 1.1(b), (h) Taxes attributable to the employer portion of any payroll Taxes, the payment of which has been deferred until after the Closing Date pursuant to Section 2202 of the Coronavirus Aid, Relief, and Economic Security Act of 2020, or pursuant to any similar deferral of Taxes under applicable Law (“Deferred Payroll Taxes”), or (i) for guarantees provided by the Company Group in respect of Indebtedness of another Person (other than the Company Group) of the type referred to in clauses (a) through (h) above; provided, that Indebtedness shall not include (i) accounts payable, accrued expenses and other amounts included as a current liability in the calculation of the Closing Net Working Capital, (ii) Indebtedness owing among members of the Company Group, (iii) any Transaction Expenses, or (iv) obligations in respect of that certain Guaranty of Lease set forth on Schedule 1.1(b). For the avoidance of doubt, Indebtedness shall not include any indebtedness of the Retained Subsidiaries unless such indebtedness is guaranteed by a member of the Company Group.

“Indemnification Cap” has the meaning set forth in Section 8.3(a).

“Indemnified Party” means the Person or Persons entitled to indemnification pursuant to Section 8.1 or Section 8.2, as the case may be. Solely for purposes of providing notice in connection with a claim for indemnification made by an Equityholder Indemnified Party, asserting such claim on behalf of the Equityholder Indemnified Party, and for controlling the defense and settlement of such claim pursuant to Section 8.3, the term “Indemnified Party” refers to the Equityholder Representative, acting on behalf of the Equityholder Indemnified Parties.

“Indemnifying Party” means, in the case of Section 8.1, Topco, and in the case of Section 8.2, Parent.

“Indemnity Escrow Account” has the meaning set forth in Section 2.6(c)(ii).

“Indemnity Escrow Amount” means $928,625.

“Indemnity Escrow Release Amount” has the meaning set forth in Section 8.9.

“Indemnity Escrow Release Amount Per Share” means (a) the Indemnity Escrow Release Amount, divided by (b) the Fully Diluted Number.

“Information Systems” means all computer hardware, databases, data collections and data storage systems, phones, video cameras, video conferencing units and other communication equipment, computer, data, database and communications networks (other than the Internet), architecture interfaces, switches, routers and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information, voice, or data in any form or by any method.

“Intellectual Property” means all United States and non-United States intellectual and industrial property rights in each of the following: (a) patents, patent applications, inventor’s certificates, utility models, statutory invention registrations, and other indicia of ownership of an invention, discovery, improvement issued by a Governmental Authority, including reissues, divisionals, continuations, continuations-in-part, extensions, reexaminations and other pre-grant and post-grant forms of the foregoing (collectively, “Patents”), (b) copyrights, whether in published and unpublished works of authorship, registrations, applications, renewals and extensions therefor, mask works, rights in data, database rights, Software, and any and all similar rights recognized in a work of authorship by a Governmental Authority (collectively, “Copyrights”), (c) trademarks, service marks, trade dress, slogans, logos, symbols, trade names, brand names and other identifiers of source or goodwill recognized by any Governmental Authority, including registrations and applications for registration, together with the goodwill connected with the use thereof and symbolized thereby (collectively, “Trademarks”), and Internet domain names and associated uniform resource locators (“Domain Names”), (d) registered and unregistered design rights (collectively, “Designs”), (e) rights of privacy and publicity, (f) Trade Secrets and any other rights in any inventions, discoveries, improvements and all other confidential or proprietary information (including know-how, data, formulas, processes and procedures, research records, records of inventions, test information, and market surveys), and all rights to limit the use or disclosure thereof, and (g) any and all other intellectual or industrial property rights recognized by any Governmental Authority under the Laws of any country throughout the world.

“IRS” has the meaning set forth in Section 3.16(b).

“Joint Direction” means joint written instructions of Parent and the Equityholder Representative instructing the Escrow Agent to make a payment out of the Adjustment Escrow Account.

“Knowledge of the Company Group” means the actual knowledge of any of the following personnel of the Company Group within the scope of their employment responsibilities after reasonable inquiry, as of the date hereof, of the individuals set forth on Schedule 1.1(c).

“Laws” means all laws, Orders, statutes, codes, regulations, ordinances, rules, decrees, common law, directives, judgments, injunctions, writs, awards and other legal requirements, mandatory and binding directives or restraints issued, promulgated, enforced or otherwise put into effect by or under any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.9(a).

“Letter of Transmittal” means a letter of transmittal, substantially the form attached hereto as Exhibit A, with such modifications as are reasonably satisfactory to Parent, the Company and the Equityholder Representative, including modifications proposed by the Paying Agent.

“Letters of Credit” means (a) that certain Irrevocable Standby Letter of Credit (No.: BMHCH509470OS), dated September 1, 2016, by and between Bank of Montreal and S&B Holdings, and (b) that certain Standby Letter of Credit (No.: BMHCH545758OS), dated November 7, 2017, by and between Bank of Montreal and S&B Holdings.

“LGPL” has the meaning set forth in the definition of “Open Source Materials” in this Section 1.1.

“Lien” means any lien, security interest, pledge, charge, mortgage, deed of trust, hypothecation, claim, infringement, interference, option, preemptive right, license, right of first refusal or first offer, proxy, levy, voting trust, community property interest or other similar encumbrance of any nature, whether voluntarily incurred or arising by operation of law, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent Law of any jurisdiction).

“Litigation” has the meaning set forth in Section 3.14.

“Losses” means any and all claims, liabilities, Taxes, obligations, damages (excluding exemplary or punitive damages except to the extent such damages are awarded to a third party), losses, penalties, fines, awards, judgements, costs and expenses (including amounts paid in settlement, costs of investigation and reasonable attorney’s fees and expenses) whenever arising or incurred, and whether or not arising out of a third party claim.

“Material Contracts” has the meaning set forth in Section 3.11(a).

“Material Customers” has meaning set forth in Section 3.20(a).

“Material Vendors” has meaning set forth in Section 3.20(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 2.5(c).

“Multiemployer Plan” has the meaning set forth in Section 3.16(f).

“Net Negative Purchase Price Adjustment Amount” has the meaning set forth in Section 2.8(g).

“Net Positive Purchase Price Adjustment Amount” has the meaning set forth in Section 2.8(f).

“Net Positive Purchase Price Adjustment Amount Per Share” means an amount equal to (a) the Net Positive Purchase Price Adjustment Amount divided by (b) the Fully Diluted Number.

“Net Working Capital Collar Amount” means $125,000.00.

“Nonparty Affiliates” has the meaning set forth in Section 10.21.

“Notice of Claim” has the meaning set forth in Section 8.3(c).

“Objection Dispute” has the meaning set forth in Section 2.8(c).

“OFAC” means the U.S. Office of Foreign Assets Control.

“Open Source Materials” means any Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (“LGPL”), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Optionholders” means the holders of Options.

“Options” means all options to purchase shares of Class B Common Stock, whether vested or unvested.

“Orders” means all judgments, orders, writs, injunctions, decisions, rulings, decrees, stipulations and awards of any Governmental Authority.

“Ordinary Course” with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal operations of the Person.

“Out-of-the-Money Option” means any Option that has an exercise price per share of Class B Common Stock underlying such Option that is greater than the sum of (a) the Aggregate Merger Cash Consideration Per Share plus (b) the Topco Stock Value of one share of Class B Topco Stock.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.20.

“Parent Benefit Plan” has the meaning set forth in Section 6.4(b).

“Parent Indemnified Parties” has the meaning set forth in Section 8.1.

“Parent Losses” has the meaning set forth in Section 8.1.

“Parent Material Adverse Effect” means any Event that has had or is reasonably expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the Contemplated Transactions or timely fulfill their obligations hereunder.

“Parties” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in definition of “Intellectual Property” in this Section 1.1.

“Paying Agent” means JPMorgan Chase Bank, N.A.

“Paying Agent Agreement” means the paying agent agreement to be entered into by and among the Equityholder Representative, Parent and the Paying Agent, in form and substance reasonably acceptable to each of Parent and the Equityholder Representative.

“Permits” has the meaning set forth in Section 3.12(b).

“Permitted Liens” means (a) Liens securing obligations under capital leases entered into in the Ordinary Course, (b) permits, restrictions of record, covenants, reservations or encroachments which do not materially impair the value or current use and operation of the affected real property, (c) Liens for Taxes, assessments or governmental charges or levies that are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (d) statutory Liens for obligations arising or incurred in the Ordinary Course which are not yet due or delinquent, (e) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the Ordinary Course which are not yet due and payable or which are being contested in good faith, (f) Liens in respect of pledges or deposits arising in the Ordinary Course under workers’ compensation Laws or similar legislation, unemployment insurance or other types of social security, (g) municipal bylaws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Authority and which do not materially impair the value or current use and operation of the affected real property, (h) in the case of Leased Real Property any Liens to which the underlying fee or any other interest in the underlying leased premises or lands is subject, including rights of the landlord under the lease or lands and all superior, underlying and ground leases and renewals, extensions, amendments or substitutions thereof, (i) all matters of record, including any covenant, servitude, permit, surface lease, condition, restriction, and other rights included in or burdening the assets of any member of the Company Group for the purpose of surface or subsurface operations, roads, alleys, highways, railways, pipelines, transmission, transportation, distribution power or telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs, and other like purposes, or for the joint or common use of real estate, rights of way, facilities, and equipment, (j) any exceptions or other matters expressly disclosed in policies of title insurance or surveys with respect to the property, (k) any restrictive covenants, leases, and other similar encumbrances on title to real or personal property that do not (in each case) materially detract from the value or marketability of title or materially interfere with the use and operation of any of the assets of the Company Group, and (l) Liens securing any Indebtedness of any member of the Company Group that will be released at the Closing.

“Permitted Removal” has the meaning set forth in Section 10.19(d).

“Person” means any individual, person, entity, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization.

“Pipeline Product” means a product or service currently under development by any member of the Company Group that has been disclosed to Parent or that is material to the Company Group.

“Plan” or “Plans” has the meaning set forth in Section 3.16(a).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Privileged Deal Communications” has the meaning set forth in Section 10.19(b).

“Pro Rata Portion” means, with respect to any Equityholder, the quotient of (a) the aggregate amount of consideration paid to such Equityholder pursuant to this Agreement (taking into account the aggregate value of any Topco Stock delivered to such Equityholder pursuant to this Agreement), divided by (b) the aggregate amount of consideration paid to all Equityholders pursuant to this Agreement (taking into account the aggregate value of any Topco Stock delivered to all Equityholders pursuant to this Agreement).

“Purchase Price Adjustment Statement” has the meaning set forth in Section 2.8(a).

“Purchased Intellectual Property” means the Company Group Owned Intellectual Property and the Company Group Licensed Intellectual Property.

“R&W Insurance Policy” means the Buyer-Side Representations and Warranties Insurance Policy to be issued in connection with the Contemplated Transactions and which has been conditionally bound as of the date hereof.

“Real Property Leases” has the meaning set forth in Section 3.9(a).

“Realized Tax Benefit” means any Income Tax refund or any reduction in cash Income Taxes payable to the extent attributable to (a) the carryforward of any net operating loss arising in a taxable period ending on or before the Closing Date, or (b) any Transaction Tax Deduction or deduction for Deferred Payroll Taxes (or a carryforward thereof, including by way of net operating loss carryforward) determined on a “with and without” basis.

“Remedy Exception” has the meaning set forth in Section 3.2.

“Reorganization Transactions” has the meaning set forth in the Recitals.

“Representatives” means, with respect to any Person, such Person’s officers, directors, managers, employees, accountants, consultants, investment bankers, legal counsel, agents and other advisors and representatives.

“Residual Communication” has the meaning set forth in Section 10.19(d).

“Restructuring Tax Analysis” has the meaning set forth in Section 10.2(j).

“Retained Business Values” has the meaning set forth in Section 10.2(h).

“Retained Subsidiaries” means Topco, ICM Holdco II Corp., a Delaware corporation, ICM Holdco III Corp., a Delaware corporation, Control Solutions, Inc., an Oregon corporation, Advantage Controls, LLC, an Oklahoma limited liability company, Water Parts Plus, LLC, an Oklahoma limited liability company, Thermo Products, Inc., a New Jersey corporation, BWG Holdings CA Inc., a Canadian corporation, 567834 Ontario Inc., an Ontario corporation, 2307623 Ontario Inc., an Ontario corporation, Carlon Meter, Inc., a Michigan corporation, LogTag North America, Inc., a Delaware corporation, and LogTag International Limited, a New Zealand limited liability company.

“Reverse TSA” means that certain Transition Services Agreement, by and between Topco and Parent, substantially in the form attached hereto as Exhibit J.

“Review Period” has the meaning set forth in Section 2.8(c).

“S&B Holdings” means Spa & Bath Holdings, Inc., a Delaware corporation.

“Sanctioned Person” means a Person that is (a) listed on any Sanctions-related list of designated persons, (b) located in or organized under the Laws of a country or territory which is the target of country- or territory-wide Sanctions(including, as of the date of this Agreement, Cuba, Iran, North Korea, Syria or the Crimea region), or (c) directly or indirectly owned or controlled (individually or in the aggregate) by any of the Persons described in the foregoing clauses (a) and (b).  For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Sanctions” means those trade, economic and financial sanctions Laws, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including OFAC, the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of State), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury of the United Kingdom.

“Section 336(e) Allocation Statement” has the meaning set forth in Section 10.2(h)(ii).

“Section 336(e) Elections” has the meaning set forth in Section 10.2(h)(i).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Source Code” means any human readable Software source code, or any material portion or aspect of the Software source code, or any material proprietary information or algorithm contained, embedded or implemented in, in any manner, any Software source code.

“Stock Consideration Per Option” means (a) with respect to each In-the-Cash Option, one (1) share of Class B Topco Stock, and (b) with respect to each In-the-Stock Option, a fraction of a share of Class B Topco Stock, the numerator of which is equal to (i) the Aggregate Merger Cash Consideration Per Share plus (ii) the Topco Stock Value of one share of Class B Topco Stock, minus (iii) the exercise price per share of Class B Common Stock underlying such Option, and the denominator of which is equal to the Topco Stock Value of one share of Class B Topco Stock.

“Stock Consideration Per Share” means, with respect to each share of Class A Common Stock or Class B Common Stock held by a Stockholder immediately prior to the Closing, one share of Class A Topco Stock or Class B Topco Stock, respectively.

“Stockholder Approval” means, with respect to this Agreement and the Contemplated Transactions, including the Merger, the affirmative vote or delivery of the written consent of holders of at least a majority of the shares of the Class A Common Stock outstanding on the applicable record date and entitled to vote thereon.

“Stockholder Promissory Note” means that certain Secured Promissory Note, dated as of March 28, 2019, by and between the Company and Richard D’Atria.

“Stockholder Support Agreement” has the meaning set forth in the Recitals.

“Stockholders” means the holders of shares of Common Stock.

“Straddle Period” means any Taxable period beginning on or before and ending after the Closing Date.

“Subsequent In-the-Cash Option” has the meaning set forth in Section 2.8(i).

“Subsidiary” means, with respect to any Person, any other organization, whether incorporated or unincorporated, of which such Person and/or any other Subsidiary of such Person (a) owns directly or indirectly fifty percent (50%) or more of the equity interest in such other organization, (b) is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership), (c) owns securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such other organization.

“Surviving Corporation” has the meaning set forth in Section 2.2(b).

“Target Net Working Capital” means $25,800,000.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise production, value added, occupancy, and other taxes, duties or assessments imposed by a Taxing Authority, together with all interest and penalties attributable thereto and additions thereto, including any liability under any state abandonment or unclaimed property, escheat or similar Law.

“Tax Proceeding” has the meaning set forth in Section 10.2(f).

“Tax Return” means any report, return, claims for refund or statement (including schedules and information returns) supplied or required to be supplied to a Taxing Authority in connection with any Taxes and any amendment thereto.

“Taxing Authority” means the Internal Revenue Service or any other Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of Taxes or any other authority exercising Tax regulatory authority.

“Termination Date” has the meaning set forth in Section 9.1(d).

“Third-Party Claim” has the meaning set forth in Section 8.3(a).

“Third-Party Notice of Claim” has the meaning set forth in Section 8.3(a).

“Topco” has the meaning set forth in the Preamble.

“Topco Material Adverse Effect” means any Event that has had or is reasonably expected to have a material adverse effect on the ability of Topco to consummate the Contemplated Transactions or timely fulfill its obligations hereunder.

“Topco Stock” means Class A Topco Stock and/or Class B Topco Stock, as the context so requires.

“Topco Stock Value” means the fair market value of the capital stock of Topco as of the Closing.

“Trade Secrets” means information, including a formula, pattern, compilation, program, device, method, technique or process that (a) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Transaction Expenses” means (a) all out-of-pocket fees and expenses incurred by the Company Group on or prior to the Closing in connection with the Contemplated Transactions, as of the Effective Time, payable to investment bankers, legal counsel, accountants and other advisors, (b) all transaction-related, sale, “stay-around”, retention, change of control, severance or similar bonuses (but, for the avoidance of doubt, not regular performance bonuses) payable to employees of the Company Group upon or prior to the consummation of the Contemplated Transactions and the employer portion of any employment, payroll, social security, or other similar Taxes with respect to any such amounts payable, (c) the employer portion of any employment, payroll, social security, or other similar Taxes (other than Deferred Payroll Taxes) with respect to any cash paid or shares issued with respect to In-the-Cash Options and In-the-Stock Options, (d) any transaction fees payable by the Company Group to the AEA Group under the AEA Management Agreement and (e) fifty percent (50%) of the costs and fees owed in connection with the (i) filings made pursuant to the HSR Act, (ii) the Escrow Agreement, and (iii) the Paying Agent Agreement. Transaction Expenses shall not include (1) any Transaction Expenses paid prior to the Closing, (2) any liabilities included in Closing Net Working Capital, (3) any Indebtedness, or (4) any costs, expenses, premiums or other amounts in connection with the R&W Insurance Policy.

“Transaction Tax Deductions” means all items of loss or deduction resulting from or attributable to, without duplication, (a) the aggregate out-of-pocket fees and expenses incurred by the Company Group in connection with the Contemplated Transactions (including all items set forth in the definition of “Transaction Expenses” in this Section 1.1 regardless of whether such items remain unpaid as of the Closing), to the extent deductible, (b) the aggregate amount paid to the Company on behalf of the Optionholders in connection with the Contemplated Transactions, including payments pursuant to Section 2.8 (if any), and (c) the capitalized financing fees, costs, expenses and interest (including amounts treated as interest for U.S. federal income tax purposes (and original issue discount or similar items) and any breakage fees or accelerated deferred financing fees or debt prepayment fees or capitalized debt costs) that become currently tax deductible for U.S. income tax purposes by the Company Group as a result of the Closing and the satisfaction of the Indebtedness on the Closing Date. The Parties agree that the safe harbor election set forth in U.S. Internal Revenue Service Revenue Procedure 2011-29 shall be used to determine the amount of any Tax deductions related to any success based fees for purposes of the foregoing.

“Transfer Taxes” has the meaning set forth in Section 10.2.

“Unaudited Balance Sheet” has the meaning set forth in Section 3.6(a).

“Unused Equityholder Representative Expense Amount” has the meaning set forth in Section 10.1(e).

“Unused Equityholder Representative Expense Amount Per Share” means (a) the Unused Equityholder Representative Expense Amount divided by (b) the Fully Diluted Number.

1.2.Rules of Construction

Unless the context otherwise requires:

(a)A capitalized term has the meaning assigned to it herein;

(b)An accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(c)References in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;

(d)References to Articles, Sections, Schedules and Exhibits shall refer to articles, sections, schedules and exhibits of this Agreement, unless otherwise specified;

(e)This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted and caused this Agreement to be drafted;

(f)The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof;

(g)All monetary figures shall be in United States dollars unless otherwise specified; provided, that in the event that the parties hereto need to convert any amount denominated in a currency other than United States dollars into United States dollars for any purpose under this Agreement, the relevant exchange rate for such conversion shall be determined based on the applicable exchange rate in effect on the date that is one (1) Business Day preceding the applicable determination date as published in The Wall Street Journal on such date;

(h)References to “including” in this Agreement shall mean “including, without limitation,” whether or not so specified;

(i)When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded;

(j)The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”;

(k)If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day;

(l)The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(m)The word “or” is not exclusive and has the meaning commonly ascribed to the phrase “and/or” (whether or not specified) and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation;

(n)Whenever the phrase “made available,” “delivered” or words of similar import are used in reference to a document, it shall mean the document was delivered to Parent or its Representatives prior to 5:00 p.m. New York City time on the date that is one (1) day preceding the date of this Agreement, or was otherwise made available for viewing by Parent or its Representatives in the “Project Vitality DTE” electronic data room hosted by Intralinks, Inc., as that site existed as of 5:00 p.m. New York City time on the date that is two (2) days preceding the date of this Agreement; and

(o)The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements contemplated hereby and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
The Merger

2.1.Closing

Subject to the terms and conditions of this Agreement, the closing of the Contemplated Transactions (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 10:00 A.M. New York City time on the date that is three (3) Business Days after the day on which the last of the conditions to the obligations of the Parties set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived in writing by the Party entitled to the benefit of the same in accordance with this Agreement, or at such other date, time and location as Parent, the Company, Topco and the Equityholder Representative shall otherwise mutually agree. The date on which the Closing actually occurs in compliance with this Section 2.1 is the “Closing Date”.

2.2.The Merger

(a)The Merger shall become effective at the date and time (the “Effective Time”) when the certificate of merger for the Merger (the “Certificate of Merger”) shall have been duly executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such other time as is specified in the Certificate of Merger in accordance with the DGCL, which Certificate of Merger shall be filed on the Closing Date as soon as practicable following the Closing.

(b)Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the Company, as the corporation surviving the Merger (the “Surviving Corporation”), shall by virtue of the Merger continue its corporate existence under the Laws of the State of Delaware.

(c)From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, assets, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all the debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.3.Certificate of Incorporation and Bylaws

(a)At the Effective Time, and by virtue of the Merger, the Company Certificate of Incorporation shall be amended and restated in its entirety in the form attached hereto as Exhibit B, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended, subject to Section 6.5, in accordance with the provisions thereof and the DGCL.

(b)At the Effective Time, and by virtue of the Merger, the bylaws of the Company shall be amended and restated in their entirety to be identical (except for the name of the Company) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended, subject to Section 6.5, in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation and the DGCL.

2.4.Directors and Officers

(a)From and after the Effective Time, the directors of Merger Sub serving in such capacity immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

(b)From and after the Effective Time, the officers of the Company serving in such capacity immediately prior to the Effective Time shall be the officers of the Surviving Corporation (except to the extent they have resigned as required hereby), until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

2.5.Effect of the Merger on Common Stock and Options

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or holders of any of the following Equity Securities of the Company or Topco:

(a)Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Common Stock to be canceled pursuant to Section 2.5(b), and (ii) any shares of Common Stock held by Stockholders who comply with all provisions of Section 262 of the DGCL concerning the right of holders of shares of Common Stock to demand appraisal of such in connection with the Merger (such holders described in this clause (ii), “Dissenting Stockholders”)) and all rights in respect thereof shall automatically cease to exist and be converted into and represent the right to receive (1) an amount in cash, without interest, equal to (v) the Closing Merger Cash Consideration Per Share, plus (w) the Adjustment Escrow Release Amount Per Share, if any, plus (x) the Indemnity Escrow Release Amount Per Share, if any, plus (y) the Net Positive Purchase Price Adjustment Amount Per Share, if any, plus (z) the Unused Equityholder Representative Expense Amount Per Share, if any (such sum, the “Aggregate Merger Cash Consideration Per Share”), and (2) the Stock Consideration Per Share.

(b)Each share of Common Stock held in the treasury of the Company and each share of Common Stock owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company Group immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time, shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. As of the Effective Time, the shares of Merger Sub Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder or holders of such shares shall cease to have any rights with respect thereto, except the right to receive shares of common stock in the Surviving Corporation as provided herein. After the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation common stock.

(d)The stock transfer books of the Company shall be closed and no transfer of shares of Common Stock shall thereafter be made on the records of the Company.

(e)Each outstanding Option, whether vested or unvested, shall automatically be cancelled at the Closing; provided that:

(i)each Option that is an In-the-Cash Option, whether vested or unvested, shall be converted into and represent the right to receive, in respect of each share of Class B Common Stock underlying such Option, (1) an amount in cash, without interest, equal to (A) the Aggregate Merger Cash Consideration Per Share minus (B) the exercise price for such share of Class B Common Stock pursuant to such Option, and (2) the Stock Consideration Per Option;

(ii)each Option that is an In-the-Stock Option, whether vested or unvested, shall be converted into and represent the right to receive, in respect of each share of Class B Common Stock underlying such Option, (1) subject to Section 2.8(i) and Section 10.1(f), a fraction of a share of Class B Topco Stock (and not cash) having a value equal to (w) the Adjustment Escrow Release Amount Per Share, if any, plus (x) the Indemnity Escrow Release Amount Per Share, if any, plus (y) the Net Positive Purchase Price Adjustment Amount Per Share, if any, plus (z) the Unused Equityholder Representative Expense Amount Per Share, if any, and (2) the Stock Consideration Per Option; and

(iii)no payment of any kind shall be made in respect of any Option that is an Out-of-the-Money Option.

(f)Notwithstanding any contrary provision set forth in this Agreement, no Equityholder shall be entitled to receive such Equityholder’s share of the Adjustment Escrow Amount, Indemnity Escrow Amount or the Equityholder Representative Expense Amount until such time as such amount (or any portion thereof), if any, is distributed to such Equityholder pursuant to the terms and conditions of the Escrow Agreement or this Agreement, as applicable. The adoption of this Agreement and the approval of the Merger by the Stockholder Approval shall constitute approval by the Equityholders of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Adjustment Escrow Amount and Indemnity Escrow Amount in escrow.

2.6.Closing Payments and Deliveries

(a)At least three (3) Business Days prior to the Closing Date, the Company shall:

(i)deliver to Parent a statement (the “Closing Date Statement”) setting forth in reasonable detail the Company’s good faith estimate of (1) the Closing Cash (the “Estimated Closing Cash”), (2) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (3) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (4) the Transaction Expenses (the “Estimated Transaction Expenses”), and (5) the Company’s determination of the Aggregate Estimated Closing Merger Cash Consideration based on the foregoing; and

(ii)notify Parent in writing of, to the extent then known, the respective amounts payable pursuant to Section 2.6(c)(i) through Section 2.6(c)(ix) itemized by payee and bank accounts to which each of such amounts shall be paid. Any payments required to be made by Parent or the Surviving Corporation pursuant to this ARTICLE II shall be made in cash by wire transfer of immediately available funds unless otherwise expressly designated by the payee thereof.

(b)Prior to the Closing (and in the case of Section 2.6(b)(ii), following the consummation of the Reorganization Transactions):

(i)Parent shall deposit with the Paying Agent, for the benefit of the Stockholders (other than Dissenting Stockholders) and the holders of In-the-Cash Options, the Aggregate Estimated Closing Merger Cash Consideration (less any amounts payable to Dissenting Stockholders) payable to the Stockholders and the holders of In-the-Cash Options pursuant to this Agreement (the amount so deposited, the “Exchange Fund”); and

(ii)the Company shall deposit with the Paying Agent, for the benefit of the Stockholders (other than Dissenting Stockholders) and the holders of In-the-Cash Options and In-the-Stock Options, all of the shares of Topco held by the Company.

(c)At the Closing:

(i)Parent shall pay or cause to be paid an amount equal to the amount of Funded Indebtedness, as set forth in pay-off letter(s) provided to Parent at least one (1) Business Day prior to the Closing Date, to the account set forth in such pay-off letter(s);

(ii)Parent shall pay or cause to be paid to an account designated by the Escrow Agent an amount equal to the Adjustment Escrow Amount, which amount shall be held by the Escrow Agent in a separate account (the “Adjustment Escrow Account”), and the Indemnity Escrow Amount, which amount shall be held by the Escrow Agent in a separate account (the “Indemnity Escrow Account”), in each case, pursuant to an escrow agreement (the “Escrow Agreement”), to be entered into by and among Parent, the Equityholder Representative, and the

Escrow Agent, in form and substance reasonably acceptable to each of Parent and the Equityholder Representative;

(iii)Parent shall pay or cause to be paid to the account of each Person to whom Transaction Expenses are owed, an amount equal to the portion of the Transaction Expenses owed to such Person (other than Transaction Expenses that are payable to any Company Group Employee, which shall be delivered to the Surviving Corporation or one of its Subsidiaries for payroll or other applicable payment processing by the Surviving Corporation or its applicable Subsidiary in accordance with the terms of the applicable arrangements);

(iv)Parent shall take such action as is necessary or appropriate to cause the Paying Agent to pay to the account of each Stockholder (excluding Dissenting Stockholders) with respect to each share of Common Stock outstanding immediately prior to the Effective Time for which a duly completed and executed Letter of Transmittal has been properly delivered to the Paying Agent at least three (3) Business Days prior to the Closing Date, an amount equal to the Closing Merger Cash Consideration Per Share for each such share of Common Stock, it being agreed and understood that the amount of the Stockholder Promissory Note shall be deducted from the cash proceeds payable hereunder to the Equityholder party thereto;

(v)Parent shall take such action as is necessary or appropriate to cause the Paying Agent to pay to each holder of In-the-Cash Options, in respect of each share of Class B Common Stock underlying such In-the-Cash Options immediately prior to the Effective Time and for which a duly completed and executed Letter of Transmittal has been properly delivered to the Paying Agent at least three (3) Business Days prior to the Closing Date, an amount equal to the Closing Option Consideration Per Share, which payment shall be effected by way of payment to the Surviving Corporation or one of its Subsidiaries for payroll or other applicable payment processing by the Surviving Corporation or one of its Subsidiaries and distribution at the next administratively practicable payroll date to each such Optionholder;

(vi)the Equityholder Representative shall take such action as is necessary or appropriate to cause the Paying Agent to deliver to each Stockholder (excluding Dissenting Stockholders) in respect of each share of Common Stock outstanding immediately prior to the Effective Time and for which a duly completed and executed Letter of Transmittal has been properly delivered to the Paying Agent at least three (3) Business Days prior to the Closing Date, such Stockholder’s Stock Consideration Per Share;

(vii)the Equityholder Representative shall take such action as is necessary or appropriate to cause the Paying Agent to deliver to each Optionholder in respect of each share of Class B Common Stock underlying each of such Optionholder’s In-the-Cash Options and for which a duly completed and executed Letter of Transmittal has been properly delivered to the Paying Agent at least three (3) Business Days prior to the Closing Date, such Optionholder’s Stock Consideration Per Option;

(viii)the Equityholder Representative shall take such action as is necessary or appropriate to cause the Paying Agent to deliver to each Optionholder in respect of each share of Class B Common Stock underlying each of such Optionholder’s In-the-Stock Options and for which a duly completed and executed Letter of Transmittal has been properly delivered to the Paying Agent at least three (3) Business Days prior to the Closing Date, such Optionholder’s Stock Consideration Per Option; and

(ix)Parent shall pay or cause to be paid to an account designated by the Equityholder Representative, the Equityholder Representative Expense Amount.

(d)At or prior to the Closing, the Company will deliver, or cause to be delivered, to Parent:

(i)a termination agreement, in the form attached hereto as Exhibit C, terminating the AEA Management Agreement;

(ii)resignation letters, dated as of the Closing Date, of the directors and officers of the Company Group set forth on Schedule 2.6(d)(ii) and as otherwise may be reasonably requested by Parent in writing no later than five (5) Business Days prior to the Closing Date;

(iii)a certificate, duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the U.S. Treasury Regulations, issued by the Company certifying that an interest in the Company is not a United States real property interest within the meaning of Section 897 of the Code, along with written authorization for Parent to deliver such certificate to the IRS on behalf of the Company upon the Closing;

(iv)a copy of the resolutions or written consent of the Board of Directors of each of the Company and Topco, certified by its Secretary or Assistant Secretary as having been duly and validly adopted and as being in full force and effect, authorizing execution and delivery of this Agreement and performance by it of the Contemplated Transactions;

(v)a certificate of good standing, dated not more than ten (10) days prior to the Closing Date, with respect to the Company, issued by the Secretary of State of the State of Delaware;

(vi)a certificate, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, of the Secretary or Assistant Secretary of the Company certifying as to the Stockholder Approval;

(vii)the Escrow Agreement, duly executed by the Equityholder Representative and the Escrow Agent;

(viii)the Paying Agent Agreement, duly executed by the Equityholder Representative and the Paying Agent;

(ix)the Reverse TSA, duly executed by Topco;

(x)documentation evidencing the termination of the Company 401(k) Plan, effective no later than the day immediately prior to the Closing Date, in form and substance reasonably satisfactory to Parent; and

(xi)the certificates required to be delivered pursuant to Section 7.3(c) and Section 7.3(f).

(e)At or prior to the Closing, Parent will deliver, or cause to be delivered, to the Equityholder Representative:

(i)the Escrow Agreement, duly executed by Parent;

(ii)the Paying Agent Agreement, duly executed by Parent;

(iii)the Reverse TSA, duly executed by Parent; and

(iv)the certificate required to be delivered pursuant to Section 7.2(c).

(f)Notwithstanding anything in this Agreement to the contrary, each Dissenting Stockholder (the shares of Common Stock held by such Stockholders, collectively, the “Dissenting Shares”) shall not have the right to receive any consideration in accordance with Section 2.6(c) with respect to the Dissenting Shares, but instead and in lieu thereof shall have the right to receive payment from the Surviving Corporation with respect to its Dissenting Shares in accordance with the DGCL, unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its rights to appraisal under the DGCL. If any such formerly Dissenting Stockholder shall have effectively withdrawn or lost such right, such Stockholder shall have the right to receive such Stockholder’s consideration as set forth in Section 2.5(a). The Company shall give Parent prompt notice of any written demands for appraisal of any Common Stock, attempted withdrawals of such demands, and any other instrument served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment.

(g)The Parties agree (and each Letter of Transmittal shall provide that) the Stock Consideration Per Share and the Stock Consideration Per Option shall be determined by Topco prior to the Closing and none of the Equityholders shall have any claim with respect to such determination.

2.7.Procedures for Payment of Merger Consideration

(a)As soon as reasonably practicable after the date hereof and prior to the Effective Time, the Company shall use commercially reasonable efforts to mail or otherwise validly deliver (including by email of PDF attachment), or shall cause to be mailed or otherwise delivered:

(i)to each Stockholder a Letter of Transmittal, which shall specify the instructions for effecting the surrender of all of such Stockholder’s shares of Common Stock (whether such shares are represented by stock certificates or held in book-entry form) that each Stockholder must comply with prior to receiving the consideration set forth in Section 2.6(c)(iv) and Section 2.6(c)(vi); and

(ii)to each Optionholder holding In-the-Cash Options and In-the-Stock Options, a Letter of Transmittal, which shall specify the instructions that each Optionholder must comply with prior to receiving the consideration set forth in Section 2.6(c)(v), Section 2.6(c)(vii), and Section 2.6(c)(viii).

(b)Any compensatory payments under this Agreement, including payments to Optionholders with respect to In-the-Cash Options and In-the-Stock Options, shall be subject to applicable withholding and Tax reporting, and all such applicable withholding and Tax reporting shall be effectuated by use of the payroll or other applicable payment system of the Surviving Corporation or one of its Subsidiaries, as applicable.

(c)Except as provided in Section 2.6 or Section 2.8(h), after the Closing, (i) all cash payments to which an Equityholder is entitled pursuant to this ARTICLE II shall be made solely from the Exchange Fund, and (ii) the delivery of Topco Stock to which an Equityholder is entitled pursuant to this ARTICLE II shall be made by the Paying Agent at the direction of the Equityholder Representative or Topco, in each case following the delivery by a Stockholder or Optionholder, as applicable, to the Paying Agent of a properly completed and duly executed Letter of Transmittal.

2.8.Purchase Price Adjustment

(a)As promptly as practicable, but in any event within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Equityholder Representative (i) a consolidated balance sheet of the Company Group as of the Adjustment Time, and (ii) a written statement (the “Purchase Price Adjustment Statement”) setting forth Parent’s good faith calculation of (1) the Closing Cash, (2) the Closing Net Working Capital, (3) the Closing Indebtedness, (4) the Transaction Expenses, and (5) Parent’s determination of the Aggregate Closing Merger Cash Consideration based on the foregoing, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Adjustment Statement, all of which shall be prepared and determined in accordance with this Agreement and the Accounting Principles.

(b)Following the delivery of the Purchase Price Adjustment Statement, Parent shall, upon reasonable notice, provide the Equityholder Representative and its Representatives with reasonable access during normal business hours to the Business Records, work papers and other documents that were used in, or are relevant to, the preparation of the Purchase Price Adjustment Statement and relevant personnel that prepared the Purchase Price Adjustment Statement (collectively, “Access Rights”) to verify the accuracy of such amounts, all to the extent reasonably requested by the Equityholder Representative.

(c)If the Equityholder Representative disagrees with the calculation of any of the items set forth in the Purchase Price Adjustment Statement, the Equityholder Representative shall notify Parent in writing of such disagreement (an “Objection Dispute”) within forty-five (45) days after receipt of the Purchase Price Adjustment Statement by the Equityholder Representative (such forty-five (45) day period following the Equityholder Representative’s receipt of the Purchase Price Adjustment Statement, the “Review Period”). If the Equityholder Representative fails to deliver written notice of an Objection Dispute to Parent on or prior to the last day of the Review Period, the Purchase Price Adjustment Statement shall be deemed final and binding on the Parties for purposes of this Agreement.

(d)If the Equityholder Representative delivers a notice of an Objection Dispute pursuant to Section 2.8(c), Parent and the Equityholder Representative shall negotiate in good faith to resolve any Objection Dispute and any resolution agreed to in writing by Parent and the Equityholder Representative shall be final and binding upon the Parties for purposes of this Agreement. If Parent and the Equityholder Representative are unable to resolve all Objection Disputes within twenty (20) days of delivery of written notice of such Objection Disputes by the Equityholder Representative to Parent, then the disputed matters shall, at the request of either the Equityholder Representative or Parent, be referred for final determination to RSM US LLP (the “Accounting Arbitrator”) as promptly as practicable following the end of such twenty (20) day period; provided that any communications between the Equityholder Representative and Parent (or their respective Representatives) during the aforementioned twenty (20) day period shall be considered settlement discussions pursuant to the Federal Rule of Evidence 408 and similar state rules. If such firm is unable to serve, Parent and the Equityholder Representative shall jointly select an Accounting Arbitrator from an accounting firm of national standing. If Parent and the Equityholder Representative are unable to agree upon an Accounting Arbitrator within such time period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York; provided that the Accounting Arbitrator shall not have served as auditor for, or provided any other services to, Parent, the Surviving Corporation, or Topco or any of their respective Subsidiaries. The Accounting Arbitrator shall only consider those items and amounts set forth on the Purchase Price Adjustment Statement as to which Parent and the Equityholder Representative have disagreed within the applicable time periods and on the terms specified in Section 2.8(c) and this Section 2.8(d) and must resolve all unresolved Objection Disputes in accordance with the terms and provisions of this Agreement. The Accounting Arbitrator shall deliver to Parent and the Equityholder Representative, as promptly as practicable (and in any event within sixty (60) days) after its appointment, a written report setting forth the resolution of any unresolved Objection Disputes determined in accordance with the terms herein. In resolving any disputed item, the Accounting Arbitrator shall be bound by the principles set forth in this Section 2.8 and shall not assign a value to any item greater than the greatest value for such item claimed by either Parent or the Equityholder Representative or less than the smallest value for such item claimed by either Parent or the Equityholder Representative. Such report shall be final and binding upon all of the Parties for purposes of this Agreement, absent manifest error by the Accounting Arbitrator or actual fraud. The fees, expenses and costs of the Accounting Arbitrator shall be borne by Parent and the Equityholder Representative, respectively, in the proportion that the aggregate dollar amount of the disputed items submitted to the Accounting Arbitrator by such party that are unsuccessfully disputed by such party (as finally determined by the Accounting Arbitrator) bears to the aggregate dollar amount of disputed items submitted by Parent and the Equityholder Representative. The Accounting Arbitrator shall have the power to resolve any disputes regarding Access Rights. The Parties agree that the Accounting Arbitrator’s decision may be enforced as an arbitration award in any court of competent jurisdiction.

(e)Upon the written agreement of Parent and the Equityholder Representative or the decision of the Accounting Arbitrator, or if the Equityholder Representative fails to deliver written notice of an Objection Dispute on or prior the last day of the Review Period as provided in Section 2.8(c), the Purchase Price Adjustment Statement, as modified pursuant to the written agreement of Parent and the Equityholder Representative or the decision of the Accounting Arbitrator, as applicable, shall be deemed to be the final Purchase Price Adjustment Statement for purposes of this Section 2.8 (the “Final Purchase Price Adjustment Statement”) and shall be deemed to be final and binding on the Parties for purposes of this Agreement. The Closing Cash, the Closing Net Working Capital, the Closing Indebtedness, and the Transaction Expenses, each as shown on the Final Purchase Price Adjustment Statement, shall be referred to as the “Final Closing Cash”, the “Final Closing Net Working Capital”, the “Final Closing Indebtedness”, and the “Final Transaction Expenses”, respectively.

(f)If the Final Aggregate Closing Merger Cash Consideration exceeds the Aggregate Estimated Closing Merger Cash Consideration (the amount of such excess, the “Net Positive Purchase Price Adjustment Amount”), then Parent shall pay, or cause to be paid, in cash an amount equal to the lesser of the Net Positive Purchase Price Adjustment Amount and the Adjustment Escrow Amount to the Paying Agent to be deposited in the Exchange Fund and to be further distributed therefrom to the Equityholders in accordance with Section 2.8(h). In addition, in the event of a Net Positive Purchase Price Adjustment Amount or in the event that the Final Aggregate Closing Merger Cash Consideration equals the Aggregate Estimated Closing Merger Cash Consideration, the Equityholders will be entitled to receive the entire balance of the Adjustment Escrow Account, and Parent and the Equityholder Representative shall deliver a Joint Direction instructing to the Escrow Agent to make payment of such amount to the Paying Agent to be deposited in the Exchange Fund and to be further distributed therefrom to the Equityholders in accordance with Section 2.8(h).

(g)If the Aggregate Estimated Closing Merger Cash Consideration exceeds the Final Aggregate Closing Merger Cash Consideration (the amount of such excess, the “Net Negative Purchase Price Adjustment Amount”), then Parent shall be entitled to receive a payment in cash out of the Adjustment Escrow Account in an amount equal to the lesser of the Net Negative Purchase Price Adjustment Amount and the Adjustment Escrow Amount, and Parent and the Equityholder Representative shall deliver a Joint Direction instructing the Escrow Agent to make a payment to Parent in an amount equal to the lesser of the Net Negative Purchase Price Adjustment Amount and the total amount of funds in the Adjustment Escrow Account. Recovery from the Adjustment Escrow Account shall be the sole and exclusive remedy with respect to any claims arising out of or relating to the Net Negative Purchase Price Adjustment Amount and none of Parent, Merger Sub or the Surviving Corporation or any of their respective Affiliates shall have any claim against any Equityholder or any of the Retained Subsidiaries in respect thereof. In addition, if the Adjustment Escrow Amount is greater than the Net Negative Purchase Price Adjustment Amount, then Parent and the Equityholder Representative shall deliver a Joint Direction instructing the Escrow Agent to make a payment out of the Adjustment Escrow Account of an amount equal to the difference between the Adjustment Escrow Amount and the Net Negative Purchase Price Adjustment Amount to the Paying Agent to be deposited in the Exchange Fund and to be further distributed therefrom to the Equityholders in accordance with Section 2.8(h).

(h)Payments to any Equityholder pursuant to the terms of Section 2.8(f) or Section 2.8(g) shall be made as follows:

(i)to the Paying Agent, for further distribution to each Stockholder who is not a Dissenting Stockholder, with respect to each share of Common Stock outstanding immediately prior to the Effective Time held by such Stockholder (and for which a properly completed and duly executed Letter of Transmittal has been properly delivered to the Paying Agent), an amount equal to the sum of (1) the Net Positive Purchase Price Adjustment Amount Per Share, if any, plus (2) the Adjustment Escrow Release Amount Per Share, if any (which amount, for the avoidance of doubt, will be paid in cash);

(ii)to the Paying Agent, for further distribution to each holder of In-the-Cash Options with respect to each share of Class B Common Stock underlying each In-the-Cash Option (and for which a properly completed and duly executed Letter of Transmittal has been properly delivered to the Paying Agent), an amount equal to the sum of (1) the Net Positive Purchase Price Adjustment Amount Per Share, if any, plus (2) the Adjustment Escrow Release Amount Per Share, if any (which amount, for the avoidance of doubt, will be paid in cash and effected by way of payment to the Surviving Corporation or one of its Subsidiaries for payroll or other applicable payment processing by the Surviving Corporation or its applicable Subsidiary and distribution at the next administratively practicable payroll date to such holders of In-the-Cash Options);

(iii)to the Paying Agent, for further distribution to each holder of In-the-Stock Options, with respect to each share of Class B Common Stock underlying each such In-the-Stock Option (and for which a properly completed and duly executed Letter of Transmittal has been properly delivered to the Paying Agent), a fraction of a share of Class B Topco Stock (and not cash) having a value equal to the sum of (A) the Net Positive Purchase Price Adjustment Amount Per Share, if any, plus (B) the Adjustment Escrow Release Amount Per Share, if any; provided that to the extent that after the delivery of such shares of Class B Topco Stock to the holder of an In-the-Stock Option pursuant to this Section 2.8(h)(iii) such Optionholder would have received, in respect of one (1) In-the-Stock Option, more than one (1) share of Topco Stock, the provisions of this Section 2.8(h)(iii) shall be revised in accordance with Section 2.8(i);

(iv)to the Exchange Fund, to be held in trust for the benefit of the Stockholders and holders of In-the-Cash Options who are not receiving payment pursuant to Section 2.8(h)(i) or Section 2.8(h)(ii), an amount equal to the cash consideration that would have been payable to such Stockholders and Optionholders, as applicable, had they received payment of such cash consideration pursuant to Section 2.8(h)(i) or Section 2.8(h)(ii), as applicable; and

(v)by Topco to the Paying Agent, to be held in trust for the benefit of holders of In-the-Stock Options who are not receiving the consideration set forth in Section 2.8(h)(iii), a number of shares of Class B Topco Stock that would have been issued to such Optionholders had they received payment of such stock consideration pursuant to Section 2.8(h)(iii).

(i)Notwithstanding anything to the contrary in Section 2.8(h), if any Option that was an In-the-Stock Option at the Closing becomes an In-the-Cash Option as a result of the provisions of Section 2.8(h) (each such Option, a “Subsequent In-the-Cash Option”), then (1) the provisions of Section 2.8(h) (and all applicable related definitions in this Agreement) shall be revised, and (2) all calculations made in connection with this Section 2.8 shall be adjusted to take into account the effect of the additional In-the-Cash Options. This Section 2.8(i) shall be applied with the effect that each Subsequent In-the-Cash Option shall be entitled to receive the appropriate portion of the Aggregate Merger Cash Consideration Per Share (as recalculated pursuant to this

Section 2.8(i) taking into account the Net Positive Purchase Price Adjustment Amount Per Share, if any, and Adjustment Escrow Release Amount Per Share, if any) that is in excess of the per share exercise price of such Subsequent In-the-Cash Option, it being understood that, applying this Section 2.8(i) and after taking into account amounts previously received by Stockholders and holders of In-the-Cash Options and In-the-Stock Options, the payment of the Net Positive Purchase Price Adjustment Amount Per Share, if any, and the Adjustment Escrow Release Amount Per Share, if any, may be different for different Equityholders.

(j)All cash payments required to be made pursuant to this Section 2.8 shall be made in cash by wire transfer in immediately available funds within five (5) Business Days following the final determination of the Final Aggregate Closing Merger Cash Consideration.

(k)Notwithstanding anything to the contrary contained herein, the process set forth in this Section 2.8 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Closing Cash, the Closing Net Working Capital, the Closing Indebtedness, and the Transaction Expenses, and the resulting determination of the Aggregate Closing Merger Cash Consideration.

(l)The Parties agree to treat any payment made pursuant to this Section 2.8 and Section 10.1(e) as an adjustment to the merger consideration for federal, state, local and foreign income Tax purposes.

2.9.Withholding Taxes

Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub (and their Affiliates) shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as Parent or Merger Sub (or their Affiliates) may be required to deduct and withhold with respect to any such deliveries and payments under applicable Law; provided, however, that Parent shall use reasonable efforts to provide the Equityholder Representative with notice of any such intended withholding (other than any withholding on amounts properly treated as compensation for U.S. federal income Tax purposes) at least five (5) days before the making of such withholding, and Parent shall cooperate in good faith with the Equityholder Representative to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

ARTICLE III
Representations and Warranties of the Company

Except as set forth in the Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

3.1.Organization and Power

(a)Each member of the Company Group is a corporation or legal entity duly incorporated or organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization (to the extent such concept is applicable in such jurisdiction), except, in the case of each member of the Company Group other than the Company, where the failure to be in good standing would not have a Company Group Material Adverse Effect. The Company has full power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The Company Group has all corporate (or similar) power and authority necessary to own or lease and to operate its properties and assets and to carry on its business as currently conducted, except where the failure to hold such power and authority would not, individually or in the aggregate, have a Company Group Material Adverse Effect. The Company has made available to Parent accurate and complete copies of the organizational documents of each member of the Company Group, as in effect on or amended to the date hereof.

(b)Each member of the Company Group is duly qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned, licensed, used or leased by it require such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Group Material Adverse Effect.

3.2.Authorization and Enforceability

The execution and delivery of this Agreement and the Ancillary Documents to which the Company is a party and the performance by the Company of the Contemplated Transactions that are required to be performed by the Company have been duly authorized by the Company, and no other corporate proceedings or other corporate actions on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which the Company is a party or the consummation of the Contemplated Transactions that are required to be performed by the Company, other than obtaining the Stockholder Approval with respect to this Agreement and the Merger. This Agreement has been, and each of the Ancillary Documents to be executed and delivered at the Closing by the Company will be at or prior to the Closing, duly authorized, executed and delivered by the Company, and assuming that this Agreement and the Ancillary Documents to which the Company is a party are valid and legally binding obligations of the other parties hereto and thereto, this Agreement constitutes, and the Ancillary Documents to which the Company is a party will constitute at or prior to the Closing, a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Remedy Exception”).

3.3.Capitalization of the Company

(a)The authorized capital stock of the Company consists of 1,500,000 shares, consisting of (i) 250,000 shares of undesignated preferred stock, par value $0.01 per share, of which, as of the date hereof, zero (0) shares are issued and outstanding, (ii) 1,000,000 shares of Class A Common Stock, of which, as of the date hereof, 78,675.61 shares are issued and outstanding, and (iii) 250,000 shares of Class B Common Stock, of which, as of the date hereof, zero (0) shares are issued and outstanding. The record owners of all of the shares of Common Stock as of the date of this Agreement is as set forth on Schedule 3.3(a). All outstanding shares of Common Stock are duly authorized, have been validly issued and are fully paid and non-assessable and were issued in compliance with applicable securities Laws or exemptions therefrom and all requirements set forth in the organizational documents of the Company. Except for the Options set forth in Schedule 3.3(a), which includes the name of each holder of an Option, the number of shares of Class B Common Stock subject to each such Option and the cash exercise price per share of Class B Common Stock of each such Option, the Company has no outstanding options or other securities convertible into or exchangeable or exercisable for any shares of its capital stock or any rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of, any shares of its capital stock, and the Company is not committed to issue any such option or other security. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights in the Company. The Company Group is not a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or stockholders agreement with respect to the sale or voting of any shares of capital stock of the Company Group or any securities convertible into or exchangeable or exercisable for any shares of capital stock of the Company.

(b)Schedule 3.3(b) sets forth an accurate and complete list of all of the Acquired Subsidiaries, listing for each such Subsidiary its name, its jurisdiction of incorporation or organization, its authorized equity interests and the ownership of all of its issued and outstanding equity interests, as of the date hereof. All of the shares of capital stock or equity interests or other equity interests of each of the Acquired Subsidiaries that are outstanding as of the date hereof are owned, directly or indirectly, by the Company. All the shares of capital stock, limited company or limited liability company interests or other equity interests of each of the Acquired Subsidiaries of the Company that are outstanding as of the date hereof have been validly issued, are fully paid and non-assessable (to the extent such concept is applicable), were issued in compliance with applicable securities Laws or exemptions therefrom and all requirements set forth in the organizational documents of such Acquired Subsidiary. There are no outstanding securities convertible into or exchangeable or exercisable for any shares of the capital stock or equity interests of any of the Acquired Subsidiaries or any rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of, any shares of capital stock or membership interests of any of the Acquired Subsidiaries, and no Acquired Subsidiary is committed to issue any such security. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights in any Acquired Subsidiary. None of the Acquired Subsidiaries are a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or stockholders agreement, with respect to the sale or voting of any shares of capital stock of any Acquired Subsidiary or any securities convertible into or exchangeable or exercisable for any shares of capital stock of any Acquired Subsidiary. No member of the Company Group owns, or has the right or obligation to acquire or receive, beneficially or otherwise, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, any other Person.

3.4.No Violation

Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the Stockholder Approval, (c) compliance with and filings under the HSR Act and any other Antitrust Law, and (d) any violation, conflict, breach or default resulting from Parent or the Merger Sub being party to this Agreement or the Ancillary Documents, the execution and delivery by the Company of this Agreement and the Ancillary Documents to which the Company is or will be a party, the consummation of the Contemplated Transactions by the Company and compliance with the terms of this Agreement and the Ancillary Documents to which the Company is or will be a party do not (i) conflict with or violate (1) any provision of the Company Certificate of Incorporation or the bylaws of the Company, or (2) the certificate or articles of incorporation, bylaws, or other similar organizational documents of any other member of the Company Group, (ii) assuming that all consents, approvals and authorizations contemplated by Section 3.5 have been obtained and all filings described therein have been made, conflict with or violate any Law or Order applicable to the Company Group, (iii) violate or result in a breach of or constitute a default under, or require the consent of any third party under, or give rise to any right of termination, modification or acceleration or to charge any fee, penalty or similar payment to any member of the Company Group under any Material Contract to which any member of the Company Group is now a party or by which any of its properties or assets are bound or affected, or (iv) result in the imposition or creation of any Lien upon or with respect to any of the Common Stock or Options (other than any such Liens created by or on behalf of Parent or Merger Sub or any Permitted Liens), except, in the case of clauses (ii), (iii), or (iv) as would not be material to the Company Group, taken as a whole.

3.5.Governmental Authorizations and Consents

No consents, licenses, approvals or authorizations of, or registrations, declarations or filings with, any Governmental Authority (“Governmental Consents”) are required to be obtained or made by the Company Group in connection with the execution, delivery and performance of this Agreement or any Ancillary Documents to which the Company is or will be a party or the consummation by the Company of the Contemplated Transactions, except for (a) such filings as may be required under the HSR Act, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) those resulting from Parent or the Merger Sub being party to this Agreement or the Ancillary Documents, and (d) those for which the failure to obtain such Governmental Consents would not be material to the Company Group, taken as a whole.

3.6.Financial Statements

(a)Schedule 3.6(a) sets forth the following accurate and complete financial statements (the “Financial Statements”): (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019 and December 31, 2018 and the related consolidated statements of comprehensive operations and comprehensive loss, shareholders’ equity, and cash flows for each of the fiscal years then ended (the “Audited Financial Statements”), and (ii) the unaudited balance sheet (the “Unaudited Balance Sheet”) of each of Balboa Water Group, LLC and HydroAir International ApS (and each entity is a wholly-owned indirect subsidiary of the Company) as of June 30, 2020 (the “Balance Sheet Date”). The Financial Statements were prepared from the books and records of the Company Group, have been prepared in accordance with GAAP applied on a basis consistent with prior periods and fairly present, in all material respects, the consolidated financial position of (1) the Company Group (in the case of the Audited Financial Statements), and (2) Balboa Water Group, LLC and HydroAir International ApS (in the case of the Unaudited Balance Sheet) as of their respective dates, subject, in the case of the Unaudited Balance Sheet, to the absence of immaterial footnote disclosure and to normal and recurring end-of-period adjustments.

(b)The Company Group has established and adhered to a system of internal accounting controls which are designed to provide reasonable assurances regarding the reliability of financial reporting with respect to the Company Group. In the last three (3) years, neither the Company nor the Company’s independent auditors has identified any (i) significant deficiency or material weakness in the Company Group’s system of internal accounting controls, (ii) any actual fraud or material wrongdoing by any employee of the Company Group who has or had a role in the preparation of financial statements or the Company Group’s internal accounting controls or (iii) any written claim regarding any of the foregoing relating to any member of the Company Group.

(c)All inventory of the Company Group consists of a quality and quantity usable and saleable in the Ordinary Course and fit for the purpose for which they were procured or manufactured, except for appropriate and adequate allowances for obsolete, damaged, excess, defective or slow moving items.

(d)The Company and BWG Holdings II were formed solely for the purpose of holding the capital stock of their respective Subsidiaries and activities incidental thereto, and neither the Company nor BWG Holdings II has engaged in any other business activities or conducted any operations, and has not incurred liabilities, other than Taxes and immaterial liabilities, in each case incidental to their formation and the holding of capital stock of their respective Subsidiaries.

3.7.No Undisclosed Material Liabilities

As of the date hereof, there is no liability, commitment or obligation of the Company Group of a type required by GAAP to be reflected on a consolidated balance sheet of the Company Group other than (a) liabilities, commitments or obligations reflected, accrued or reserved against in the Financial Statements, (b) liabilities, commitments or obligations incurred since the Balance Sheet Date in the Ordinary Course, (c) liabilities incurred in connection with the Contemplated Transactions, (d) liabilities that have been discharged or paid in full prior to the date hereof, (e) liabilities, commitments or obligations that arise under an executory portion of a Contract (excluding liabilities for breach, non-performance or default), or (f) liabilities, commitments or obligations that are not material to the Company Group, taken as a whole. No member of the Company Group has any liability in connection with (i) the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act and any similar or conforming legislation in any U.S. jurisdiction, and any subsequent legislation relating to the COVID-19 pandemic, or (ii) any other incentive or loan issued by a Governmental Authority.

3.8.Absence of Certain Changes

Except as reflected on the Financial Statements, since the Balance Sheet Date, there has not been a Company Group Material Adverse Effect and each member of the Company Group has conducted its business in the Ordinary Course taking into account any COVID Actions. Since the Balance Sheet Date through the date hereof, and except in connection with the Reorganization Transactions, no member of the Company Group has taken any action or failed to take any action which, if taken or not taken after the date hereof and prior to the Closing, would constitute a breach of Section 6.1(a)(C).

3.9.Real Property

(a)Schedule 3.9(a) includes an accurate and complete list, as of the date hereof, of all real property leases and subleases, or real property licenses used by the Company Group or to which the Company Group is a party as lessee (the “Real Property Leases,” and the properties leased thereunder, the “Leased Real Property”). The leasehold interests relating to the Real Property Leases are free and clear of all Liens, other than Permitted Liens. Except as would not, individually or in the aggregate, be material to the Company Group, (i) no default by the Company Group, or, to the Knowledge of the Company Group, the applicable lessor, exists under any Real Property Leases and (ii) each Real Property Lease is legal, valid and binding on, and enforceable against, the Company Group, and, to the Knowledge of the Company Group, on and against the applicable lessor, in accordance with its terms, subject to the Remedy Exception. No member of the Company Group has subleased or otherwise granted any right to use or occupy any portion of the Leased Real Property or collaterally assigned or granted any Lien in any Real Property Lease or any interest therein to any third party.

(b)No member of the Company Group owns, nor, to the Knowledge of the Company Group, has owned any real property in the last three (3) years.

3.10.Intellectual Property

(a)Schedule 3.10(a) sets forth an accurate and complete list of all (i) Patents, (ii) Trademark registrations and applications for Trademark registration, (iii) Copyright registrations and applications for Copyright registration, (iv) Domain Name registrations, and (v) Trademarks that are material to the business of any member of the Company Group and not required to be disclosed on Schedule 3.10(a)(ii), in the cases of clauses (i), (ii), (iii) and (iv), that are Company Group Owned Intellectual Property. For each item of Intellectual Property required to be set forth on Schedule 3.10(a), Schedule 3.10(a) sets forth, as applicable, the jurisdiction, title or mark, registration and application numbers, registration and application dates, recorded owner, and, if different to the recorded owner, the legal owner. Except as would not reasonably be expected to be material to the businesses of the Company Group, each item identified on Schedules 3.10(a)(i)-(iv) is subsisting, valid, enforceable and in good standing with the Governmental Authorities or Internet Domain Name registrar with which such Company Group Owned Intellectual Property is registered or pending.

(b)The Company Group owns or otherwise has sufficient right to use all Intellectual Property used in connection with the business of the Company Group as currently conducted. Except as set forth on Schedule 3.10(b) or as set forth in a Company Group IP Agreement, the Company Group is the sole and exclusive owner of the Company Group Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens. Upon the Closing, the Surviving Corporation shall own or have licensed to it all the Purchased Intellectual Property on the same terms and conditions as in effect prior to the Closing.

(c)Each current and former Representative of any member of the Company Group that has created, conceived or otherwise developed material Intellectual Property for the Company Group has assigned to such member of the Company Group all of such Representative’s right, title and interest in and to such Intellectual Property, or the Company Group owns such Intellectual Property as a matter of law. The Company has made available to Parent the current form of Contract that the Company Group uses with such Representatives to effect such assignments. To the Knowledge of the Company Group, no Equityholder or Representative of any member of the Company Group has claimed any personal rights in (nor has any of them made application for) any of the Company Group Owned Intellectual Property.

(d)The operation of the businesses of each member of the Company Group, including the manufacture, use, sale, offer for sale, and importation of Company Group Products and the possession, use, disclosure, copying, distribution or other exploitation of any information, data, products or other tangible or intangible property in the possession of any member of the Company Group, and the possession or exploitation of the Purchased Intellectual Property, in each case, by any member of the Company Group (i) does not, as of the date hereof, infringe, misappropriate, dilute or otherwise conflict with any Intellectual Property of any Person that is not a member of the Company Group, (ii) has not, in the last three (3) years, infringed misappropriated, diluted or otherwise conflicted with any Intellectual Property of any Person that is not a member of the Company Group and (iii) has not, in the last three (3) years, constituted and does not, as of the date hereof, constitute deceptive or unfair trade practices. As of the date of this Agreement, none of the Pipeline Products infringe, misappropriate, dilute or conflict with the Intellectual Property of any other Person except as would not be material to the Company Group. To the Knowledge of the Company Group, none of the Purchased Intellectual Property has been infringed on, misappropriated or otherwise violated in the last three (3) years or is being infringed on, misappropriated or otherwise violated as of the date hereof.

(e)In the last three (3) years through the date hereof, there has been no pending or, to the Knowledge of the Company Group, any Litigation or threatened Litigation involving the Company Group that (i) challenges the rights of any member of the Company Group in respect of any Purchased Intellectual Property or the scope of any Company Group Owned Intellectual Property, (ii) asserts that the operation of the businesses of any member of the Company Group is, was or will be infringing, misappropriating or otherwise in violation of any Intellectual Property, or (iii) alleges that a member of the Company Group is required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property (other than with respect to Company Group Licensed Intellectual Property). None of the Company Group Owned Intellectual Property, and to the Knowledge of the Company Group, none of the other Purchased Intellectual Property, is subject to any outstanding Order by or with any Governmental Authority.

(f)The Company Group has taken all reasonable actions necessary to protect the confidentiality of the material Company Group Owned Intellectual Property, including Trade Secrets and Source Code in the Company Group Owned Intellectual Property.

(g)All Information Systems used by the Company Group are sufficient for the conduct of the businesses of each member of the Company Group as currently conducted.  Each member of the Company Group uses reasonable means to protect the security and integrity of all Information Systems used by such member of the Company Group. No member of the Company Group will lose access to any Information System used by the Company Group as a result of the consummation of the Contemplated Transactions.

(h)No member of the Company Group or any other Person acting on behalf of any member of the Company Group has disclosed or delivered to any third party that is not an employee or consultant of a member of the Company Group that had a need to access, or permitted the disclosure or delivery to any escrow agent or other party of, any Source Code in a Company Group Product and that is Company Group Owned Intellectual Property.  No event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, require the disclosure or delivery by any member of the Company Group or any Person acting on behalf of any member of the Company Group to any third party of any such Source Code. The Source Code for each Company Group Product is stored in a secure storage accessible only by controlled access procedures, including access limited to only those employees and contractors of the Company Group who need access to improve upon, update, modify or fix bugs in such Source Code.  Schedule 3.10(h) sets forth an accurate and complete list of each Contract under which any member of the Company Group has deposited, or is or may be required to deposit, with an escrow agent or other third party, any such Source Code. Each member of the Company Group has entered into confidentiality and nondisclosure Contracts with each of its employees and contractors and any other Person with access to such Source Code or other Trade Secrets of the Company Group to protect the confidentiality and value of such Source Code and Trade Secrets. Except as would not reasonably be expected to be material to the businesses of the Company Group, there has not been any breach by any of the foregoing of any such agreement. Neither the execution of this Agreement nor the consummation of any of the Contemplated Transactions, in and of itself, would reasonably be expected to result in the release of any such Source Code from escrow.

(i)There are no known material problems or defects in any Software embodied in any of the Company Group Products that prevent the Company Group Products from operating substantially as described in their related documentation or specifications, or as otherwise warranted to any third party and such Company Group Products materially operate in accordance with their documentation and specifications and have no other material problems or defects.

(j)The Company Group Products and any Source Code of any Software embodied therein do not contain any Open Source Materials. The Company Group Products, and the Source Code of the Software embodied therein or associated therewith are not subject to any terms of license of any such Open Source Materials that result in the grant of, or require any member of the Company Group to grant, a license to any of the Company Group Products or such Source Code.  No member of the Company Group is in breach of any of the material terms of any license to any such Open Source Materials. Software embodied in or associated with any of the Company Group Products that link with, use or include works distributed under the LGPL only link to such works using a shared library mechanism as described in the LGPL.

(k)Each member of the Company Group has, during the last three (3) years, complied in all material respects with all relevant requirements of any applicable data protection Law and Orders. No member of the Company Group has received any Order or other notification from any Governmental Authority regarding non-compliance or violation of any data protection principles or Law. No Person has claimed any compensation from any member of the Company Group for the loss of or unauthorized disclosure or transfer of personal data, and to the Knowledge of the Company Group, there are not any facts or circumstances that exist that might give rise to such a claim insofar as the same relate to the business of any member of the Company Group.

3.11.Contracts

(a)Material Contracts. Schedule 3.11(a) sets forth an accurate and complete list, as of the date hereof, of all of the following Contracts to which the Company Group is a party (the “Material Contracts”):

(i)Contracts that cannot be terminated without a monetary penalty on less than ninety (90) days’ notice and involves future payments, performance of services or delivery of goods or materials to or by the Company Group in excess of (A) $250,000 annually or (B) $1,000,000 in the aggregate;

(ii)Contracts that involve any exchange traded, over-the-counter or other swap, hedge, cap, floor, collar, futures contract, forward contract, option or other derivative financial contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, currencies, interest rates, foreign currency and indices;

(iii)Contracts (A) for the sale or transfer of any of the material assets or properties of the Company Group outside of the Ordinary Course or (B) relating to any acquisition by the Company Group of any operating business or a material portion of the assets or properties of any Person (other than purchases of assets in the Ordinary Course) or any equity interests of any Person, in each case other than those Contracts that will be assigned to the Retained Subsidiaries in connection with the Reorganization Transactions that are set forth on Schedule D;

(iv)Contracts that contains a provision expressly prohibiting any member of the Company Group from (A) conducting business in a specified geographic area, engaging in any line of business, or competing with any Person, or (B) other than as set forth in confidentiality agreements entered into in the Ordinary Course, soliciting or hiring employees, soliciting customers or suppliers of any other Person or selling or purchasing any goods or services;

(v)Contracts with any Material Customer or Material Vendor;

(vi)Contracts pursuant to which the Company Group grants to any Person the right to market any product, or to represent the Company Group with respect to any such product, or act as agent for the Company Group in connection with the sale of any product;

(vii)Contracts obligating the Company Group to provide or obtain products or services for a period of one (1) year or more containing any “take or pay” provisions;

(viii)Contracts for capital expenditures, other than (1) capital expenditures reflected in the capital expenditures budget of the Company Group made available to Parent or (2) which involves or is reasonably likely to involve aggregate expenditures of not more than $1,000,000 in excess of amounts set forth in the capital expenditures budget of the Company Group made available to Parent;

(ix)Contracts with any trade allowance, trade in, billback, rebate, discount or similar program of or for the Company Group for the benefit of or with any customer or supplier of the Company Group (in each case, other than in the Ordinary Course) or that contain any “most favored nation” or similar protective pricing provisions;

(x)Contracts relating to the consignment of inventory and Contracts pursuant to which the Company Group holds inventory or other goods on consignment for third parties with a value of more than $250,000;

(xi)Contracts with any Governmental Authority;

(xii)Contracts that provide for the indemnification by the Company Group of any Person, other than (1) organizational documents of the Company Group and (2) commercial agreements entered into in the Ordinary Course and the primary purpose of which is not to provide indemnification;

(xiii)Contracts that contain any warranty obligations in respect of the products of the Company Group outside the Ordinary Course;

(xiv)Contracts that extended credit to any Person, in each case, in an amount in excess of $500,000 of committed credit;

(xv)Contracts with any foreign independent contractor or consultant (in each case, other than in the Ordinary Course);

(xvi)Contracts evidencing Indebtedness for borrowed money owed by the Company Group with a principal amount in excess of $250,000;

(xvii)all Company Group Employment Contracts or other Contracts for the engagement by any member of the Company Group of any officer or other Person on a full-time or consulting basis that (1) provide for annual base compensation in excess of $200,000 or (2) require more than thirty (30) days’ notice prior to termination;

(xviii)any Contract providing for a retention, change of control, transaction or other similar bonus or payment to any employee or independent contractor of any member of the Company Group;

(xix)any Contract providing any loan to any director, officer, employee, or independent contractor of any member of the Company Group (other than advances in the Ordinary Course for business-related expenses);

(xx)Company Group IP Agreements, other than (1) Incidental IP Agreements and Contracts concerning commercially available off-the-shelf software licensed to the Company Group for a one-time or annual fee of less than $250,000, (2) those Contracts (i) that assign any right in any of the Purchased Intellectual Property to any other Person and (ii) pursuant to which any member of the Company Group has had any right in any Intellectual Property assigned to it by any other Person, and (3) immaterial Company Group IP Agreements;

(xxi)Contracts (other than purchase orders and standard terms and conditions) for (1) the purchase by or to any member of the Company Group of machinery, equipment or other personal property that involves future annual payments of an aggregate amount reasonably expected to exceed $1,000,000 or (2) the sale by or lease by or to any member of the Company Group of personal property under which the Company Group is the lessee and is obligated to make payments in excess of $250,000 per annum;

(xxii)labor, collective bargaining, works council or other Contracts with a labor organization, including any side agreements, shop agreements, memoranda of agreements and other similar agreements; and

(xxiii)joint venture or limited partnership agreements.

(b)Status of Material Contracts. An accurate and complete copy of each Material Contract has been made available to Parent. All Material Contracts and Company Group IP Agreements (assuming due power and authority of, and due execution and delivery by, the party or parties thereto other than the applicable member or members of the Company Group) are valid, binding and in full force and effect and enforceable by the Company Group in accordance with their respective terms, subject to the Remedy Exception. As of the date of this Agreement, (i) the

Company Group is not in default under or in breach of, or in receipt of any written claim of default under or breach of, any Material Contract or Company Group IP Agreement, (ii) to the Knowledge of the Company Group, no other party to any Material Contract or Company Group IP Agreement is in default under or in breach of any Material Contract or Company Group IP Agreement, and (iii) to the Knowledge of the Company Group, no event has occurred and is continuing through the Company Group’s actions or inactions which, with or without the lapse of time or the giving of notice or both, would result in a default under, or breach of, any Material Contract or Company Group IP Agreement except, in the case of clauses (i), (ii) and (iii) above, for such defaults or breaches which would not have a material impact on the business of the Company Group, taken as a whole; provided, however, that any reference to “Company Group IP Agreements” in this Section 3.11(b) is deemed to exclude Incidental IP Agreements.

3.12.Compliance with Laws

(a)Except as set forth on Schedule 3.12(a), the Company Group is, and for the past three (3) years has been, in compliance with all applicable Laws, except where the failure to be in compliance would not have a material impact on the Company Group, taken as a whole, and no member of the Company Group has received in the past three (3) years any written notice or other written communication from any Governmental Authority of an actual or possible violation of, or failure to comply with, any applicable Law at any time during the past three (3) years that would reasonably be expected to materially impact the Company Group, taken as a whole.

(b)Except as would not be material to the Company Group, taken as a whole, (i) the Company Group holds all certifications, licenses, permits, authorizations and approvals of Governmental Authorities (“Permits”) which are required under applicable Law for the operation of the business of the Company Group as currently conducted as of the date hereof; (ii) Permits currently held by the Company Group are in full force and effect; and (iii) each member of the Company Group is in compliance in all material respects with the terms of all Permits held by such member of the Company Group and, in the last three (3) years, no suspension, revocation, cancellation or modification of any of such Permits has been, to the Knowledge of the Company Group, threatened in writing.

(c)No member of the Company Group, and, to the Knowledge of the Company Group, any of its directors, officers, employees, distributors, resellers, representatives, sales intermediaries or other third parties (but only in their capacity acting for or on behalf of any member of the Company Group) has, in the last three (3) years, taken any action in violation of any rules or regulations of OFAC and the U.S. Department of Commerce’s Bureau of Industry and Security or in violation of any applicable Sanctions or Laws or regulations pertaining to anti-money laundering or any action in violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act or other Laws of the United States or other relevant jurisdictions prohibiting bribery, kickbacks, or other unlawful or improper means of obtaining or retaining business or commercial advantages (“Anti-Corruption Laws”). For the past three (3) years, no member of the Company Group has received any report alleging that any member of the Company Group has committed a violation of any applicable Anti-Corruption Law. The Company Group has in place controls reasonably designed in all material respects to promote and achieve compliance with any applicable Anti-Corruption Laws.

(d)The Company Group is in material compliance with (i) all U.S. Laws regarding the importation of goods, including the U.S. import Laws administered by U.S. Customs and Border Protection; and (ii) all applicable U.S. export control Laws, including the Export Administration Regulations administered by the U.S. Department of Commerce.

(e)No member of the Company Group and, to the Knowledge of the Company Group, none of the directors, officers, or employees of the Company Group is a Sanctioned Person.

(f)There are no pending or, to the Knowledge of the Company Group, threatened claims by a Governmental Authority against any member of the Company Group with respect to the Sanctions or any applicable Laws pertaining to anti-money laundering.

3.13.Environmental Matters

(a)The Company Group is, and have for the past three (3) years been, in compliance with all applicable Environmental Laws, except for such noncompliance which would not have a material impact on the Company Group, taken as a whole.

(b)The Company Group has obtained all Permits required by applicable Environmental Laws (collectively, “Environmental Permits”) and is in compliance with the terms and conditions of such Environmental Permits, except for such failure to obtain or noncompliance which would not have a material impact on the Company Group, taken as a whole.

(c)The Company Group is not the subject of any pending or, to the Knowledge of the Company Group, threatened Order or Litigation alleging liability under any Environmental Law, except for such Order or Litigation which would not have a material impact on the Company Group, taken as a whole.

(d)To the Knowledge of the Company Group, the Company Group has not disposed of Hazardous Substances at the Leased Real Property in a manner requiring remediation pursuant to Environmental Law, except for such disposal that would not result in a material liability to the Company Group, taken as a whole.

(e)To the Knowledge of the Company Group, none of the Leased Real Property (including improvements thereon) contains any Hazardous Substances requiring remediation pursuant to Environmental Law, except as would not reasonably be expected to result in a material liability to the Company Group, taken as a whole.

3.14.Litigation

As of the date hereof, for the past three (3) years: (a) there have not been any legal actions, suits, or proceedings (each, a “Litigation”) pending or, to the Knowledge of the Company Group, threatened, against the Company Group, at law or in equity, or any of its properties or assets or before any Governmental Authority that have been material to the Company Group as a whole, and (b) there is no Order to which the Company Group is subject or to which any of its properties or assets is bound that is material to the Company Group as a whole.

3.15.Labor Matters

(a)The Company Group (i) is not a party to any collective bargaining agreements, or other agreements with any labor organization or union, works council, or other employee organization (and, to the Knowledge of the Company Group, no such agreement is currently being requested by, or is under discussion by management with, any employee or others) and the Company Group is not currently negotiating, or obligated to negotiate, any such agreement with any union, labor organization, employee or others, or (ii) is not obligated by, or subject to, any order of the National Labor Relations Board or other labor board or administration, or any unfair labor practice decision.

(b)As of the date hereof, the Company Group is not a party or subject to any pending or, to the Knowledge of the Company Group, threatened material labor dispute, controversy or grievance or any material unfair labor practice, charge or proceeding with respect to claims of, or obligations of, any employee or group of employees. The Company Group has not received any written notice that any labor representation request is currently pending or is currently being threatened, nor to the Knowledge of the Company Group, is any organizing activity currently pending or threatened with respect to any employees of the Company Group.

(c)The Company Group is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws and Contracts to which it is a party respecting employment and employment practices, terms and conditions of employment, wages and hours, labor, employment standards, human rights, occupational safety and health, workers’ compensation, mass layoffs, plant closings, hours, collective bargaining, discrimination, pay equity, immigration, and right to work, except where the failure to be in compliance would not, individually or in the aggregate, have a material impact on the Company Group, taken as a whole.

(d)Except as would not reasonably be expected to result in material liability to any member of the Company Group, (i) all individuals who are performing, and for the past three (3) years have performed, services for the Company Group while classified as independent contractors have been properly so classified and (ii) all employees of the Company Group classified as exempt under the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. § 201 et seq., and applicable state wage and hour laws are, and for the past three (3) years have been, properly classified as exempt.

(e)No member of the Company Group has in the past three (3) years received written notice of: (i) any charge, complaint or Litigation pending before any Governmental Authority responsible for the prevention of unlawful employment or unfair labor practices; (ii) an investigation of the members of the Company Group by any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws; or (iii) any Litigation pending or threatened by or on behalf of any employee, independent contractor or consultant of any member of the Company Group, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case, that if adversely determined would reasonably be expected to result in material liability to the members of the Company Group. To the Knowledge of the Company Group, no such charges, complaints or Litigation have been threatened against any member of the Company Group.

(f)To the Knowledge of the Company Group, no employee, independent contractor or consultant of any member of the Company Group is in violation of any employment agreement, nondisclosure agreement or obligation, fiduciary duty, non-competition agreement, restrictive covenant or similar agreement or obligation: (i) to any member of the Company Group, or (ii) to a former employer of any such employee relating (1) to the right of any such employee to be employed by the Company Group or (2) to the disclosure or use of trade secrets or proprietary information.

(g)Within the past three (3) years, no member of the Company Group has effectuated a “plant closing” or “mass layoff” or triggered any notice or liability under the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign Law for which there remain outstanding liabilities.

(h)The Company has made available to Parent an accurate and complete list of all employees of the Company Group as of October 1, 2020 (including those on vacation, taking approved time off or on any other leave of absence or on a disability with the legal or contractual right to return to active employment) and all individual independent contractors providing services to the Company Group, which list includes the following with respect to each such individual, as applicable: (i) the individual’s title or position, (ii) age, (iii) employing or contracting entity, (iv) primary work location, (v) date of hire or anticipated period of engagement, (vi) base compensation or wage rate, (vii) annual target short-term incentive compensation opportunities and other compensatory entitlements, (viii) accrued vacation, (ix) the amount of medical, dental and vision insurance premiums paid by the Company Group per pay period, (x) full-time or part-time status, (xi) employment status (active or inactive and the nature of any inactive individual’s leave), (xii) job classification (exempt or non-exempt), and (xiii) union or non-union status (the “Company Service Provider List”). Other than the individuals included on the Company Service Provider List, no employee or other individual service provider of the Company Group primarily provides services to the Company Group. The services provided by such individuals constitute all of the services reasonably required to conduct and operate the business of the Company Group in the same manner as of the Closing Date, in all material respects, as conducted by the Company Group as of the date hereof.

3.16.Employee Benefits

(a)Schedule 3.16(a) lists all employee benefit plans (as defined in Section 3(3) of ERISA) and all other bonus, stock option, stock purchase, other equity-based arrangement, savings, disability, incentive, deferred compensation, retirement, severance, retention, change in control, salary continuation, vacation, sick leave, or other employee benefit plans, arrangements, agreements, Contracts or programs, maintained, sponsored, or contributed to or required to be contributed to, by the Company Group for the benefit of, or relating to, any current or former employees, independent contractors and directors of the Company Group or under which the Company Group has any liability with respect to any such individual, other than (i) those plans, programs or arrangements that the Company Group is required to maintain or contribute to pursuant to applicable Laws, and (ii) any arrangement that constitutes a Company Group Employment Contract (individually, a “Plan,” collectively, the “Plans”).

(b)With respect to each Plan, to the extent applicable, the Company Group has provided to Parent accurate and complete copies of: (i) all current Plan documents, (ii) all current funding documents in respect of any Plan which is required to be funded and all material administrative arrangement documents, including trust agreements, insurance contracts, custodial agreements and investment manager agreements, (iii) the latest favorable determination or opinion letter received from the Internal Revenue Service (“IRS”) regarding the qualification of each Plan covered by Section 401(a) of the Code, (iv) the most recently filed Form 5500 for each Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and for each Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA), (v) each summary plan description and each summary of material modification regarding the terms and provisions thereof, (vi) the two (2) most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (vii) the most recent written results of all required compliance testing, and (viii) copies of any material correspondence with the IRS, U.S. Department of Labor, or other Governmental Authority. There has been no amendment to, announcement by any member of the Company Group relating to, or change in employee participation or coverage under, any Plan that would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year.

(c)Each Plan and each Company Group Employment Contract (i) has been maintained, operated, and administered in compliance in all material respects with all applicable Laws, Orders, statutes, regulations and rules issued by a Governmental Authority and (ii) has been operated in compliance in all material respects with its terms.  There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Plans that could result in any liability or excise tax under ERISA or the Code being imposed on any member of the Company Group.

(d)Each Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS to the effect that such plan is qualified under Sections 401(a) and 501(a) of the Code, respectively, and, to the Knowledge of the Company Group, nothing has occurred that would reasonably be expected to adversely affect the qualification of such Plan.

(e)The Company Group has not failed to make any minimum required contribution as defined in Section 302 of ERISA and Sections 412 and 430 of the Code or has otherwise failed to comply with the minimum funding standards set forth in such sections with respect to any “pension plan” (within the meaning of Section 3(2) of ERISA) maintained by the Company Group which is subject to Section 302 of ERISA or Section 412 or Sections 430-432 of the Code. No liability under Title IV of ERISA (other than required premium payments) has been incurred by the Company Group (or may be incurred by reason of any transaction described in Section 4069 of ERISA).

(f)No Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA, or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Neither any member of the Company Group nor any ERISA Affiliate has sponsored or contributed to, or been required to contribute to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years that would reasonably be expected to result in any liability to, or obligation of, any member of the Company Group.

(g)No Plan or Company Group Employment Contract provides for post-employment health or welfare benefits except as required by Section 4980B of the Code. Each Plan that is subject to the Affordable Care Act has been established, maintained and administered in compliance with the requirements of the Affordable Care Act, including all notice and coverage requirements, and each member of the Company Group offers minimum essential health coverage, satisfying the affordability and minimum value requirements, to its full time employees (as defined by the Affordable Care Act) sufficient to prevent liability for assessable payments under Section 4980H of the Code.

(h)No Plan or Company Group Employment Contract provides benefits to any individual who is not a current or former employee of a member of the Company Group, or the dependents or other beneficiaries of any such current or former employee. The Company has reserved all rights necessary to amend or terminate each of the Plans without the consent of any other Person.

(i)Each Plan and each Company Group Employment Contract that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code and that is subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required. There is no Contract to which the Company or any of the Acquired Subsidiaries is a party or by which it is bound to compensate any employee for excise Taxes paid pursuant to Section 409A of the Code.

(j)With respect to the Plans and the Company Group Employment Contracts, (i) all contributions, transfers, and premium payments required to be paid with respect to and (ii) all benefits, expenses, and other amounts due and payable under, have been paid, made or accrued prior to the date hereof and all such amounts that are required prior to the Closing Date will have been paid, made or accrued on or before the Closing Date. With respect to any insurance policy providing funding for benefits under any Plan, there is no liability of any member of the Company Group in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof.

(k)As of the date hereof, there is no pending material Litigation by or on behalf of any Plan, any employee or beneficiary covered under any Plan or any Governmental Authority involving any Plan, nor to the Knowledge of the Company Group, has any member of the Company Group received any written notice threatening any such Litigation (in each case other than routine claims for benefits).

(l)Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or in connection with any other event) will: (i) entitle any current or former employee, officer, director or other individual service provider of any member of the Company Group (or dependents of such Persons) to payment, vesting, distribution, or increase in benefits or compensation; (ii) result in any acceleration of vesting or payment of benefits or compensation or otherwise; (iii) trigger any obligation to fund any benefits, compensation, or Plan; or (iv) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section l.280G-l) that could, individually or in combination with any other such payment, as of the Closing, constitute an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).

3.17.Taxes

(a)All income and other material Tax Returns required to be filed by the Company Group have been filed (taking into account extensions of time to file) and such Tax Returns were true and correct in all material respects, and all income and other material Taxes due and owing by the Company Group (whether or not shown on any Tax Return) have been paid.  No member of the Company Group is currently the beneficiary of any extension of time within which to file any Tax Return, other than an automatic extension.  There are no outstanding Liens for unpaid Taxes, other than Permitted Liens, upon any assets of the Company Group.

(b)There is no Tax audit or proceeding pending or, to the Knowledge of the Company Group, threatened with respect to Taxes of the Company Group and the Company Group has not received written notice of any Tax audit that is currently pending. There is no Tax deficiency outstanding, proposed or assessed in writing against any member of the Company Group.

(c)The Company Group has not granted any extension or waiver of the statute of limitations period, or of the time for assessment or collection, applicable to any Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d)The Company Group has or has caused to be withheld, and has paid over or has caused to have been paid over to the appropriate Taxing Authorities, all material Taxes required to be so withheld and timely paid over for all periods under all applicable Law in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, or other party.

(e)To the Knowledge of the Company Group, no nexus inquiry or claim that it is subject to Tax in that jurisdiction has been made by any Taxing Authority in any jurisdiction where the Company Group does not currently file Tax Returns.

(f)No member of the Company Group has liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) by Contract or (iv) otherwise, in each case other than Contracts not relating primarily to Taxes.

(g)No member of the Company Group shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date (i) under Section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of a change in method of accounting for a Pre-Closing Tax Period, (ii) as a result of any intercompany transactions or any excess loss account described in U.S. Treasury Regulation Section 1.1502-19 (or any similar provision of state, local or foreign Law), (iii) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing, (iv) as a result of any election under Section 108(i) of the Code or Section 965(h) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing, (v) as a result of any prepaid amount received or accrued prior to the Closing, or (vi) as a result of any debt instrument held prior to the Closing that was subject to the rules set forth in Section 1276 of the Code (or any similar provision of state, local or foreign Law).

(h)The Company Group has not engaged in any “reportable transaction,” as described in Treasury Regulation Section 1.6011-4(b)(1).

(i)In the last two (2) years, the Company Group has not distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(j)No written ruling from any Taxing Authority or closing agreement has been received or entered into by any member of the Company Group.

(k)No member of the Company Group has (or has had within the last five (5) years) a permanent establishment (within the meaning of any applicable Tax treaty) in a country other than the country in which such member is organized.

(l)No member of the Company Group (other than HydroAir International ApS) is, or has owned any equity interest in any entity that is, a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(m)The Company Group is not liable under any unclaimed property, escheat or similar Law.

(n)There is no outstanding power of attorney authorizing anyone to act on behalf of any member of the Company Group in connection with any Tax, Tax Return or Litigation with respect to Taxes.

(o)All Contracts, arrangements and transactions among the members of the Company Group and their respective Subsidiaries have been conducted (i) in accordance with applicable Law with respect to transfer pricing in all material respects and (ii) on an arms’ length basis. Each member of the Company Group and its Subsidiaries have complied in all material respects with all transfer pricing disclosure, reporting and other similar requirements under Section 482 of the Code (or any corresponding provision of state, local or foreign Law).

(p)The Company Group has complied with all applicable Laws relating to sales, use, goods and services or other similar Taxes, and all sales, use, goods and services, or other similar Taxes that are required to be collected and remitted by the Company Group have been collected and remitted, or will be remitted to the appropriate Taxing Authority within the prescribed time periods.

3.18.Sufficiency of Assets; Condition of Tangible Property

(a)After giving effect to the Reorganization Transactions, the properties, assets, and rights of the Company Group will constitute all of the properties, assets, and rights used, and all such properties, assets, and rights as are necessary and sufficient, in the conduct of business of the Company Group immediately after the Closing in substantially the same manner as currently conducted. The Company Group has good, valid, transferable and marketable title to, or valid leasehold interests in or license rights to, all of its tangible properties and assets shown on the Unaudited Balance Sheet (except for immaterial assets disposed of by the Company Group in the Ordinary Course since the Balance Sheet Date), in each case free and clear of all Liens, other than Permitted Liens.

(b)The machinery, equipment and other tangible personal property owned or leased by the Company Group is in good working order and condition, except for ordinary wear and tear.

3.19.Insurance

Schedule 3.19 sets forth an accurate and complete list of all material fire, liability, workers’ compensation, property, casualty and other insurance policies maintained by, or for the benefit of, the Company Group as of the date hereof. Accurate and complete copies of such insurance policies (or, to the extent such policies are not available, policy binders) have been made available to Parent.  All such insurance policies are in full force and effect, and no member of the Company Group is in material default with respect to its obligations under any of such insurance policies. In the past three (3) years, no member of the Company Group has received any written notice from any insurer under any such insurance policies canceling or materially and adversely amending any such policy or denying renewal of coverage thereunder, and all premiums on such insurance policies due and payable to date have been timely paid in full and there has been no lapse in coverage under such policies or failure of payment that will cause coverage to lapse during any period in the three (3) year period prior to the date hereof. The Company Group has not reached or exceeded its policy limits for any insurance policy in effect at any time during the past three (3) years. As of the date of this Agreement, during the three (3) years prior to the date of this Agreement, no insurer has put any member of the Company Group on notice that coverage will be denied with respect to any claim submitted to such insurer by such member of the Company Group.

3.20.Customers and Vendors

(a)Schedule 3.20(a) sets forth an accurate and complete list of the ten (10) largest customers (the “Material Customers”) of the Company Group (measured by revenue) and the ten (10) largest vendors (the “Material Vendors”) of the Company Group (measured by aggregate spend), in each case for the twelve (12) months ended December 31, 2019 and showing the total dollar amount paid or received, as applicable, from each Material Customer and Material Vendor during such period.

(b)Since the Balance Sheet Date, (i) no member of the Company Group has received any written notice that (1) any Material Customer or Material Vendor plans to terminate or suspend its relationship with or materially decrease the amount of business done with the Company Group, (2) to the Knowledge of the Company Group, any Material Customer has requested a material decrease in the prices paid to any member of the Company Group, other than in the Ordinary Course or pursuant to the terms of the underlying Contract, or (3) to the Knowledge of the Company Group, any Material Vendor has requested a material increase in the prices charged to any member of the Company Group, other than in the Ordinary Course or pursuant to the terms of the underlying Contract, and (ii) no Material Customer or Material Vendor has terminated or suspended its relationship or materially decreased the amount of business done with any member of the Company Group.

3.21.Bank Accounts; Receivables

(a)As of the date of this Agreement, Schedule 3.21(a) provides an accurate and complete list of all accounts maintained by or for the benefit of the

Company Group at any bank or other financial institution including the name of the bank or financial institution and the account number.

(b)All accounts receivable of the Company Group are valid and existing and represent monies due for goods sold and delivered or services rendered in each case in the Ordinary Course and except for reserves for doubtful accounts.

3.22.No Brokers

Except for Houlihan Lokey Capital, Inc., the Company Group has not employed or incurred, and none of Parent, its Affiliates and any member of the Company Group will have following the Closing, any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the Ancillary Documents or the Contemplated Transactions.

3.23.Agreements with Company Group Related Person

No member of the Company Group is indebted to, or a party to any Contract with, (a) any present or former director, officer or manager of any member of the Company Group, (b) any Retained Subsidiary (other than in connection with the Reorganization Transactions), or (c) to the Knowledge of the Company Group, any Company Group Related Person, other than the Company Group Employment Contracts, subscription or similar agreements for Common Stock under which the Company Group has no remaining obligations, or for compensation for services rendered, reimbursable business expenses or benefits under the Plans. No member of the Company Group, directly or indirectly, purchased, leased or otherwise acquired any material asset or property or obtained any material services, or sold, leased or otherwise disposed of any material asset or property or furnished any material services, from or to any present or former director, officer or manager of any member of the Company Group or any Affiliate of the Company Group or, to the Knowledge of the Company Group, any Company Group Related Person (other than transactions entered into on an arm’s-length basis in the Ordinary Course).

3.24.Disclaimer

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY IN THIS ARTICLE III AND THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY GROUP PARTIES HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATION OR WARRANTY. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III AND THE ANCILLARY DOCUMENTS, NO REPRESENTATION OR WARRANTY HAS BEEN MADE OR IS BEING MADE, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, BY ANY COMPANY GROUP PARTY TO PARENT, MERGER SUB, OR ANY OTHER PERSON (A) IN RESPECT OF THE COMPANY GROUP OR ANY OF THEIR ASSETS, LIABILITIES OR OPERATIONS, INCLUDING AS TO MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY TANGIBLE ASSETS OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT (OR ANY OTHER REPRESENTATION OR WARRANTY REFERRED TO IN SECTION 2-312 OF THE UNIFORM COMMERCIAL CODE OF ANY APPLICABLE JURISDICTION), (B) WITH RESPECT TO ANY PROJECTIONS, FORECASTS, BUSINESS PLANS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE

AVAILABLE TO PARENT, MERGER SUB, OR ANY OTHER PERSON, OR (C) WITH RESPECT TO ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE AT ANY TIME TO PARENT, MERGER SUB, OR ANY OTHER PERSON, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV
Representations and Warranties of Topco

Topco represents and warrants to Parent and Merger Sub as follows:

4.1.Organization and Power

Topco is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware and has full power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Topco has all power and authority necessary to own or lease and to operate its properties and assets and to carry on its business as currently conducted, except where the failure to hold such power and authority would not, individually or in the aggregate, have a Topco Material Adverse Effect.

4.2.Authorization and Enforceability

The execution and delivery of this Agreement and the Ancillary Documents to which Topco is a party and the performance by Topco of the Contemplated Transactions that are required to be performed by Topco under this Agreement have been or will be duly authorized by Topco, and no other corporate proceedings or other corporate actions on the part of Topco are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which Topco is a party or the consummation of the Contemplated Transactions that are required to be performed by Topco under this Agreement. This Agreement has been, and each of the Ancillary Documents to be executed and delivered at the Closing by Topco will be at or prior to the Closing, duly authorized, executed and delivered by Topco, and assuming that this Agreement and the Ancillary Documents to which Topco is a party are valid and legally binding obligations of the other parties hereto and thereto, this Agreement constitutes, and the Ancillary Documents to which Topco is a party will constitute at or prior to the Closing, a valid and legally binding agreement of Topco, enforceable against Topco in accordance with its terms, subject to the Remedy Exception.

4.3.Capitalization of Topco

As of the date of this Agreement, the authorized capital stock of Topco consists of two hundred (200) shares, consisting of (i) one hundred (100) shares of Class A Topco Stock, of which, as of the date hereof, one hundred (100) shares are issued and outstanding and (ii) one hundred (100) shares of Class B Topco Stock, of which, as of the date hereof, zero (0) shares are issued and outstanding. All outstanding shares of Topco Stock are duly authorized, have been validly issued and are fully paid and non-assessable and were issued in compliance with applicable securities Laws or exemptions therefrom and all requirements set forth in the organizational documents of Topco.

4.4.No Violation

Except for any violation, conflict, breach or default resulting from Parent or the Merger Sub being party to this Agreement or the Ancillary Documents, the execution and delivery by Topco of this Agreement and the Ancillary Documents to which Topco is or will be a party, the consummation of the Contemplated Transactions by Topco and compliance with the terms of this Agreement and the Ancillary Documents to which Topco is or will be a party do not (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Topco, or (b) assuming that all consents, approvals and authorizations contemplated by Section 3.5 have been obtained and all filings described therein have been made, conflict with or violate in any material respect any Law or Order applicable to Topco or by which its properties are bound.

4.5.No Brokers

Topco has not employed or incurred, and none of Parent, its Affiliates and any member of the Company Group will have following the Closing, any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the Ancillary Documents or the Contemplated Transactions.

4.6.Disclaimer

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE REPRESENTATIONS OF TOPCO IN THIS ARTICLE IV AND THE ANCILLARY DOCUMENTS, NONE OF TOPCO, ITS SUBSIDIARIES, OR ITS AFFILIATES HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATION OR WARRANTY.

ARTICLE V
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

5.1.Organization and Power

Parent is a corporation, duly formed, validly existing and in good standing under the Laws of the State of Florida and has full power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Merger Sub is a corporation, duly formed, validly existing and in good standing under the Laws of the State of Delaware and has full power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent free and clear of any Liens.

5.2.Authorization and Enforceability

The execution and delivery of this Agreement and the Ancillary Documents to which Parent or Merger Sub is a party and the performance by Parent and Merger Sub of the Contemplated Transactions have been duly authorized by Parent and Merger Sub, as applicable, and no other corporate proceedings or other corporate actions on the part of Parent or Merger Sub (including any stockholder vote or approval) are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which Parent or Merger Sub are a party or the consummation of the Contemplated Transactions. This Agreement is, and each of the Ancillary Documents to be executed and delivered at the Closing by Parent or Merger Sub will be at the Closing, duly authorized, executed and delivered by Parent and/or Merger Sub, as applicable, and constitute, or as of the Closing Date will constitute, valid and legally binding agreements of Parent and/or Merger Sub, as applicable, enforceable in accordance with their terms, subject to the Remedy Exception. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and authorized and approved the Merger in accordance with the applicable provisions of Merger Sub’s certificate of incorporation and the DGCL.

5.3.No Violation

The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Documents to which Parent or Merger Sub is a party, the consummation of the Contemplated Transactions and compliance with the terms of this Agreement and the Ancillary Documents to which Parent or Merger Sub is a party will not (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, or (b) assuming that all consents, approvals and authorizations contemplated by Section 5.4 have been obtained and all filings described therein have been made, conflict with or violate in any material respect any Law applicable to Parent or Merger Sub or by which their respective properties are bound. Neither Parent or Merger Sub nor their respective Affiliates are subject to any Contract that would materially impair or delay Parent’s or Merger Sub’s ability to consummate the Contemplated Transactions.

5.4.Governmental Authorizations and Consents

No Governmental Consents are required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance, validity and enforceability of this Agreement or any Ancillary Documents to which it is, or is to be, a party, or the consummation by Parent or Merger Sub of the Contemplated Transactions, except for such filings as may be required under the HSR Act or any other applicable Antitrust Laws and such Governmental Consents which, if not made or obtained, as the case may be, would not have a Parent Material Adverse Effect.

5.5.Litigation

As of the date hereof, there is no Litigation pending or, to the knowledge of Parent or Merger Sub, threatened against or involving Parent or Merger Sub which questions the validity of this Agreement or any of the Ancillary Documents to which it is a party or seeks to prohibit, enjoin or otherwise challenge Parent’s or Merger Sub’s ability to consummate the Contemplated Transactions or would, or would reasonably be expected to, result in a Parent Material Adverse Effect. As of the date hereof, there is no Order to which Parent or Merger Sub is subject that would have a Parent Material Adverse Effect.

5.6.Sufficiency of Funds

As of the execution of this Agreement, Parent and Merger Sub have, and as of the Closing, Parent and Merger Sub will have, access to sufficient and unrestricted cash on hand or otherwise readily available to pay all obligations of Parent and Merger Sub hereunder, including the Aggregate Closing Merger Cash Consideration, and all of the out-of-pocket costs, fees and expenses of Parent and Merger Sub arising from the consummation of the Contemplated Transactions, including the Merger. In no event shall the receipt by, or the availability of any funds or financing to Parent or any of its Affiliates or any other financing be a condition to Parent’s or Merger Sub’s obligation to consummate the Contemplated Transactions.

5.7.Investment Purpose

Parent is acquiring the Company Group solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities Laws. Parent agrees that no Equity Securities of the Company may be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. Parent is able to bear the economic risk of holding its investment in the Company for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.8.Solvency

No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company Group. At and immediately after the Closing, and assuming the accuracy of the representations and warranties in ARTICLE III and that the Company complied in all material respects with the covenants contained in Section 6.1, immediately after giving effect to the Contemplated Transactions including the payment of the Final Aggregate Closing Merger Cash Consideration, the Company Group (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liabilities on its debts as they become absolute and matured); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities).

5.9.No Brokers

  None of Parent, Merger Sub nor or any of their respective Affiliates has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the Ancillary Documents or the Contemplated Transactions.

5.10.Operations of Merger Sub

Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with, or as contemplated by, this Agreement.

5.11.No Inducement or Reliance; Independent Assessment

(a)Parent and Merger Sub have not been induced by and have not relied upon any representations, warranties, statements, or other information whether express or implied, made or provided by the Company Group Parties or any other Person, except for the representations and warranties of the Company expressly set forth in ARTICLE III and the Ancillary Documents and the representations and warranties of Topco expressly set forth in ARTICLE IV and the Ancillary Documents, whether or not any such representations, warranties, statements, or other information were made in writing or orally. Parent and Merger Sub represent and warrant that no Company Group Party or any other Person has made any representation or warranty, express or implied, oral or written, including any implied warranty of merchantability or of fitness for a particular purpose, as to the accuracy or completeness of any information regarding the Company Group or the Contemplated Transactions except for the representations and warranties expressly given by the Company in ARTICLE III and the Ancillary Documents and the representations and warranties given by Topco in ARTICLE IV and the Ancillary Documents, and absent fraud, none of the Company Group Parties will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or their Representatives, or the use by Parent, Merger Sub or their Representatives, of any information, including publications, any confidential information memorandum or data room information provided to Parent, Merger Sub or their Representatives, or any other document or information in any form provided to Parent, Merger Sub or their Representatives in connection with the Contemplated Transactions. Parent and

Merger Sub acknowledge that they have inspected and conducted, to their satisfaction, their own independent investigation of the Company Group and their financial conditions, results of operations, assets, liabilities and properties and, in entering in this Agreement and making the determination to proceed with the Contemplated Transactions, Parent and Merger Sub have relied on the results of their own independent investigation and analysis.

(b)Except for the representations and warranties of the Company expressly set forth in ARTICLE III and the Ancillary Documents and the representations and warranties of Topco set forth in ARTICLE IV and the Ancillary Documents, Parent and Merger Sub acknowledge that none of the Company Group Parties makes, will make or has made any representation or warranty, express or implied, including as to the prospects of the Company Group, the Retained Subsidiaries or their respective businesses or their profitability for Parent or Merger Sub or any other Person, or with respect to any forecasts, projections or business plans made available to Parent and Merger Sub (or their respective Affiliates or Representatives) in connection with Parent’s and Merger Sub’s review of the Company Group and if applicable, of the Retained Subsidiaries. PARENT AND MERGER SUB HEREBY ACKNOWLEDGE AND AGREE THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN ARTICLE III AND THE ANCILLARY DOCUMENTS, PARENT AND MERGER SUB ARE ACQUIRING THE COMPANY GROUP ON AN “AS IS, WHERE IS” BASIS.

ARTICLE VI
Covenants

6.1.Conduct of the Company Group

(a)Except (i) to the extent required by applicable Law or any Governmental Authority, (ii) as otherwise required by this Agreement (including in connection with the Reorganization Transactions), (iii) as set forth in Schedule 6.1(a), (iv) for any COVID Action, or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof until the earlier of the Closing Date and the date this Agreement is terminated pursuant to ARTICLE IX, (A) the Company shall, and shall cause the Acquired Subsidiaries to, use their respective commercially reasonable efforts to conduct their respective businesses and operations in the Ordinary Course, (B) the Company shall, and shall cause the Acquired Subsidiaries to, use their commercially reasonable efforts to maintain and preserve intact the current business organization of the Company Group and preserve the goodwill, relationships and commercial arrangements with the Company Group’s employees, customers and suppliers, and (C) the Company will not, and will cause the Acquired Subsidiaries not to:

(i)modify or amend its organizational documents;

(ii)issue, sell, transfer, pledge, dispose of, or encumber any Equity Securities of the Company Group, except issuances among the Company Group or in connection with the exercise of Options outstanding on the date hereof;

(iii)repurchase or redeem or acquire any Equity Securities of the Company Group;

(iv)declare, set aside, pay or make any non-cash dividend or distribution with respect to any Equity Securities of the Company Group;

(v)split, combine, subdivide or reclassify any Equity Securities of the Company Group;

(vi)(A) amend, modify or terminate (partially or completely), or waive any material breach of or right under, any Material Contract (other than a termination in accordance with the terms of a Material Contract), or (B) enter into any Contract that if in effect on the date of this Agreement would be a Material Contract;

(vii)acquire (A) by merging or consolidating with, or by purchasing any Equity Security in or material portion of the assets of, any Person or other business organization or division thereof, other than the acquisition of assets in the Ordinary Course; or (B) any material asset or real property or interest therein;

(viii)divest, sell or otherwise dispose of, or encumber any material asset of the Company Group taken as a whole, (including Equity Securities of the Company Group), other than (A) in the Ordinary Course or (B) with respect to obsolete assets or assets with de minimis or no book value;

(ix)file a petition in bankruptcy or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any member of the Company Group;

(x)except (A) to the extent required by Law, (B) for amendments to any Plan, that is a group health plan within the meaning of Section 5000(b)(1) of the Code, which are made in connection with the Company Group’s annual review of any such plan and which do not, in the aggregate, substantially increase the cost attributable to the benefits offered under all health plans in the aggregate or (C) as expressly contemplated by this Agreement or the terms of any Plan, either (1) enter into, adopt, amend, or terminate any Plan (or arrangement that would have been a Plan had it been in existence on the date hereof); (2) enter into, adopt, amend or terminate any Company Group Employment Contract that provides for a base salary or severance amount, as applicable, of more than $200,000; (3) increase the benefits of any employee of any member of the Company Group or the compensation of any employee of any member of the Company Group with annual compensation of more than $100,000; (4) promote, hire or terminate (other than for cause) any employee, officer, director, agent, or other similar representative of any member of the Company Group, except for the promotion, hiring, or termination of any Company Group Employee with annual compensation of less than $150,000 in the Ordinary Course (it being understood and agreed, for the avoidance of doubt, that Parent’s consent shall not be required to terminate any employee of any member of the Company Group for cause); (5) negotiate, enter into, materially amend or terminate any collective bargaining agreement; or (6) recognize or certify a labor organization as the bargaining representative for any employees;

(xi)implement or announce any location closing or material employee layoff;

(xii)sell, license, covenant not to sue under, abandon, assign, transfer, disclose, encumber or otherwise grant any rights under any of the Purchased Intellectual Property to any Person, other than (i) pursuant to an Incidental IP Agreement entered into in the Ordinary Course, (ii) disclosures made in the Ordinary Course to Persons subject to confidentiality obligations with respect thereto that are consistent with such terms generally used in the industry in which the Company Group operates and (iii) the abandonment of immaterial Purchased Intellectual Property in the Ordinary Course;

(xiii)(A) make, change or rescind any material Tax election, (B) enter into a closing agreement as described in Section 7121 of the Code (or any provision of any foreign, state or local Tax Law having similar effect), (C) waive or extend any statute of limitations period in respect of Taxes, (D) except as required by applicable Law or GAAP, adopt or make any material change in any method of accounting or accounting practice or policy, (E) change any annual Tax accounting period, (F) file any amended Tax Return or prepare or file any Tax Returns in a manner that is inconsistent with the past practices of the members of the Company Group with respect to the treatment of items on such Tax Returns, (G) settle or compromise or agree to compromise any Litigation relating to Taxes or (H) take any affirmative action to surrender or reduce any Tax attribute or surrender any claim for Tax refund or offset;

(xiv)incur any indebtedness for borrowed money or make any loans or advances to any other Person except, in any case, for borrowings under the Credit Agreement or the Letters of Credit;

(xv)settle or compromise any material Litigation, or waive, release or assign any material claims;

(xvi)change its fiscal year; or

(xvii)authorize, agree, resolve or consent to any of the foregoing.

(b)Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the operations of the Company Group prior to the Closing. Prior to the Closing, the Company Group shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

(c)Nothing contained in this Agreement shall prohibit any member of the Company Group from (i) repaying Indebtedness or (ii) declaring, setting aside or paying any cash dividends on, or making any other cash distributions in respect of, any outstanding Equity Securities, prior to the Closing.

6.2.Access Prior to the Closing

Confidentiality  During the period from the date hereof until the earlier of the Closing Date and the date this Agreement is terminated pursuant to ARTICLE IX, the Company shall provide Parent and Merger Sub and their Representatives reasonable access during regular business hours and upon reasonable notice to all offices, facilities, books and records (financial and otherwise) of the Company Group as Parent and Merger Sub may reasonably request; provided that (a) Parent, Merger Sub and their Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company Group; (b) Parent and Merger Sub and their Representatives shall take such action as is deemed necessary in the reasonable judgment of the Company Group to schedule such access and visits through a designated officer of the party providing access and in such a way as to avoid disrupting in any material respect the normal business of the party providing access, (c) the Company Group shall not be required to take any action which would, in the reasonable judgment of the Company, constitute a waiver of the attorney-client or other privilege or would compromise any confidential information, (d) the Company Group need not supply Parent, Merger Sub, or their respective Representatives with any information which, in the reasonable judgment of the Company, the Company Group or any of its Affiliates is under a contractual or legal obligation not to supply, and (e) in no event shall Parent or Merger Sub or any of their representatives be permitted to conduct any sampling of any environmental media, including soil, sediment, groundwater, surface water, indoor or outdoor air or building material without the Company’s prior written consent. For the avoidance of doubt, any information provided or made available in connection with this Agreement, the Ancillary Documents and the Contemplated Transactions shall be deemed to be, and treated as, “Evaluation Material” in accordance with the terms and subject to the conditions of the Confidentiality Agreement. Prior to the Closing Date, Parent and Merger Sub shall not (and shall cause their Representatives and Affiliates not to) use any information obtained pursuant to this Section 6.2 for any purpose unrelated to the Contemplated Transactions. Parent and Merger Sub each hereby agrees that from the date hereof until the Closing Date or the earlier termination of the Agreement pursuant to ARTICLE IX, it is not authorized to, and shall not (and shall not permit any of its Representatives or Affiliates to) contact and communicate with the employees, customers, providers, service providers, landlords, and suppliers of the Company Group without the prior consultation with and written approval of the Company or the Equityholder Representative; provided, however, that the foregoing restriction shall not prohibit any contacts by Parent or Parent’s Representatives or Affiliates with the customers, providers, service providers, landlords, and suppliers of the Company Group in the Ordinary Course unrelated to the Contemplated Transactions.

6.3.Efforts; Regulatory Filings

(a)Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, and shall cause their Affiliates to take, or cause to be taken, all actions, and to do, or cause to be done, and to cause their Affiliates to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, as soon as practicable, the Contemplated Transactions, including (i) the obtaining of all Governmental Consents and the making of all filings, registrations, or declarations, specified in Section 3.5 and Section 5.4 and the taking of all necessary steps to obtain such Governmental Consents and to make such registrations, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Litigations, whether judicial or administrative, challenging this Agreement or the consummation of the Contemplated Transactions, including, seeking to have any stay, temporary restraining order or other injunctive relief or order which may be entered by any Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Contemplated Transactions and to fully carry out the purposes of this Agreement. Without limiting the foregoing, Parent shall not, and shall cause its Subsidiaries and Affiliates not to, and the Company shall not and shall cause its Subsidiaries not to, take or agree to take any action that would reasonably be expected to result in any of the conditions set forth in ARTICLE VII not being satisfied or to impair, prevent or materially delay the consummation of the Contemplated Transactions.

(b)In furtherance and not in limitation of Section 6.3(a), each of Parent and, where applicable, the Company undertakes and agrees to make or cause to be made the registrations, declarations and filings required of such Party under the HSR Act (in no event later than ten (10) Business Days from the execution of this Agreement) (the “Antitrust Filings”) with respect to the Contemplated Transactions as promptly as reasonably practicable after the date of this Agreement, and Parent and the Company shall request early termination of any applicable waiting period under the HSR Act. Each of Parent and the Company shall (A) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any Antitrust Filing, application or other filing to be made by the other Party pursuant to any applicable Antitrust Law in connection with the Contemplated Transactions, (B) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any state attorney general or other Governmental Authority in connection with such Antitrust Filings, registrations, declarations and filings or with respect to the Contemplated Transactions, and (C) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the Contemplated Transactions, except with the prior written consent of the other Parties hereto (which consent shall not be unreasonably withheld or delayed). In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates to, take any and all steps reasonably necessary to (i) resolve, avoid, or eliminate any impediment or objection, if any, under any Antitrust Law that may be asserted by the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority with respect to the Contemplated Transactions, and (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any Order that would prevent, prohibit, restrict or delay the consummation of the Contemplated Transactions, so to enable the Parties to close the Contemplated Transactions expeditiously (but in no event after the Termination Date); provided that nothing in this Agreement will require Parent or Merger Sub, or any of their respective Affiliates to offer, accept or agree, or commit to agree, to a Divestiture Condition; provided, further the Company Group shall not, without Parent’s prior written consent, offer, accept or agree, or commit to agree, to any Divestiture Condition.  Parent and the Company shall share equally any filing fees required under Antitrust Laws, including the HSR Act.

(c)Each Party shall (i) promptly notify the other Parties of any material communication or any Divestiture Request to that Party from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority in respect of any Antitrust Filing, investigation, inquiry, presentations, analyses, appearances, memoranda, briefs, arguments, opinions, proposals or other proceeding relating to the Contemplated Transactions and, subject to applicable Law, discuss with and permit the other Party (and its counsel) to review in advance, and consider in good faith the other Party’s reasonable comments in connection with any proposed written communication to any of the foregoing; (ii) not participate or agree to participate in any substantive meeting, telephone call, or discussion with any Governmental Authority in respect of any Antitrust Filing, investigation or inquiry concerning this Agreement or the Contemplated Transactions unless it consults in good faith with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party reasonable advance notice and the opportunity to attend and participate thereat; (iii) subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Contemplated Transactions; and (iv) act in good faith and reasonably cooperate with the other Party in connection with any Antitrust Filings, registrations, declarations and filings concerning this Agreement or the Contemplated Transactions and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act or any other Antitrust Law with respect to any such Antitrust Filing registration, declaration and filing or the Contemplated Transactions; provided, that each Party may, as each deems advisable and necessary, reasonably designate competitively sensitive material provided under this Section 6.3 as “outside counsel only material” and may redact materials to remove references concerning the valuation of the Company or to address privilege or confidentiality or business secrets concerns.

(d)Parent shall not, and shall cause its Subsidiaries and Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, Orders, declarations or approvals of any Governmental Authority necessary to consummate the Contemplated Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Contemplated Transactions, or (iii) delay the consummation of the Contemplated Transactions.

6.4.Employee Matters

(a)For a period of at least one (1) year following the Closing Date, each individual who is employed by any member of the Company Group as of immediately prior to the Closing and for the avoidance of doubt, following the consummation of the Reorganization Transactions (the “Company Group Employees”), shall be entitled to receive from the Surviving Corporation or its applicable Subsidiaries or Affiliates at least the same salary and wages and cash incentive compensation opportunities that were provided to them immediately prior to the Closing.

(b)For a period of at least one (1) year following the Closing Date, each Company Group Employee shall receive employee benefits (including severance, retirement, welfare and fringe benefits, but excluding any benefits under a retiree medical plan, deferred compensation plan, retention or change in control plan and equity compensation), that at least are substantially comparable, in the aggregate, to the employee benefits (including severance, retirement, welfare and fringe benefits, but excluding any benefits under a retiree medical plan, deferred compensation plan, retention or change in control plan and equity compensation) that such individual was provided immediately prior to the Closing.

(c)For purposes of participation of a Company Group Employee in a benefit plan of Parent or its Subsidiaries (including the Surviving Corporation) (a “Parent Benefit Plan”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide that each Company Group Employee shall be credited with all years of service for which such Company Group Employee was credited before the Closing Date under any comparable Plan, except to the extent such credit would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide that: (i) each Company Group Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent that coverage under such Parent Benefit Plans replaces coverage under comparable Plans in which such Company Group Employee participated; (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Group Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Plan be waived for such Company Group Employee and his or her covered dependents, and (iii) any eligible expenses incurred by such Company Group Employee and his or her covered dependents during the portion of the plan year of the Plan ending on the date such Company Group Employee’s participation in the corresponding Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Group Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

(d)Parent shall, or shall cause one of its Subsidiaries or Affiliates (including the Surviving Corporation) to (i) credit each of the Company Group Employees with an amount of paid vacation and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Company Group Employee has accrued but not yet used or cashed out as of the Closing Date under the Company Group’s vacation and sick leave policies as in effect immediately prior to the Closing Date, and (ii) allow each of the Company Group Employees to use such accrued vacation and sick leave days at such times as each would have been allowed under the Company Group’s vacation and sick leave policies as in effect immediately prior to the Closing Date.

(e)Parent or the Surviving Corporation shall be solely responsible for any notices required to be given under, and to otherwise comply with, the Workers Adjustment and Retraining Notification Act or similar Laws or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) resulting from Parent’s or the Surviving Corporation’s actions, or the actions of any of their applicable Subsidiaries or Affiliates, in each case, with respect to the layoff or termination of employment of any Company Group Employees on or after the Closing Date.

(f)Prior to the Closing Date, the Company Group shall use reasonable best efforts to solicit the requisite approval of the Company Group’s direct or indirect stockholders entitled to vote to the extent required by and in the manner prescribed under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, of the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive or retain any payments that could, in the absence of such approval, constitute “excess parachute payments” (as defined in Section 280G(b)(1) of the Code), including any payments or other benefits to be provided under any agreement or arrangements established by Parent that are intended to become effective on or after Closing, provided Parent has notified the Company Group or the Company Group is otherwise aware, of any such agreement or arrangement prior to the vote described in this Section 6.4(f). Prior to seeking such approval, the Company shall use reasonable best efforts to seek and obtain waivers from the intended recipients of such payments such that unless such payments are approved to the extent required by and in the manner prescribed under 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the Company Group shall not be required to make such payments. The Company Group shall provide Parent with drafts of all such solicitation and disclosure materials and consents, along with the Company Group’s Section 280G calculations and analysis (including any reasonably requested backup data for the same) (collectively, the “280G Documents”) for review and comment at least two (2) Business Days prior to delivery to stockholders or disqualified individuals, as applicable (such review and comment not to be unreasonably withheld, conditioned or delayed). The Company agrees to incorporate all reasonable comments timely provided by Parent on the 280G Documents.  Prior to the Closing, the Company Group shall deliver to Parent reasonably satisfactory evidence that a vote of the Company Group’s stockholders was solicited in accordance with the foregoing provisions of this Section 6.4(f) and whether or not the requisite number of stockholder votes consenting to such benefits and payments was obtained with respect to such benefits and payments.

(g)Nothing set forth in this Section 6.4 shall (i) confer any rights or remedies upon any employee or former employee of any member of the Company Group (including, but not limited to, the Company Group Employees), or any other Person other than the Parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any Plans, or other benefit program, agreement or arrangement, (iii) alter or limit Parent’s or the Surviving Corporation’s or any of its Subsidiaries’ ability to amend, modify or terminate any specific benefit Plans, program, agreement or arrangement at any time, or (iv) obligate Parent or the Surviving Corporation (or any of their applicable Subsidiaries or Affiliates) to continue to employ any Company Group Employee for any specific period of time following the Closing Date, subject to applicable Law.

6.5.Indemnification of Directors and Officers

(a)From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to continue to fulfill and honor in all respects the exculpation, indemnification and advancement of expenses obligations of the Company Group to its directors, officers, managers, employees, agents and other persons pursuant to any indemnification provisions under the certificate of incorporation, bylaws and similar organizational documents of the Company Group as in effect on the date of this Agreement (such Persons entitled to be indemnified pursuant to such provisions and all other current and former directors, managers and officers of the Company Group, collectively, the “D&O Indemnified Parties”). From and after the Effective Time through the sixth (6th) anniversary of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to maintain the provisions with respect to indemnification, advancement of expenses and exculpation from liability as set forth in the certificate of incorporation, bylaws and similar organizational documents of the Company Group as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified during such period in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party.

(b)At or prior to the Closing, the Company shall purchase (at its sole expense) a prepaid directors’ and officers’ liability insurance or a tail insurance policy covering those persons who are covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance policy presently maintained by the Company and its Subsidiaries; provided, that in no event shall the Company be required to expend in any one (1) year an amount in excess of 300% of the annual premium currently paid by the Company Group for such insurance.

(c)In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation or the transferee of such properties and assets shall expressly assume and be responsible for all of the obligations thereof as set forth in this Section 6.5.

(d)This Section 6.5 shall survive the Closing, is intended to benefit and may be enforced by the D&O Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

(e)The Parties hereby acknowledge that certain of the D&O Indemnified Parties (the “AEA D&O Parties”) have certain rights to indemnification, advancement of expenses and/or insurance provided by the AEA Group. Parent, Merger Sub and the Company (on its behalf and on behalf of the Company Group) hereby agree that (i) after the Effective Time each of the Surviving Corporation and Parent is the indemnitor of first resort (i.e., its obligations to the AEA D&O Parties are primary and any obligation of the AEA Group to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the AEA D&O Parties is secondary), (ii) after the Effective Time the Surviving Corporation and Parent shall be required to advance the full amount of expenses incurred by the AEA D&O Parties and shall be liable for the full amount of all losses to the extent legally permitted and as required by the terms of this Section 6.5, without regard to any rights the AEA D&O Parties may have against the AEA Group, and (iii) each of the Company (on its behalf and on behalf of the Company Group), Parent and Merger Sub irrevocably waives, relinquishes and releases the AEA Group from any and all claims against the AEA Group for contribution, subrogation or any other recovery of any kind in respect thereof.

6.6.Public Announcements

(a)The initial press release regarding this Agreement and the Contemplated Transactions shall be made at such time and in such form as Parent, the Company and the Equityholder Representative agree; provided that in the event that such Parties cannot agree, either party shall be permitted to make any disclosure required by Law or stock exchange rules or regulations. None of Parent, Merger Sub, the Equityholder Representative, or the Company (or any of their respective Affiliates) will issue or make any subsequent press release or public statement with respect to this Agreement or the Contemplated Transactions without the prior consent of the other parties, except as may be required by Law; provided, that the party proposing to issue any press release or similar public announcement or communication in compliance with any such disclosure obligations shall use commercially reasonable efforts to consult in good faith with the other party before doing so. Notwithstanding this Section 6.6(a), no such limitations will apply to the Equityholder Representative and its Affiliates with respect to any communications with their limited partners or prospective investors or prevent the AEA Group, the Equityholder Representative and their Affiliates from disclosing information about the Contemplated Transaction (other than valuation information) on their websites in the Ordinary Course.

(b)Each of the Equityholder Representative, Parent and the Surviving Corporation agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or stock exchange rules or regulations and only to the extent so required. In the event that such disclosure, availability or filing is required by applicable Law or stock exchange rules or regulations, each of the Equityholder Representative, Parent and the Surviving Corporation (as applicable) agrees to use its commercially reasonable efforts to obtain “confidential treatment” of this Agreement with the applicable Governmental Authority and to redact such terms of this Agreement as any party to this Agreement shall reasonably request.

6.7.Use of Company Name

The Company hereby consents as of the Closing Date, to the AEA Group’s use of “BALBOA WATER GROUP, LLC,” “SPA & BATH HOLDINGS, INC.,” “HYDROAIR INTERNATIONAL APS” and the other names and related marks and logos of the Company Group (collectively, the “Company Name”) on the AEA Group’s printed materials and website and in other forms and media (now existing and hereafter developed) for the sole purpose of describing the prior ownership of, or the AEA Group’s former interest in, the Company Group. For the avoidance of doubt, nothing contained herein waives, restricts, or otherwise limits any rights that the AEA Group may have under applicable Law or otherwise, including the right to use the Company Name in a descriptive manner or for any nominative or other fair use.

6.8.Mail; Payments

(a)After the Closing Date, Topco and the other Retained Subsidiaries, on the one hand, and Parent, and its respective Affiliates (including the Company Group), on the other hand, may receive mail, packages, or other communications (including electronic communications) properly belonging to the other Person (or the other Person’s Affiliates or Subsidiaries, as applicable). Accordingly, at all times after the Closing Date, each of Parent and Topco authorizes the other and their respective Subsidiaries and Representatives to receive and open all mail, packages, and other communications received by them and not unambiguously intended for the other Person (or its Affiliates or Subsidiaries) or any of the other Person’s (or its Affiliates’ or Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the business of the Company Group (in the case of receipt by Parent or any of its Affiliates (including the Company Group)) or the Retained Subsidiaries (in the case of receipt by Topco, or any of its Subsidiaries or Affiliates), or to the extent that they do not relate to the business of the Company Group (in the case of receipt by Parent or any of its Affiliates (including the Company Group)) or do not relate to the Retained Subsidiaries (in the case of receipt by Topco or any of its Subsidiaries or Affiliates), the receiving Person shall promptly after becoming aware thereof refer, forward, or otherwise deliver such mail, packages, or other communications (or, in case the same relate to both the business of the Company Group and the Retained Subsidiaries, copies thereof) to the other applicable Person. The provisions of this Section 6.8 are not intended to, and shall not be deemed to, constitute an authorization by either Topco (on behalf of the Retained Subsidiaries)

or Parent or any of its Affiliates (including the Company Group) to permit the other to accept service of process on its behalf, and neither Person is or shall be deemed to be the agent of the other for purposes of the service of process.

(b)From and after the Closing, each of Parent and Topco shall, and shall cause their respective Affiliates to, transfer and deliver to the other Person, from time to time promptly after receipt thereof by it or its Subsidiaries or Affiliates, any cash, checks with appropriate endorsements, or other property that it or any of its Subsidiaries or Affiliates receives which constitute, (i) in the case of Parent or any of its Affiliates (including the Company Group), a payment incorrectly addressed or delivered to Topco, the Retained Subsidiaries, or any of their respective Affiliates, including with respect to any payment made under any agreement that is assigned to Topco or any Retained Subsidiaries as part of the Reorganization Transactions, or (ii) in the case of Topco, the Retained Subsidiaries, or any of their respective Affiliates, a payment incorrectly addressed or delivered to Parent, or any of its Affiliates (including the Company Group), and each of Parent and Topco shall account to the other Person for all such receipts.

6.9.Insurance

  Parent and Merger Sub acknowledge and agree that (a) all insurance policies and insurance coverage maintained on behalf of the Company Group are part of the corporate insurance program maintained by the Company and its Subsidiaries, including the Retained Subsidiaries, and (b) from and after the Closing, Parent and the Surviving Corporation shall (i) cooperate with and assist Topco and the Retained Subsidiaries in issuing notices of claims and present claims for payment in so far as such claims related to the Retained Subsidiaries arising out of or related to occurrences from prior to the Closing under the occurrence-based insurance policies of the Company and its Subsidiaries (other than the Retained Subsidiaries), (ii) direct any carriers under such insurance policies to continue to make insurance coverage for such claims available to Topco or the applicable Retained Subsidiary, and (iii) facilitate the collection of insurance proceeds related thereto by directing the applicable insurance carriers to pay any such proceeds to Topco or its designee, or in the event any such proceeds are paid to the Company Group or any of their Affiliates, pay such proceeds over to Topco or its designee.

6.10.Reorganization Transactions

Notwithstanding anything to the contrary in this Agreement, the Company and Topco shall take, and Parent and Merger Sub hereby consent to the taking of, all actions reasonably necessary to effect the Reorganization Transactions prior to the Closing, and Parent and Merger Sub hereby agree to reasonably cooperate with the Company and Topco in connection with the consummation of the Reorganization Transactions. Prior to the Closing, the Company shall confirm in writing to Parent that the Reorganization Transactions have been consummated.

6.11.Topco Stock

So long as any obligation pursuant to the terms of this Agreement with respect to the issuance by Topco of shares of Topco Stock remains outstanding, Topco shall, at the applicable times, take all lawful action within its control to cause the authorized capital stock of Topco to include a sufficient number of authorized but unissued shares of each applicable class of Topco Stock to satisfy its obligations hereunder. All shares of Topco Stock delivered pursuant to the terms of this Agreement shall be, when delivered, duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Liens (other than any restrictions under applicable securities Laws or pursuant to any stockholders’ or similar agreement by stockholders of Topco).

6.12.Intercompany Arrangements

(a)Effective as of the Closing, any Indebtedness and all payables and receivables between the Company Group or any of its Affiliates, on the one hand, and any Equityholder, Topco or the Retained Subsidiaries, or any of their respective Affiliates, on the other hand, if any, shall be settled in full or otherwise discharged so that there is no further liability by any party thereto to any other party thereto.

(b)Each Contract between the Company Group, on the one hand, and any Equityholder, Topco or the Retained Subsidiaries, or any of their respective Affiliates, on the other hand (other than those Contracts entered into in connection with the Reorganization Transactions and this Agreement and any Ancillary Documents), if any, shall be terminated at or before the Closing without further liability to the Company Group, Parent or Merger Sub.

6.13.Company Service Provider List

The Company shall update and deliver to Parent an updated Company Service Provider List at least ten (10) Business Days prior to the Closing Date to reflect any terminations and new hires and relocations permitted by or consented to by Parent (if required) pursuant to Section 6.1(a).

6.14.Stockholder Approval

The Company shall use its commercially reasonable efforts to obtain the Stockholder Approval promptly (but in any event no later than forty-eight (48) hours from the date hereof) after the due execution and delivery of this Agreement.

6.15.Exclusivity

From and after the date hereof and until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Representatives not to, directly or indirectly, (a) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a direct merger, consolidation, business combination, purchase or other disposition of the Company Group (or any portion thereof), the properties or assets of the Company Group (other than disposition of immaterial assets in the Ordinary Course) other than the Contemplated Transactions (an “Acquisition Transaction”), (b) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers with respect to an Acquisition Transaction, (c) furnish or cause to be furnished to any Person any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (d) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing with respect to the Company.  The Company shall, and shall cause its Affiliates and Representatives to, cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any Acquisition Transaction.

6.16.Preservation of Books and Records

For a period of seven (7) years from the Closing Date or such longer time as may be required by Law:

(a)Parent shall not, and shall cause the Surviving Corporation and its Subsidiaries not to, dispose of or destroy any of the material books and records (including Tax Returns, Business Records, files, data, reports, manuals, and emails) of the Company Group as of the Closing Date relating to periods prior to the Closing (the “Books and Records”) without first offering to turn over possession thereof to the Equityholder Representative (at the Equityholder

Representative’s expenses) by written notice to the Equityholder Representative at least thirty (30) days prior to the proposed date of such disposition or destruction.

(b)Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to (in each case, at the expense of the Equityholder Representative), (i) provide the Equityholder Representative and its agents with electronic access to any portions of the Books and Records that are available in electronic format, (ii) allow the Equityholder Representative and its agents access to all other Books and Records on reasonable notice and at reasonable times during normal business hours at Parent’s principal place of business or at any location where any Books and Records are stored, and permit the Equityholder Representative and its agents, to make copies of any Books and Records, in each case only to the extent necessary in anticipation of, or preparation for, existing or future Litigation, Tax Proceeding, audit, investigation or other matters in which the Equityholders, the Equityholder Representative or any of their respective Affiliates are involved, and (iii) make available Parent’s or its Subsidiaries’ personnel whose reasonable assistance or participation (on reasonable prior notice and at reasonable times during normal business hours) is reasonably required by the Equityholder Representative in connection with the purposes described in this Section 6.16(b). Notwithstanding the foregoing, no such access shall be permitted to the extent it would, in Parent’s reasonable opinion, (x) constitute a waiver of the attorney-client privilege or other legal immunity or protection from disclosure of Parent, the Surviving Corporation, or their Affiliates, (y) contravene applicable Law, Contract, or other obligation of confidentiality, or (z) result in the disclosure of competitively sensitive information; provided that the parties shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions apply.

6.17.R&W Insurance Policy

The R&W Insurance Policy shall expressly provide that the insurer or insurers issuing such policy shall have no right, and waive any right, of subrogation, contribution, or otherwise against Topco or the Equityholders based upon, arising out of, or in any way connected to this Agreement or the Contemplated Transactions, except in the case of actual fraud by Topco or an Equityholder.  Topco and the Equityholders shall be intended third-party beneficiaries under the R&W Insurance Policy with respect to the waiver of such insurer(s)’ rights. Following the date of this Agreement, Parent and its Affiliates shall not amend, waive, modify or otherwise revise the subrogation provision in the R&W Insurance Policy in any manner adverse to Topco or the Equityholders without the written consent of the Equityholder Representative (such consent not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, the costs, expenses, premiums or any other amounts with respect to the R&W Insurance Policy shall be borne by Parent.

6.18.Efforts to Consummate

Subject to the terms and conditions set forth herein and to applicable Law, the Company and Parent shall use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Contemplated Transactions, including the satisfaction of the applicable conditions set forth in ARTICLE VII; provided, that such efforts shall not require the Company to agree to any obligations or accommodations (financial or otherwise) binding on the Company Group in the event the Closing does not occur. Parent and Merger Sub acknowledge that certain consents to the Contemplated Transactions or waivers may be required from parties to Contracts to which any member of the Company Group is a party (including the Contracts set forth on Schedule 3.4) and such consents or waivers may not be obtained prior to the Closing.

6.19.Intellectual Property

Prior to the Closing Date, the Company shall use commercially reasonable efforts to effect the necessary corrective recordals to cause each item of Intellectual Property required to be listed on Schedule 3.10(a)(i)-(iv) to be recorded in the name of a member of the Company Group with each applicable Governmental Authority.

6.20.Termination of Company 401(k) Plan

Effective no later than the day immediately prior to the Closing Date, but contingent on the occurrence of the Closing, the Company shall, and shall cause each other applicable member of the Company Group to, pass board resolutions to effect the termination of the Balboa Water Group, LLC 401(k) Plan (the “Company 401(k) Plan”) and deliver copies of such resolutions to Parent. Each Company Group Employee that is a participant in the Company 401(k) Plan shall be permitted to participate, effective as of the Effective Time, in a tax qualified plan which includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code that is sponsored by Parent or an Affiliate thereof (the “Parent 401(k) Plan”). Parent shall, or shall cause an Affiliate to, take all actions necessary so that the Parent 401(k) Plan will accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Company 401(k) Plan (including rollover of any outstanding 401(k) loan balances).

ARTICLE VII
Conditions to Closing

7.1.Conditions to All Parties’ Obligations

The respective obligations of the Parties to consummate the Contemplated Transactions are subject to the satisfaction of each of the following conditions (any or all of which may, if permitted by applicable Law, be waived by the Parties in writing) as of the Closing Date:

(a)No Injunction No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, Order or other notice (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Contemplated Transactions.

(b)Regulatory Approvals Any applicable waiting periods (and any extensions thereof) under the HSR Act with respect to the Contemplated Transactions shall have expired or been terminated.

(c)Reorganization Transactions The Reorganization Transactions shall have been implemented and effected in substantially the manner set forth on Exhibit D.

7.2.Conditions to the Company’s and Topco’s Obligations

The obligation of the Company and Topco to consummate the Contemplated Transactions are subject to the satisfaction of each of the following conditions (any or all of which may, if permitted by applicable Law, be waived in whole or in part by the Company in writing) as of the Closing Date:

(a)Representations and Warranties of Parent and Merger Sub. The representations and warranties of each of Parent and Merger Sub made in ARTICLE V shall be true and correct as of the Closing Date (without giving effect to any “material”, “materiality”, or “Parent Material Adverse Effect” qualification contained in such representations and warranties), as though made on such date (except for those representations and warranties which refer to facts existing at a specific date, which shall be so true and correct as of such date) except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)Performance by Parent and Merger Sub. Parent and Merger Sub shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be so performed or complied with by each of Parent or Merger Sub, respectively, at or prior to the Closing.

(c)Officer’s Certificate. The Company shall have received an officer’s certificate signed by an officer of Parent or other duly authorized representative of Parent to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

If the Closing occurs, all closing conditions set forth in Section 7.1 and this Section 7.2 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company.

7.3.Conditions to Parent’s and Merger Sub’s Obligations

The obligation of each of Parent and Merger Sub to consummate the Contemplated Transactions are subject to the satisfaction of each of the following conditions (any or all of which may be waived in whole or in part by Parent in writing) as of the Closing Date:

(a)Representations and Warranties of the Company. The representations and warranties of the Company made (i) in ARTICLE III (other than the representations and warranties of the Company made in Section 3.1(a), Section 3.2, Section 3.3, and Section 3.22, collectively, the “Fundamental Representations”) shall be true and correct as of the Closing Date (without giving effect to any “material”, “materiality”, or “Company Group Material Adverse Effect” qualification contained in such representations and warranties, other than with respect the first sentence of Section 3.8), as though made on such date (except for those representations and warranties which refer to facts existing at a specific date, which shall be true and correct as of such date) except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Group Material Adverse Effect, and (ii) the Fundamental Representations shall be true and correct in all respects, except for de minimis deviations, as of the Closing Date as though made on such date (except for those representations and warranties which refer to facts existing at a specific date, which shall be true and correct as of such date).

(b)Performance by the Company. The Company shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be so performed or complied with by the Company at or prior to the Closing.

(c)Company Officer’s Certificate. Parent shall have received an officer’s certificate signed by an officer or other duly authorized representative of the Company to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(h) have been satisfied.

(d)Representations and Warranties of Topco. The representations and warranties of Topco made in ARTICLE IV shall be true and correct as of the Closing Date (without giving effect to any “material”, “materiality”, or “Topco Material Adverse Effect” qualification contained in such representations and warranties), as though made on such date (except for those representations and warranties which refer to facts existing at a specific date, which shall be so true and correct as of such date) except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Topco Material Adverse Effect.

(e)Performance by Topco. Topco shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be so performed or complied with by Topco at or prior to the Closing.

(f)Topco Officer’s Certificate. Parent shall have received an officer’s certificate signed by an officer or other duly authorized representative of Topco to the effect that the conditions set forth in Section 7.3(d) and Section 7.3(e) have been satisfied.

(g)Stockholder Approval. The Stockholder Approval shall have been obtained.

(h)Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Group Material Adverse Effect.

If the Closing occurs, all closing conditions set forth in Section 7.1 and this Section 7.3 which have not been fully satisfied as of the Closing shall be deemed to have been waived by Parent.

ARTICLE VIII
Indemnification

8.1.Indemnification Obligations of Topco

From and after the Closing, Topco will indemnify and hold harmless Parent, its Affiliates and its and their respective Representatives (collectively, the “Parent Indemnified Parties”) from and against, and compensate, reimburse and pay the Parent Indemnified Parties for, any and all Losses to the extent arising out of, resulting from or incurred in connection with:

(a)any inaccuracy in or breach of any representation or warranty set forth in ARTICLE III or ARTICLE IV;

(b)any breach of any covenant, agreement or undertaking made in this Agreement by (i) the Company, to the extent required by their terms to be performed at or prior to the Closing, or (ii) Topco;

(c)the Reorganization Transactions;

(d)Taxes (and related costs and expenses, other than Parent’s expenses described in Section 10.2(f)(ii)) arising as a result of the Section 336(e) Elections; and

(e)any matter set forth on Exhibit H.

The Losses of the Parent Indemnified Parties described in this Section 8.1 as to which the Parent Indemnified Parties are entitled to indemnification are collectively referred to as “Parent Losses”.

8.2.Indemnification Obligations of Parent

From and after the Closing, Parent shall indemnify and hold harmless the Equityholders, Topco, the Retained Subsidiaries, their respective Affiliates and their respective Representatives (collectively, the “Equityholder Indemnified Parties”) from and against, and compensate, reimburse and pay the Equityholder Indemnified Parties for, any and all Losses to the extent arising out of, resulting from or incurred in connection with:

(a)any inaccuracy or breach of any representation or warranty set forth in ARTICLE V; and

(b)any breach of any covenant, agreement or undertaking made in this Agreement by (i) Parent or Merger Sub, or (ii) the Company, to the extent required by their terms to be performed after the Closing.

The Losses of the Equityholder Indemnified Parties described in this Section 8.2 as to which the Equityholder Indemnified Parties are entitled to indemnification are collectively referred to as “Equityholder Losses”.

8.3.Indemnification Procedure

(a)Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Authority) of any complaint, dispute or claim or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to indemnification pursuant hereto (a “Third-Party Claim”), such Indemnified Party will provide written notice thereof to the Indemnifying Party (a “Third-Party Notice of Claim”); provided, however, that the failure to so notify the Indemnifying Party will not limit the Indemnified Party’s right to indemnification under this ARTICLE VIII unless, and only to the extent that, the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within twenty (20) days thereafter and provided the Indemnifying Party simultaneously agrees in writing to indemnify the Indemnified Party for such matter, to assume the defense of such Third-Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, that if the aggregate dollar amount of the Third-Party Claim, together with all other Third-Party Claims of which the Indemnifying Party is aware or has received a Third-Party Notice of Claim, and all costs and expenses reasonably estimated to be incurred in connection with the defense thereof, would exceed the monetary limitation hereunder of the indemnification obligation applicable to such Third-Party Claim (the “Indemnification Cap”), the Indemnified Party may, at its option, and to the extent in excess of the Indemnification Cap at its sole cost and expense, assume the defense of the Third-Party Claim with counsel of its choice.  In the event, however, that the Indemnifying Party declines or fails to assume the defense of such Third-Party Claim on the terms provided above within such twenty (20)-day period, then any Parent Losses or Equityholder Losses (as the case may be) will include the reasonable, documented, out-of-pocket fees and disbursements of counsel for the Indemnified Party as incurred; provided, that the Indemnified Party shall not settle, adjust or compromise such matter, or admit any liability with respect to such matter, without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.  In any Third-Party Claim for which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Third-Party Claim, will have the right to participate in such matter and to retain its own counsel at such Person’s own expense.  The party assuming the defense of a Third-Party Claim will use reasonable efforts to keep the other party reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate with the other party with respect to the defense of any such matter, and the Indemnified Party will make available to the Indemnifying Party all material books, records and other documents and materials that are under the direct or indirect control of the Indemnified Party or any of the Indemnified Party’s employees, agents, representatives or advisors and that the counsel to the Indemnifying Party considers reasonably necessary or desirable for the defense of such matter, and cooperate with, and make its employees, agents, representatives and advisors reasonably available upon prior written request or otherwise render reasonable assistance to, the Indemnifying Party and its agents. With respect to any Third Party Claim, and regardless of which Party is controlling the defense of such matter, the Indemnifying Party and the Indemnified Party shall also direct their counsel to cooperate with one another and to share, as they deem appropriate, attorney-client privileged communications and attorney work product, in each case, subject to common interest protection, and to safeguard the other Party’s protected communications and information in the same way as they would their own privileged communications and attorney work product. Notwithstanding anything to the contrary set forth in this Section 8.3(a), with respect to the matters described in Section 8.1(c) (subject to Section 8.5(b)), Section 8.1(d), and Section 8.1(e), Topco or the Equityholder Representative (at such Person’s cost and expense) will assume and control the defense of such matters.

(b)No Indemnified Party may settle or compromise any Third-Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which may not be unreasonably withheld or delayed).  The Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any Third-Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of, resulting from or incurred in connection with such Third-Party Claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party or any of the Indemnified Party’s Affiliates, (iii) does not contain any equitable Order or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of its Affiliates, (iv) involves only the payment of money, and such payment is made in full solely by the Indemnifying Party without recourse to the Indemnified Party and (v) will not limit the Indemnified Party’s ability to make any claims or receive any payments under the R&W Insurance Policy.

(c)In the event an Indemnified Party claims a right to payment pursuant hereto with respect to any matter not involving a Third-Party Claim (a “Direct Claim”), such Indemnified

Party will send written notice of such claim to the Indemnifying Party (a “Notice of Claim”).  Such Notice of Claim will specify the basis for such Direct Claim.  The failure by any Indemnified Party to so notify the Indemnifying Party will not limit the Indemnified Party’s right to indemnification with respect to any Direct Claim made pursuant to this Section 8.3(c), provided that the Indemnifying Party is not materially prejudiced by such failure to be so notified; provided, further, that Notices of Claim in respect of a breach of a representation or warranty or breach of covenant must be delivered prior to the expiration of the survival period for such representation or warranty under Section 8.4. In the event the Indemnifying Party has timely disputed the Indemnified Party’s right to indemnification under this ARTICLE VIII or the amount thereof, the Indemnified Party and the Indemnifying Party will, as promptly as reasonably practicable, establish the merits and amount of such Direct Claim (by mutual agreement, litigation or otherwise).

8.4.Survival Period

The representations and warranties made by the Company, Topco, Parent and Merger Sub herein will not be extinguished by the Closing, but will survive the Closing until, and all claims for indemnification in connection therewith must be asserted not later than, the date that is eighteen (18) months following the Closing Date. Any claims for breach of the covenants and other agreements contained in this Agreement or in any instrument or certificate delivered by any party at the Closing, in each case which are required by their terms to be performed prior to the Closing, will not survive and will be extinguished at the Closing. Any claims for breach of the covenants and other agreements contained in this Agreement or in any instrument or certificate delivered by any party at the Closing, in each case which contemplate performance as of or after the Closing or that by their terms contemplate performance after the Closing, shall survive until performed or otherwise in accordance with their terms set forth herein. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, the Indemnifying Party will have been properly notified of a claim for indemnity hereunder and such claim will not have been finally resolved or disposed of at such date, such claim will continue to survive and will remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

8.5.Liability Limitations

Notwithstanding anything in this ARTICLE VIII to the contrary:

(a)Solely with respect to any indemnification for Losses sought pursuant to Section 8.1(a), the Parent Indemnified Parties will not be entitled to indemnification until the aggregate amount of Parent Losses exceeds $928,625 (the “Deductible”); provided that, once such Parent Losses exceed the Deductible, the Parent Indemnified Parties may seek recovery only for such Parent Losses to the extent such Losses exceed the Deductible, and no Parent Indemnified Party will be entitled to indemnification pursuant to Section 8.1(a) to the extent that Parent Losses for which indemnification is sought under this Agreement, individually or in the aggregate, exceed $928,625 (the “Cap”); provided, however, that the limitations set forth in this Section 8.5(a) will not apply to any claim arising out of or related to actual fraud; provided, further, that neither the Deductible, the Cap, nor any other limitation set forth in this Agreement will limit any Parent Indemnified Party’s ability to make a claim under the R&W Insurance Policy.

(b)The maximum amount of indemnifiable Parent Losses that may be recovered by the Parent Indemnified Parties from Topco with respect to all claims for indemnification made pursuant to Section 8.1(c) shall not exceed $1,000,000.

(c)The maximum amount of indemnifiable Parent Losses that may be recovered by the Parent Indemnified Parties from Topco pursuant to Section 8.1 for all claims will not exceed the aggregate cash proceeds actually paid by Parent in connection with this Agreement.

(d)Except for injunctive relief, and except in the case of actual fraud, the sole and exclusive remedy of Parent in respect of any and all rights and claims for any breach of representation or warranty will be indemnification pursuant to this ARTICLE VIII, which will be paid solely by release of funds to Parent from the Indemnity Escrow Account by the Escrow Agent in accordance with the terms of the Escrow Agreement, and the R&W Insurance Policy.

8.6.Materiality

Notwithstanding anything contained herein to the contrary, for purposes of determining whether there has been a breach of a representation or warranty and the amount of Losses that are the subject matter of a claim for indemnification or reimbursement hereunder, each representation and warranty in this Agreement and the Disclosure Schedule will be read without regard and without giving effect to the terms “material” or “Company Group Material Adverse Effect” or similar phrases contained in such representation or warranty which have the effect of making such representation and warranty less restrictive (as if such word or qualification were deleted from such representation and warranty).

8.7.Exclusive Remedy

The Parties agree that, excluding (a) actions grounded in actual fraud, and (b) claims under the R&W Insurance Policy, the indemnities provided in this ARTICLE VIII will constitute the sole and exclusive remedy of any Indemnified Party as to all Losses any Indemnified Party may incur arising out of, resulting from or incurred in connection with this Agreement or any Ancillary Document; provided, however, that this exclusive remedy for Losses does not preclude a Party from bringing an action for specific performance or other equitable remedy to require a Party to perform its obligations under this Agreement or any Ancillary Document.

8.8.Indemnification Payments

(a)The Parent Indemnified Parties shall satisfy any claims under this ARTICLE VIII first, from the Indemnity Escrow Account, second, from the R&W Insurance Policy, and third, to the extent the R&W Insurance Policy or such other insurance policies do not cover or satisfy such claims and if the Indemnity Escrow Account has been fully exhausted or released, and subject to the limitations set forth in this Agreement, from Topco.

(b)Parent and the Equityholder Representative shall cooperate with each other with respect to resolving any indemnification claims and minimizing Losses with respect to which one party is obligated to indemnify an Indemnified Party hereunder, including by making commercially reasonable efforts to mitigate or minimize any such liability or Loss.

(c)The amount of any Loss for which indemnification is provided under this ARTICLE VIII shall be net of any amounts actually recovered by the Indemnified Party under insurance policies in effect and applicable to such Loss (including the R&W Insurance Policy) except to the extent within the retention or in excess of the limit of liability under the R&W Insurance Policy (in each case, net of any costs of recovery or collection, premium adjustment, or retrospectively-rated premium) or from any Person from any indemnity, contribution or similar payment with respect to such Losses (provided, that if the Indemnified Party actually receives insurance proceeds or any payment from any such Person after payment to the Indemnified Party of an indemnification payment hereunder, the Indemnified Party shall promptly reimburse the Indemnifying Party for the aggregate amount of such indemnification payment), and net of any Tax benefit reasonably anticipated to be actually realized in the form of a refund or reduction in Taxes otherwise by the Indemnified Party or its Affiliates in connection with such Losses or any of the circumstances giving rise thereto by the Indemnified Party for the taxable period such Losses are incurred, as determined on a “with and without” basis.

8.9.Release of Funds from the Indemnity Escrow Account

The portion of the Indemnity Escrow Amount remaining in the Indemnity Escrow Account after all disbursements to the Parent Indemnified Parties, if any, have been made pursuant to the terms of this Agreement and the Escrow Agreement (the “Indemnity Escrow Release Amount”) will be distributed to the Equityholder Representative, for further distribution to the Equityholders (in the same manner of distribution as set forth in Section 10.1(e) with respect to the Unused Equityholder Representative Expense Amount), on the date that is eighteen (18) months after the Closing Date; provided, however, that funds will not be distributed by the Escrow Agent to the Equityholders to the extent a claim made in good faith by any Parent Indemnified Parties for Losses that is indemnifiable under this Agreement remains unresolved.

8.10.Avoiding Double Payments

Notwithstanding anything in this ARTICLE VIII to the contrary, no Parent Indemnified Party shall be entitled to indemnification under this ARTICLE VIII for any Losses to the extent such Losses were specifically treated as a liability in determining the Closing Net Working Capital or Transaction Expenses and actually deducted from the Closing Merger Cash Consideration Per Share as part of the calculation of the Final Purchase Price Adjustment Statement.

ARTICLE IX
Termination

9.1.Termination Prior to Closing

This Agreement may be terminated prior to the Closing as follows:

(a)By the mutual written consent of the Company, on the one hand, and Parent, on the other hand;

(b)By Parent at any time prior to the Closing, if (i) the Company or Topco is in breach of the representations, warranties or covenants made by it in this Agreement, (ii) such breach is not cured or capable of being cured by the earlier of the day prior to the Termination Date and thirty (30) days following written notice of such breach from Parent (to the extent such breach is curable), and (iii) such breach, if not cured, would render the conditions set forth in Section 7.3 incapable of being satisfied; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(b) if Parent or Merger Sub has breached this Agreement and such breach has resulted in the failure of a condition in Section 7.1 or Section 7.2 to be satisfied;

(c)By the Company at any time prior to the Closing, if (i) Parent or Merger Sub is in breach of the representations, warranties or covenants made by it in this Agreement, (ii) such breach is not cured or capable of being cured by the earlier of the day prior to the Termination Date and thirty (30) days following written notice of such breach from the Company (to the extent such breach is curable) and (iii) such breach, if not cured, would render the conditions set forth in Section 7.2 incapable of being satisfied; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c) if the Company or Topco has breached this Agreement and such breach has resulted in the failure of a condition in Section 7.1 or Section 7.3 to be satisfied;

(d)By the Company, on the one hand, or Parent, on the other hand, if the Closing shall not have occurred by December 31, 2020 (the “Termination Date”); provided, however, that (i) the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if the Company has breached this Agreement and such breach has resulted in the failure of a condition in Section 7.1 or Section 7.3 to be satisfied and (ii) Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if Parent or Merger Sub has breached this Agreement and such breach has resulted in the failure of a condition in Section 7.1 or Section 7.2 to be satisfied;

(e)By the Company, on the one hand, or Parent, on the other hand, if (i) the Contemplated Transactions shall violate any Order that shall have become final and nonappealable or (ii) there shall be a Law which makes the Contemplated Transactions illegal or otherwise prohibited; provided, however, that the Party seeking termination pursuant to this Section 9.1(e) is not then in material breach of this Agreement; or

(f)By Parent, if, and only if, the Stockholder Approval shall not have been obtained within forty-eight (48) hours following the execution of this Agreement.

9.2.Effect of Termination

In the event of the termination of this Agreement pursuant to Section 9.1 (other than in the event of the termination of this Agreement pursuant to Section 9.1(a)), written notice thereof shall be given by the terminating Party to the other Parties and all rights, obligations and remedies of the parties under this Agreement will terminate, except that the rights, obligations and remedies of the parties in this Section 9.2, Section 6.6, and ARTICLE X and in the Confidentiality Agreement will survive; provided, that, no such termination shall relieve a defaulting or breaching party from any liability or damages arising out of its material breach of any provision of this Agreement prior to such termination. The Company may, on behalf of the Equityholders, petition a court to award damages in connection with any breach by Parent or Merger Sub of the terms and conditions set forth in this Agreement. The Company may, additionally, on behalf of the Equityholders, enforce such award and accept damages for such breach. In no event shall the Company Group have any liability to any Equityholder as a result of any termination of this Agreement, regardless of the reason for such termination.

ARTICLE X
Miscellaneous

10.1.Equityholder Representative

(a)Each Letter of Transmittal shall provide that SBF II Representative Corp. shall be the agent and attorney-in-fact for each of the Equityholders (in such capacity, the “Equityholder Representative”) to act as the Equityholder Representative under this Agreement and the Ancillary Documents in accordance with the terms of this Section 10.1 and the Ancillary Documents, and each Letter of Transmittal shall provide that the Equityholder

Representative shall be the agent and attorney-in-fact for each of the Equityholders as provided herein. In the event of the resignation of the Equityholder Representative, a successor Equityholder Representative, appointed by the resigning Equityholder Representative and reasonably satisfactory to Parent, shall thereafter be appointed by an instrument in writing signed by Parent and such successor Equityholder Representative.

(b)The Equityholder Representative is hereby (and each Letter of Transmittal shall provide that the Equityholder Representative is) authorized and empowered to act for, and on behalf of, any or all of the Equityholders (with full power of substitution in the premises) in connection with (i) the purchase price adjustment set forth in Section 2.8, and (ii) such other matters as are reasonably necessary for the consummation of the Contemplated Transactions including (A) to receive or direct the receipt or distribution of all payments owing to the Equityholders under this Agreement, (B) to withhold any amounts received on behalf of the Equityholders in order to satisfy any actual or potential liabilities of the Equityholders under this Agreement, (C) to make any payments on behalf of the Equityholders and collect from the Equityholders (in accordance with each Equityholder’s Pro Rata Portion) any amounts paid in settlement of any claims under this Agreement, (D) to terminate, amend, waive any provision of, or abandon, this Agreement or any of the Ancillary Documents, (E) to act as the representative of the Equityholders to review and authorize all claims and disputes or question the accuracy thereof, (F) to negotiate and compromise on their behalf with Parent any claims asserted hereunder and to authorize payments to be made with respect thereto, (G) to directly or indirectly distribute (or direct the distribution of) any payments to Equityholders as contemplated by this Agreement, (H) to take such further actions as are authorized in this Agreement or the Ancillary Documents, and (I) in general, do all things and perform all acts, including executing and delivering all agreements (including the Ancillary Documents), certificates, receipts, consents, elections, instructions and other documents contemplated by or deemed by the Equityholder Representative to be necessary or desirable in connection with this Agreement, the Ancillary Documents and the Contemplated Transactions, and (iii) any claim for indemnification pursuant to ARTICLE VIII. Parent and Merger Sub shall be entitled to rely on such appointment and to treat the Equityholder Representative as the duly appointed attorney-in-fact of each Equityholder. Notices given to the Equityholder Representative in accordance with the provisions of this Agreement shall constitute notice to the Equityholders for all purposes under this Agreement. The Equityholder Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement, the Letters of Transmittal and the Ancillary Documents, and no implied covenants, agreements, functions, duties, responsibilities, obligations or liabilities shall be read into this Agreement, the Letters of Transmittal, or the Ancillary Documents or shall otherwise exist against the Equityholder Representative.

(c)The appointment of the Equityholder Representative is an agency coupled with an interest and is irrevocable and any action taken by the Equityholder Representative pursuant to the authority granted in this Section 10.1 shall be effective and absolutely binding on each Equityholder notwithstanding any contrary action of or direction from such Equityholder, except for actions or omissions of the Equityholder Representative constituting actual fraud, and the death or incapacity, or dissolution or other termination of existence, of any Equityholder shall not terminate the authority and agency of the Equityholder Representative, and each Letter of Transmittal shall provide for the foregoing. Parent, Merger Sub and any other party to an Ancillary

Document in dealing with the Equityholder Representative may conclusively rely, without inquiry, upon any act of the Equityholder Representative as the act of the Equityholders.

(d)The Equityholder Representative shall be (and each Letter of Transmittal shall provide that the Equityholder Representative shall be) released from, and indemnified against, any liability for any action taken or not taken by the Equityholder Representative in its capacity as such (including the expenses referred to in Section 10.1(e)), except to the extent that the Equityholder Representative is liable to any Equityholder for loss which such Equityholder actually suffers resulting from or arising out of actual fraud or willful misconduct on the part of the Equityholder Representative in carrying out its duties hereunder. The Equityholder Representative shall not be (and each Letter of Transmittal shall provide that the Equityholder Representative shall not be) liable to any Equityholder or to any other Person, with respect to any action taken or omitted to be taken by the Equityholder Representative in its role as the Equityholder Representative under or in connection with this Agreement or any Ancillary Document, unless such action or omission results from or arises out of actual fraud or willful misconduct on the part of the Equityholder Representative, and the Equityholder Representative shall not be liable to any Equityholder in the event that, in the exercise of its reasonable judgment, the Equityholder Representative believes there will not be adequate resources available to cover potential costs and expenses to contest a claim made by Parent or Merger Sub against the Equityholders. Parent and Merger Sub acknowledge and agree that the Equityholder Representative is party to this Agreement solely for purposes of serving as the “Equityholder Representative” and that any covenant or agreement that requires performance by the “Parties” or a “Party” at or prior to the Closing shall not be deemed to require performance by the Equityholder Representative unless performance by the Equityholder Representative is expressly provided for in such covenant or agreement.

(e)The Equityholder Representative shall receive no compensation for service as such but shall receive reimbursement from, and be indemnified from, the Equityholder Representative Expense Amount, by the Equityholders, in accordance with each Equityholder’s Pro Rata Portion, for any and all expenses, charges and liabilities, including, but not limited to, reasonable attorneys’ fees (collectively, the “Equityholder Representative Expenses”), incurred by the Equityholder Representative in the performance or discharge of its duties set forth in this Section 10.1. If the amount of the Equityholder Representative Expense Amount is less than the Equityholder Representative Expenses, each Equityholder shall pay (and shall agree in its respective Letter of Transmittal to pay, or cause to be paid) to the Equityholder Representative an amount equal to the product of (i) such Equityholder’s Pro Rata Portion, multiplied by (ii) the difference between (A) the Equityholder Representative Expenses and (B) the Equityholder Representative Expense Amount. Promptly following the determination by the Equityholder Representative that all or any portion of the amount then remaining in the Equityholder Representative Expense Amount is no longer needed to pay any the Equityholder Representative Expenses, the Equityholder Representative shall disburse, or cause to be disbursed through the Paying Agent, the amount of such excess (the “Unused Equityholder Representative Expense Amount”) as follows:

(i)to each Stockholder, with respect to each share of Common Stock, in each case outstanding immediately prior to the Effective Time held by such Stockholder for which a Letter of Transmittal has been properly delivered to the Paying Agent, an amount equal to the Unused Equityholder Representative Expense Amount Per Share (which amounts may be deposited to the Exchange Fund for further distribution by the Paying Agent);

(ii)to each holder of In-the-Cash Options, with respect to each share of Class B Common Stock underlying each of such Optionholder’s In-the-Cash Options (and for which a properly completed and duly executed Letter of Transmittal has been properly delivered to the Paying Agent), an amount equal to the Unused Equityholder Representative Expense Amount Per Share (which amount, for the avoidance of doubt, will be paid in cash and not in Topco Stock, and which payment shall be effected by way of payment to the Surviving Corporation or one of its Subsidiaries for payroll or other applicable payment processing by the Surviving Corporation or one of its Subsidiaries and distribution at the next administratively practicable payroll date to each such Optionholder); and

(iii)to each holder of In-the-Stock Options, with respect to each share of Class B Common Stock underlying each such In-the-Stock Option (and for which a properly completed and duly executed Letter of Transmittal has been properly delivered to the Paying Agent), a fraction of a share of Class B Topco Stock (and not cash) having a value equal to the Unused Equityholder Representative Expense Amount Per Share; provided that to the extent that after the delivery of such shares of Topco Stock to the holders of In-the-Stock Options pursuant to this Section 10.1(e)(iii) such Optionholder would have received, in respect of one (1) In-the-Stock Option, more than one (1) share of Topco Stock, the provisions of this Section 10.1(e)(iii) shall be revised in accordance with Section 10.1(f).

(f)Notwithstanding anything to the contrary in Section 10.1(e), if any Option that was an In-the-Stock Option at the Closing becomes a Subsequent In-the-Cash Option as a result of the distribution of the Unused Equityholder Representative Expense Amount, then (x) the provisions of Section 10.1(e) (and all applicable related definitions in this Agreement) shall be revised, and (y) all calculations made in connection with Section 10.1(e) shall be adjusted to take into account the effect of the additional In-the-Cash Options. Section 10.1(e) shall be applied with the effect that each Subsequent In-the-Cash Option shall be entitled to receive the appropriate portion of the Aggregate Merger Cash Consideration Per Share (as recalculated pursuant to this Section 10.1(f) taking into account the Unused Equityholder Representative Expense Amount Per Share, if any) that is in excess of the per share exercise price of such Subsequent In-the-Cash Option, it being understood that, applying this Section 10.1(f) and after taking into account amounts previously received by Stockholders and holders of In-the-Cash Options and In-the-Stock Options, the payment of the Adjustment Escrow Release Amount Per Share, if any, may be different for different Equityholders.

10.2.Tax Matters

(a)Transfer Taxes. Each of Parent, on the one hand, and the Equityholder Representative (on behalf of the Equityholders) or Topco, on the other hand, shall pay fifty percent (50%) of all transfer, documentary, sales, use, stamp, recording, registration and similar Taxes (including penalties and interest) of any nature whatsoever (“Transfer Taxes”), applicable to, or resulting from, the Contemplated Transactions. The Party primarily required by applicable Law to do so shall file the necessary Tax Returns with respect to such Transfer Taxes and, if required by applicable Law, the non-preparing Party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b)Combined Tax Returns. The Equityholder Representative, at its or Topco’s expense, shall prepare (or cause to be prepared) all combined, consolidated or unitary Tax Returns that include any member of the Company Group, on the one hand, and any Retained Subsidiaries, on the other hand, required to be filed for any Pre-Closing Tax Period the due date of which (taking into account valid extensions of time to file) is after the Closing Date (“Combined Tax Returns”), but only if such Tax Return has not been filed by the Company on or prior to the Closing Date. All such Tax Returns that are Income Tax Returns shall be prepared and filed in a manner consistent with the past practice of the Company Group; provided that, such Income Tax Returns shall include all Transaction Tax Deductions to the extent that the reporting of such items in the Pre-Closing Tax Period has “substantial authority” as defined in Treasury Regulation Section 1.6662-4(d). The Equityholder Representative shall provide Parent, not less than thirty (30) days prior to filing, with copies of each Income Tax Return prepared pursuant to this Section 10.2(b) for Parent’s review and comment, and shall incorporate any reasonable revisions thereto requested in writing by Parent. If, within fifteen (15) days of receipt of requested revisions, the Equityholder Representative notifies Parent in writing that it objects to one or more such requested revisions, the Equityholder Representative and Parent shall negotiate in good faith to resolve such dispute (and if no such written notification is provided within such time period, the Equityholder Representative shall be deemed to have accepted such requested revisions as final). If the Equityholder Representative and Parent fail to resolve any such dispute within five (5) days of the Equityholder Representative’s receipt of Parent’s notice, then the Equityholder Representative and Parent shall submit the items in dispute for resolution to the Accounting Arbitrator, which shall, as soon as practicable after such submission, determine (and report to the Equityholder Representative and Parent its resolution regarding) whether Parent’s comment in dispute is reasonable. The resolution of the Accounting Arbitrator shall be final and binding upon the parties hereto. The fees for the Accounting Arbitrator shall be borne equally by the Stockholders, on the one hand, and Parent, on the other hand.  Parent shall timely file (or cause to be timely filed) all Combined Tax Returns prepared pursuant to this Section 10.2(b), and Topco shall pay or cause to be paid the amount of Taxes shown as due thereon to Parent (or, in the case of any Taxes for a Straddle Period, the amount of such Taxes allocable to the portion of such Straddle Period ending on the Closing Date pursuant to Section 10.2(g)) no later than five (5) days prior to the due date of such Taxes, except to the extent such amount is taken into account as a Transaction Expense or included as a liability in Final Closing Net Working Capital.

(c)Separate Tax Returns. From and after the Effective Time, Parent shall prepare and timely file, or shall cause to be prepared and timely filed, any Tax Return that includes a Pre-Closing Tax Period of the Company Group that is not a Combined Tax Return the due date of which (taking into account valid extensions of time to file) is after the Closing Date, but only if such Tax Return has not been filed by the Company on or prior to the Closing Date. Parent shall provide the Equityholder Representative, not less than thirty (30) days prior to filing, with copies of each Income Tax Return prepared by Parent pursuant to this Section 10.2(c) for the Equityholder Representative’s review and comment, and shall incorporate any reasonable revisions thereto requested in writing by the Equityholder Representative. If, within fifteen (15) days of receipt of requested revisions, Parent notifies the Equityholder Representative in writing that it objects to one or more such requested revisions, Parent and the Equityholder Representative shall negotiate in good faith to resolve such dispute (and if no such written notification is provided within such time period, Parent shall be deemed to have accepted such requested revisions as final). If Parent and the Equityholder Representative fail to resolve any such dispute within five (5) days of the Parent’s receipt of the Equityholder Representative’s notice, then the Equityholder Representative and Parent shall submit the items in dispute for resolution to the Accounting Arbitrator, which shall, as soon as practicable after such submission, determine (and report to the Equityholder Representative and Parent its resolution regarding) whether Parent’s comment in dispute is reasonable. The resolution of the Accounting Arbitrator shall be final and binding upon the parties hereto. The fees for the Accounting Arbitrator shall be borne equally by the Equityholder Representative, on the one hand, and Parent, on the other hand. The Equityholder Representative shall prepare and timely file, or shall cause to be prepared and timely filed, any Tax Returns of the Retained Subsidiaries the due date of which (taking into account valid extensions of time to file) is after the Closing Date, but only if such Tax Return has not been filed by the Company on or prior to the Closing Date.  Each Party responsible for the preparation of a Tax Return under this Section 10.2(c) shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns; provided that with respect to any such Tax Return of the Company Group, Topco shall pay or cause to be paid the amount of Taxes shown as due thereon to Parent (or, in the case of any Taxes for a Straddle Period, the amount of such Taxes allocable to the portion of such Straddle Period ending on the Closing Date pursuant to Section 10.2(g)) no later than five (5) days prior to the due date of such Taxes, except to the extent such amount is taken into account as a Transaction Expense or included as a liability in Final Closing Net Working Capital.  All Tax Returns prepared pursuant to this Section 10.2(c) shall be prepared in a manner consistent with past practices, except as otherwise required by applicable Law.

(d)Parent Consolidated Group.  Parent shall cause the Company Group to join Parent’s “consolidated group” (as defined in Treasury Regulation Section 1.1502-1(h)) effective on the day immediately after the Closing Date.  The Parties shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Company Group for all U.S. federal income Tax and state and local
Tax purposes. The Parties agree that, following the Closing, Parent and its Affiliates and the Company Group (i) shall not make an election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or any make any similar election or ratably allocate items under any corresponding provision of state, local or foreign Law), and (ii) shall not apply the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) with respect to any available Tax deductions for the Transaction Expenses.

(e)Parent Tax Actions.  Following the Closing, neither Parent nor any member of the Company Group shall, (i) except as required by applicable Law, change any method of accounting or Tax reporting position for a member of the Company Group with respect to a Pre-Closing Tax Period, (ii) file any administrative adjustment request (or state or local equivalent) or amended Tax Return with respect any member of the Company Group for any Pre-Closing Tax Period, (iii) make any Tax election with respect to any member of the Company Group that has retroactive effect to a Pre-Closing Tax Period, (iv) initiate or pursue the process for entering into a “voluntary disclosure agreement” (or comparable arrangement) with a Governmental Authority with respect to a Pre-Closing Tax Period of any member of the Company Group, (v) after the Closing, take any action outside the ordinary course of business on the Closing Date, other than any action related to the Contemplated Transactions, or (vi) agree to extend or waive the statute of limitations with respect to Taxes of any member of the Company Group for a Pre-Closing Tax Period, in each case, without the Equityholder Representative’s prior written approval (which approval shall not be unreasonably withheld, conditioned, or delayed).

(f)Control of Tax Proceedings.

(i)Following the Closing, in the case of any Tax audit or administrative or judicial proceeding (a “Tax Proceeding”) of or with respect to any of the Company or any of the Acquired Subsidiaries that relates to a Combined Tax Return (a “Combined Tax Proceeding”), other than as provided in Section 10.2(f)(ii), Parent shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that if such Tax Proceeding relates directly to items of the Retained Subsidiaries or if the resolution of would be expected to have an adverse impact on the Retained Subsidiaries or give rise to an indemnification obligation by Topco, (i) Parent shall keep the Equityholder Representative apprised of material developments with respect to, and shall promptly respond to any reasonable requests from the Equityholder Representative for information relating to, such Tax Proceeding, (ii) the Equityholder Representative, at its or Topco’s own expense, shall be permitted to participate in such Tax Proceeding, and (iii) Parent shall not settle, compromise, or abandon any such Tax Proceeding without obtaining the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned, or delayed, if such settlement, compromise or abandonment could have a material adverse impact on the Retained Subsidiaries or give rise to an indemnification obligation by the Equityholders.

(ii)Following the Closing, in the case of any Tax Proceeding primarily related to the Section 336(e) Elections, the Equityholder Representative shall have the right to conduct, at its or Topco’s own expense, such Tax Proceeding; provided, however, that (i) the Equityholder Representative shall keep Parent apprised of material developments with respect to, and shall promptly respond to any reasonable requests from Parent for information relating to, such Tax Proceeding, (ii) Parent, at its own expense, shall be permitted to participate in such Tax Proceeding and (iii) the Equityholder Representative shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed. If the Equityholder Representative declines to control such Tax Proceeding in accordance with the preceding sentence, Parent shall control such Tax Proceeding, subject to the proviso contained in Section 10.2(f)(i).

(iii)To the extent any Combined Tax Proceeding results in an adjustment to items of the Retained Subsidiaries and such adjustment results in a cash Tax liability to Parent, Topco shall pay an amount equal to such cash Tax liability to Parent within thirty (30) days of a final determination. To the extent any Combined Tax Proceeding results in an adjustment to items of the Company and the Acquired Subsidiaries, Parent shall pay for such Taxes, except to the extent covered by the indemnification provisions of ARTICLE VIII (including any Taxes arising from the Reorganization Transactions (up to the limit set forth in Section 8.5(b) or from the Section 336(e) Elections). Following the Closing, Parent shall control all other Tax Proceedings for the Company Group (and any member thereof) and shall pay any Taxes arising as a result of such Tax Proceedings, except to the extent covered by the indemnification provisions of ARTICLE VIII. The Equityholder Representative shall control all other Tax Proceedings for the Retained Subsidiaries (or any member thereof), and Topco shall pay any Taxes arising as a result of such Tax Proceedings. The provisions of this Section 10.2(f), and not the provisions of Section 8.3, shall govern the conduct of any and all Tax Proceedings.

(g)Straddle Periods. Taxes for any Straddle Period shall be allocated as follows: (i) in the case of Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding or real property, ad valorem Taxes and other periodic Taxes, the portion of such Taxes allocated to the period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Tax period, multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any other Tax, the portion of such Taxes allocated to the period ending on the Closing Date will be determined on the basis of an interim closing of the books as of the end of the Closing Date; provided, however, that (1) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis and (2) Taxes attributable to any amount required to be included by Parent or any of its Affiliates (including any member of the Company Group after the Closing) under Section 951 or Section 951A of the Code shall be allocated to the portion of a Straddle Period ending on the Closing Date to the extent such Taxes (A) are attributable to the income, earnings and profits or property of HydroAir International ApS or any other member of the Company Group that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and (B) would be allocable to a Pre-Closing Tax Period if the taxable year of HydroAir International ApS or any other member of the Company Group that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code ended on the Closing Date (determined on a “with and without” basis).

(h)Tax Treatment. The Parties agree that (1) the fair market value of the capital stock of Topco and the equity interests of each Retained Subsidiary listed on Schedule 10.2(h) as of the Closing will be equal to the applicable values set forth on Schedule 10.2(h) (the “Retained Business Values”), (2) the Tax treatment of the Reorganization Transaction shall be as described in Exhibit D, and (3) for U.S. federal income tax purposes, (A) a portion of the Common Stock shall be treated as having been exchanged for shares of capital stock of Topco in a redemption under Section 302(a) of the Code (and not as a distribution of property governed by Section 301 of the Code) and integrated with the Merger pursuant to Zenz v. Quinlivan, 213 F.2D 917 (6th Cir. 1954), and (B) the other shares of Common Stock shall be treated as having been exchanged for all other Aggregate Merger Cash Consideration Per Share in a purchase of such Common Stock by Parent. No Party shall take any position that is inconsistent with the treatment set forth in this Section 10.2(h) for U.S. federal income Tax purposes, or where permissible, state or local Tax purposes.

(i)Section 336(e) Election.

(i)The Company, Topco, and each Retained Subsidiary (other than Control Solutions, Inc., BWG Holdings CA Inc., 567834 Ontario Inc., and 2307623 Ontario Inc.) shall join in making elections under Section 336(e) of the Code (and any similar election under state or local law) in accordance with Treasury Regulations Section 1.336-2(h) (and any applicable provisions of state and local law) to treat the transfers of Topco and each such Retained Subsidiary in connection with the transaction contemplated hereby as a purchase of assets from an unrelated party for fair market value (the “Section 336(e) Elections”), and shall cooperate in the timely completion and/or filings of such elections and any related filings or procedures. This Section 10.2(i)(i) is intended to constitute a binding, written agreement to make an election under Section 336(e) of the Code and Treasury Regulation Section 1.336-2(h)(1)(i) with respect to the transfers of Topco and each such Retained Subsidiary in connection with the Contemplated Transaction. For the avoidance of doubt, no election under Section 336(e) of the Code shall be made with respect to Control Solutions, Inc., BWG Holdings CA Inc., or 567834 Ontario Inc. No Party shall take any position on any Tax Return or in any Tax Proceeding that is inconsistent with the Section 336(e) Elections.

(ii)In connection with the Section 336(e) Elections, Topco shall (i) determine the “Aggregate Deemed Asset Disposition Price” and the “Adjusted Grossed-Up Basis” (each as defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Asset Disposition Price and Adjusted Grossed-Up Basis among the assets of the applicable Retained Subsidiaries, each in accordance with the applicable provisions of Section 336(e) of the Code and applicable Treasury Regulations (the “Section 336(e) Allocation Statement”), and (ii) deliver such Section 336(e) Allocation Statement to Parent for Parent’s review and comment within ninety (90) days after the Closing Date. The Section 336(e) Allocation Statement shall be consistent with the Retained Business Values described on Schedule 10.2(h).  Topco shall consider in good faith any reasonable comments to the Section 336(e) Allocation Statement provided by Parent. No Party shall take any position that is inconsistent with the Section 336(e) Allocation Statement for U.S. federal income Tax purposes, or where permissible, state or local Tax purposes.

(iii)In connection with the Section 336(e) Election with respect to Topco, Parent shall make an election under Treasury Regulation Section 1.1502-13(f)(5)(ii) in accordance with Treasury Regulation Section 1.1502-13(f)(5)(ii)(E) and specifying Treasury Regulation Section 1.1502-13(f)(5)(ii)(C) as the basis for such election.

(j)Basis Study and State Tax Analysis. Topco and the Equityholder Representative will engage a Big 4 accounting firm to perform a stock basis study of Topco and the Retained Subsidiaries and an asset basis study of Topco and the Retained Subsidiaries (other than Control Solutions, Inc., BWG Holdings CA Inc., 567834 Ontario Inc., and 2307623 Ontario Inc.) and a calculation of the estimated state Tax effects of the Reorganization Transactions and the Section 336(e) Elections (the “Restructuring Tax Analysis”). Topco and the Equityholder Representative shall use commercially reasonable efforts to complete and to deliver in draft form the Restructuring Tax Analysis to Parent no later than thirty (30) days after execution of this Agreement using reasonable assumptions. Topco and the Equityholder Representative will cause the Restructuring Tax Analysis to be updated and finalized no later than sixty (60) days prior to the due date of the federal and state income Tax Returns that reflect the Reorganization Transactions and the Section 336(e) Elections.

(k)Cooperation. Each of the Parties shall cooperate reasonably with each other and shall provide each other with such assistance as may be and to the extent reasonably requested in connection with the preparation and filing of Tax Returns (including any information required to be reported by Parent pursuant to Section 6043A of the Code) and any audit, proceeding or other Litigation with respect to Taxes. Such cooperation shall include the retention and (upon a Party or the Equityholder Representative’s request, as applicable) the provision of records and information which are reasonably relevant to any such audit, proceeding or other Litigation.

(l)In the event the Company or any of its Subsidiaries is entitled to receive any refund of Taxes (including, for the avoidance of doubt, any refund of overpayments of estimated Taxes) with respect to any Pre-Closing Tax Period, Parent shall cause the Company or any such Subsidiary to promptly pay by wire transfer of immediately available funds to the Equityholder Representative (or as directed by the Equityholder Representative, to the Paying Agent, or to a Subsidiary of the Surviving Corporation with respect to any amounts payable to Company Group Employees for payroll or other applicable payment processing by the Surviving Corporation or its applicable Subsidiary), for further distribution to the Equityholders (in the same manner of distribution as set forth in Section 10.1(e) with respect to the Unused Equityholder Representative Expense Amount), an amount in cash equal to such refund plus any interest earned with respect to such refund (net of any tax imposed in connection with such refund and the reasonable out-of-pocket costs incurred by Parent in obtaining and paying over such refunds); provided that such refund of Taxes was not reflected in Closing Net Working Capital and; provided further, that such refund is not attributable to the carryback of any Tax item or Tax attribute from a Tax period beginning after the Closing. Any refunds or credits of or against Taxes of the Company for any Straddle Period shall be equitably apportioned between the Equityholders and Parent in accordance with the principles set forth in Section 10.2(g). In addition, Parent will pay, or cause to be paid, to the Equityholder Representative (or as directed by the Equityholder Representative, to the Paying Agent, or to a Subsidiary of the Surviving Corporation with respect to any amounts payable to Company Group Employees for payroll or other applicable payment processing by the Surviving Corporation or its applicable Subsidiary) for further distribution to the Equityholders (in the same manner of distribution as set forth in Section 10.1(e) with respect to the Unused Equityholder Representative Expense Amount), an amount equal to any Realized Tax Benefit actually realized by Parent, the Company Group, or any of their respective Affiliates in any Tax period (or portion thereof) ending on or before December 31, 2023 within ten (10) Business Days of the filing of the Tax Return for the Tax period in which such benefit is realized; provided, that nothing contained in this Agreement shall entitle the Equityholder Representative, any Equityholder or any other Person to review any Tax Return of Parent (including any Tax Return of a consolidated group of which Parent is a member) for any taxable period or any Tax Return of the Company Group for any taxable period beginning after the Closing Date.

10.3.Expenses

Except as otherwise expressly provided in this Agreement, including Section 6.3, Section 10.1, and Section 10.2, all fees and expenses incurred in connection with the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Contemplated Transactions are consummated.

10.4.Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered, if delivered personally, (b) on the date the delivering party receives an affirmative confirmation (excluding automatic acknowledgement of receipt) during normal business hours from the party or the attorney for the party to whom notice was intended, if delivered by email listed below (or at such other email for a party as shall be specified in a notice given in accordance with this Section 10.4), (c) three (3) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested) or (d) one (1) Business Day after being sent by overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.4):

If to the Company (prior to the Closing), Topco, or the Equityholder Representative:

c/o AEA Investors LP

666 Fifth Avenue, 36th Floor

New York, NY 10103

Attention: General Counsel

Email: Bburns@aeainvestors.com

With a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attn: Steven J. Steinman; Erica Jaffe

Email: steven.steinman@friedfrank.com;

erica.jaffe@friedfrank.com

If to Parent or Merger Sub or the Company (after Closing):

Helios Technologies, Inc.

1500 West University Parkway

Sarasota, Florida 34243

Attn: Chief Legal and Compliance Officer

Email: melanie.nealis@heliostechnologies.com

With a copy (which shall not constitute notice) to:

Jones Day

1420 Peachtree Street NE

Atlanta, Georgia 30309

Attn: William J. Zawrotny

Email: wjzawrotny@jonesday.com

10.5.Governing Law

All matters relating to the interpretation, construction, validity and enforcement of this Agreement, including all claims or disputes (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the Contemplated Transactions (including any claim or cause or action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware, including statutes of limitation.

10.6.Entire Agreement

This Agreement, together with the exhibits hereto, the Disclosure Schedule, the Ancillary Documents and the Confidentiality Agreement, constitute the entire understanding and agreement of the Parties relating to the subject matter hereof and thereof and supersede all prior contracts or agreements among the Parties, whether oral or written.

10.7.Severability

Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid, illegal or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability, illegality or prohibition and shall be enforced to the greatest extent permitted by Law, (b) such unenforceability, illegality, or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances, or (ii) in any other jurisdiction, and (c) such unenforceability, illegality or prohibition shall not affect or invalidate any other provision of this Agreement.

10.8.Amendment

Neither this Agreement nor any of the terms hereof may be amended, supplemented or modified orally, but only by an instrument in writing signed by the Parties; provided that the observance of any provision of this Agreement may be waived in writing by the Party that will lose the benefit of such provision as a result of such waiver.

10.9.Effect of Waiver or Consent

No waiver or consent, express or implied, by any Party to or of any breach or default by any Party in the performance by such Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Party of the same or any other obligations of such Party hereunder. No single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, shall preclude any other or further exercise thereof or the exercise of any other right or power. Failure on the part of a Party to complain of any act of any Party or to declare any Party in default, irrespective of how long such failure continues, shall not constitute a waiver by such Party of its rights hereunder until the applicable statute of limitation period has run.

10.10.Parties in Interest; Limitation on Rights of Others

Certain provisions of this Agreement are intended for the benefit of the Equityholders and shall be enforceable by the Equityholder Representative on behalf of the Equityholders; provided, that no Equityholder shall have the right to directly take any action or enforce any provision of this Agreement, it being understood and agreed that all such actions shall be taken solely by the Equityholder Representative on behalf of the Equityholders as provided in Section 10.1. The terms of this Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective legal representatives, successors and permitted assigns. Except as expressly provided herein, nothing in this Agreement shall be construed to give any Person (other than the Parties and their respective legal representatives, successors and permitted assigns and as expressly provided herein) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise; provided, that (a) the Equityholder Representative shall have the right, but not the obligation, to enforce any rights of the Company or the Equityholders under this Agreement (including the right of the

Equityholders to pursue damages in the event of Parent’s or Merger Sub’s breach of this Agreement), (b) the Persons released pursuant to Section 10.20 shall have the right to enforce their respective rights under Section 10.20, (c) from and after the Closing, the D&O Indemnified Parties shall be third party beneficiaries of the provisions of Section 6.5, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) in the event of any breach thereof, and (d) the AEA Group, the Retained Subsidiaries (to the extent not party to this Agreement), and Fried Frank shall have the right to enforce their respective rights under Section 10.19.

10.11.Assignability

No assignment of this Agreement or of any rights or obligations hereunder may be made by any party, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other Parties hereto and any attempted assignment without the required consents shall be void; provided that (a) the Equityholder Representative may, at its election appoint a successor Equityholder Representative in accordance with Section 10.1, (b) Parent and, after the Closing, the Surviving Corporation may assign their respective rights (but not their obligations) hereunder without the prior written consent of, but with written notice to, the Equityholder Representative to any of their respective Affiliates, and (c) following the Closing, Topco may assign its rights and obligations hereunder without the prior written consent of, but with written notice to, Parent, to any of its Affiliates; provided that such assignment will not relieve Topco of any liability under this Agreement.

10.12.Disclosure Schedule

The Disclosure Schedule has been arranged, for purposes of convenience only, in schedules numbered to correspond to the Sections of this Agreement. For the purposes of this Agreement, any information and/or matter disclosed in a schedule in the Disclosure Schedule that is numbered to correspond to a particular section of this Agreement shall be deemed to have been disclosed with respect to such section of the Agreement (whether or not a Disclosure Schedule is referenced in such section) and any other section of this Agreement to the extent the applicability thereto is reasonably apparent on its face or where noted with applicable cross-references. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company Group contained in this Agreement. Nothing in the Disclosure Schedule shall be deemed to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. In disclosing the information in the Disclosure Schedule, the Company (on behalf of itself and the other members of the Company Group) expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. References to any document contained in the Disclosure

Schedule are not intended to summarize or describe such document, but rather are for convenience only and reference should be made to such document for full explanation thereof.

10.13.Jurisdiction; Court Proceedings; Waiver of Jury Trial

Any Litigation involving any party to this Agreement arising out of or in any way relating to this Agreement, including all disputes (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the Contemplated Transactions, shall be brought exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware) (together with the appellate courts thereof, the “Chosen Courts”) and each of the Parties hereby submits to the exclusive jurisdiction of the Chosen Courts for the purpose of any such Litigation. Each Party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Litigation in any Chosen Court, (b) any claim that any such Litigation brought in any Chosen Court has been brought in an inconvenient forum, and (c) any claim that any Chosen Court does not have personal jurisdiction over any party with respect to such Litigation. To the extent that service of process by mail is permitted by applicable Law, each Party irrevocably consents to the service of process in any such Litigation in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. The Parties agree that any judgment entered by any Chosen Court may be enforced in any court of competent jurisdiction. Each party to this Agreement irrevocably and unconditionally waives any right to a trial by jury and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Litigation.

10.14.Reliance on Counsel and Other Advisors

Each Party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each Party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

10.15.Remedies

All remedies, either under this Agreement or by Law or otherwise afforded to the Parties hereunder, shall be cumulative and not alternative, and any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of this Agreement and to exercise all other rights granted by Law, equity or otherwise.

10.16.Specific Performance

The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in addition to any other remedies, each Party shall be entitled to seek enforcement of the terms of this Agreement (including a Party’s obligation to consummate the Closing) by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the securing or posting of any bond or other security in connection with such remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

10.17.Counterparts

This Agreement may be executed in any number of counterparts (including counterparts transmitted via facsimile or in .pdf or similar format) with the same effect as if all signatory Parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

10.18.Further Assurance

If at any time after the Closing any further action is necessary or desirable to fully effect the Contemplated Transactions, each of Topco, Parent and the Surviving Corporation shall take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request.

10.19.Legal Representation

(a)Each of the Parties acknowledges that Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) currently serves as counsel to (i) the Company Group, (ii) the Retained Subsidiaries, and (iii) the AEA Group, including in connection with the negotiation, preparation, execution and delivery of this Agreement, the Ancillary Documents and the consummation of the Contemplated Transactions, and that Fried Frank intends to act as legal counsel to the AEA Group and the Retained Subsidiaries after the Closing. Parent and Merger Sub, on behalf of themselves and their Affiliates, hereby irrevocably waive, and after the Closing, will cause the Company Group to waive, any conflicts that may arise in connection with Fried Frank representing the AEA Group and the Retained Subsidiaries after the Closing even if such representation may relate to the Contemplated Transactions or to any matter substantially related to Fried Frank’s prior representation of the Company Group.

(b)Each of the Parties further agrees that all communications and documents exchanged in any form or format whatsoever between Fried Frank, on the one hand, and any of the Company Group, the Retained Subsidiaries, and/or the AEA Group (or any other Equityholder), or any of their respective Affiliates, on the other hand, relating to the consideration, negotiation, documentation, and consummation of the Agreement, any of the Ancillary Documents, or the Contemplated Transactions or any alternative acquisition transaction (collectively, the “Deal Communications”), shall be deemed to be retained and owned solely by the AEA Group, shall be controlled solely by the AEA Group, and shall not pass to or be claimed by Parent, Merger Sub, the Company Group, or any of their Affiliates. All Deal Communications that are subject to the attorney-client privilege, the attorney work product doctrine or any other privilege or protection (collectively, the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the AEA Group, shall be controlled solely by AEA Group, and shall not pass to or be claimed by Parent, Merger Sub, the Company Group, or any of their Affiliates. None of the AEA Group, the Retained Subsidiaries, nor Fried Frank shall have any duty whatsoever to reveal or disclose any Deal Communications, Privileged Deal Communications, or files to the Company Group by reason of any attorney-client relationship between Fried Frank and the Company Group or otherwise. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Parent or the Company Group, on the one hand, and a third party other than the AEA Group, any other Equityholder, the Retained Subsidiaries, or any of their respective Affiliates, on the other hand, Parent and the Company Group may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party;

provided, however, that neither Parent nor the Company Group may waive such privilege without the prior written consent of the Equityholder Representative. In the event that Parent or the Company Group is legally required by Order to produce any Deal Communications or Privileged Deal Communications in their possession, Parent shall promptly (and, in any event, within two (2) Business Days) notify the Equityholder Representative in writing (including by making specific reference to this section) so that the Equityholder Representative can seek a protective order or take other appropriate action and Parent and the Company Group agree to use all commercially reasonable efforts to assist therewith.

(c)To the extent that files or other materials maintained by Fried Frank constitute property of its clients, only the Equityholder Representative shall hold such property rights with respect to any representation prior to the Closing of the Company Group, and Fried Frank shall have no duty to reveal or disclose any such files or other materials by reason of any attorney-client relationship between Fried Frank, on the one hand, and the Company Group, on the other hand.

(d)Prior to the Closing, the Equityholder Representative, the Company Group, the Retained Subsidiaries, or the AEA Group (or any other Equityholder), or any of their respective directors, officers, employees, or other representatives, are permitted to take any action to protect from access or remove from the premises of the Company Group (or any offsite back-up or other facilities) any Privileged Deal Communications, including by segregating, encrypting, copying, deleting, erasing, exporting, or otherwise taking possession of any Privileged Deal Communications (any such action, a “Permitted Removal”). However, it may not be practicable or cost-effective to undertake a Permitted Removal, or to remove all Privileged Deal Communications that may exist in the Company Group’s files and electronic servers and databases.  In the event that any Privileged Deal Communications (including any copy, backup, image, or other form, version, or electronic vestige of such material) remains accessible to or discoverable or retrievable by Parent, Merger Sub, or the Company Group (each, a “Residual Communication”), Parent and Merger Sub, on behalf of themselves and their Affiliates, consent and agree, and agree to cause the Company Group (after the Closing) to consent and agree, that they will not intentionally use, or attempt to use, any means to access, retrieve, restore, recreate, unarchive, or otherwise gain access to or view any Residual Communication for any purpose. Parent and the Surviving Corporation, together with any of their respective Affiliates, Subsidiaries, successors, or assigns, agree (i) not to assert that the privilege has been waived as to the Privileged Deal Communications or the subject matter of such material that may be located in the records electronic servers and databases (or in the knowledge of the officers and employees) of the Company Group or the Surviving Corporation; and (ii) not to assert that Parent, Merger Sub, or the Company Group have the right to waive the attorney-client or other privilege with respect to such material or the subject matter contained in it.

(e)This Section 10.19 is for the benefit of the AEA Group (and any other Equityholder), the Retained Subsidiaries, and Fried Frank, and the AEA Group, the Retained Subsidiaries (to the extent not party hereto), and Fried Frank are express third party beneficiaries of this Section 10.19. This Section 10.19 shall be irrevocable, and no term of this Section 10.19 may be amended, waived, or modified, without the prior written consent of the Equityholder Representative and Fried Frank.

10.20.Release

Except in the case of actual fraud, effective as of the Effective Time, each of Parent, Merger Sub, and the Company Group, on behalf of itself and each of their Subsidiaries and Affiliates and each of their current and former officers, directors, employees, partners, members, advisors, successors and assigns, hereby irrevocably and unconditionally releases and forever discharges each current and former manager, officer, director, employee, agent, or representative of the Company Group and the Equityholders of the Company and their respective Affiliates, including the AEA Group and the Retained Subsidiaries, and their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), obligations, liabilities, claims and demands whatsoever whether in law or in equity, arising out of, or relating to, or accruing from (a) the organization, management or operation of the businesses of the Company Group or their relationship with the Company Group, in each case relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) this Agreement and the Contemplated Transactions, (c) any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Schedules and Exhibits hereto or in any certificate contemplated hereby and delivered in connection herewith, (d) any information (whether written or oral), documents or materials furnished in connection with the Contemplated Transactions, or (e) any COVID Action taken prior to the Closing; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to enforcing the terms of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, Parent and its successors and assigns hereby waive, and unconditionally release the Equityholders of the Company from, any rights and remedies that Parent, the Company Group, and its successors and assigns may otherwise have against such Equityholders under any Environmental Law, including any claims for contribution under the Comprehensive Environmental Response, Compensation and Liability Act, or common law.

10.21.No Recourse Against Nonparty Affiliates

  Except for the Company’s right to enforce the Confidentiality Agreement in accordance with its terms, any claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as Parties in the preamble to this Agreement (“Contracting Parties”). Except for the Company’s right to enforce the Confidentiality Agreement in accordance with its terms, no Person who is not a Contracting Party, including any director, officer, employee, incorporator, member, partner, manager, unitholder, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, unitholder, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to, this Agreement, or based on, in respect of, or by reason of, this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, and excluding the Company’s right to enforce the Confidentiality Agreement in accordance with its terms, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

BWG HOLDINGS I CORP

By:______________________________
Name:
Title:

ICM HOLDCO I CORP.

By:______________________________
Name:
Title:

SBF II REPRESENTATIVE CORP.

By:______________________________
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

HELIOS TECHNOLOGIES, INC.

By:______________________________
Name:
Title:

VITALITY MERGER SUB, INC.

By:______________________________
Name:
Title:

Exhibit A

Form of Letter of Transmittal

[***]

Exhibit B

Form of Amended and Restated Company Certificate of Incorporation

[***]

Exhibit C

Form of Termination Agreement (AEA Management Agreement)

[***]

Exhibit D

Reorganization Transactions

[***]

Exhibit E

Form of Stockholder Support Agreement

[***]

Exhibit F-1

Form of Restrictive Covenant Agreement – Sponsor

[***]

Exhibit F-2

Form of Restrictive Covenant Agreement – Individuals

See attached.

Exhibit G

Key Management Persons

[***]

Exhibit H

Specific Indemnities

[***]

Exhibit I

Form of Topco Restrictive Covenant Agreement

[***]

Exhibit J

Form of Reverse TSA

[***]

Schedule 1.1(a)

Net Working Capital

[***]

Schedule 1.1(b)

Indebtedness

(g)

[***]

(iv)

[***]

Schedule 1.1(c)

Knowledge of the Company Group

[***]

Schedule 10.2(h)

Retained Business Values

[***]

Schedule D

Agreements Assigned in the Reorganization Transactions

1.	[***]